 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 11, 1996

                                                REGISTRATION NO. 333-09791
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------
                               POPPE TYSON, INC.

            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------

        DELAWARE                     7331                    13-3315694
     (STATE OR OTHER     (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
     JURISDICTION OF      CLASSIFICATION CODE NUMBER)    IDENTIFICATION NO.)
    INCORPORATION OR
      ORGANIZATION)

                               ----------------

                              40 WEST 23RD STREET
                         NEW YORK, NEW YORK 10010-5201
                                (212) 727-5600
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                                 FERGUS O'DALY
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                              40 WEST 23RD STREET
                         NEW YORK, NEW YORK 10010-5201
                                (212) 727-5600

(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ----------------

                                  COPIES TO:

    ANDREW M. ROSS, ESQ. DEBORAH L.    JAMES P. O'HARE, ESQ. TESTA, HURWITZ &
  SALTZMAN, ESQ. LOEB & LOEB LLP 345    THIBEAULT, LLP HIGH STREET TOWER, 125
 PARK AVENUE NEW YORK, NEW YORK 10154-    HIGH STREET BOSTON, MASSACHUSETTS
          0037 (212) 407-4800                   02110 (617) 248-7000

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.


                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+                                                                              +
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             SUBJECT TO COMPLETION

               PRELIMINARY PROSPECTUS DATED OCTOBER 11, 1996
PROSPECTUS

                             3,000,000 SHARES
                               POPPE TYSON, INC.
                                  COMMON STOCK

                                  -----------

  All of the 3,000,000 shares of Common Stock offered hereby are being offered by Poppe Tyson, Inc. (together with its subsidiaries, "Poppe" or the "Company"). Prior to this offering, there has been no public market for the Common Stock of the Company. See "Underwriting" for information relating to the determination of the initial public offering price. It is currently estimated that the initial public offering price of the Common Stock will be between $10.00 and $12.00 per share.

  The Common Stock has been approved for listing on the Nasdaq National Market under the symbol "POPT," subject to official notice of issuance.

  SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN RISK FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN THE COMMON STOCK OFFERED HEREBY.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
  IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                               PRICE TO UNDERWRITING PROCEEDS TO
                                                PUBLIC  DISCOUNT(1)  COMPANY(2)
--------------------------------------------------------------------------------
Per Share....................................    $          $           $
--------------------------------------------------------------------------------
Total(3).....................................   $          $            $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) The Company and its parent company, Bozell, Jacobs, Kenyon & Eckhardt, Inc. (including subsidiaries other than Poppe, "BJK&E"), have agreed to indemnify the several Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses estimated at $1,400,000, payable by the Company.

(3) The Company has granted the several Underwriters an option, exercisable within 30 days after the date hereof, to purchase up to 450,000 additional shares of Common Stock, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting
    Discount and Proceeds to Company will be $   , $    and $   , respectively.
    See "Underwriting."

                                  -----------

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York,
New York on or about      , 1996.

                                  -----------

MERRILL LYNCH & CO.
                                                       DEAN WITTER REYNOLDS INC.

                                  -----------

                  The date of this Prospectus is      , 1996.

                                   [PHOTOS]

  The Company intends to distribute to its stockholders annual reports containing audited consolidated financial statements and a report thereon by its independent auditors and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMPANY'S COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information, including the financial statements (including the notes thereto) appearing elsewhere in this Prospectus. All references in this Prospectus to Common Stock data reflect a stock split, as adjusted, of approximately 8,450-to-1 which the Company completed prior to the date of this Prospectus. Unless otherwise indicated, all information in this Prospectus assumes that the Underwriters' over-allotment option described in "Underwriting" is not exercised. This Prospectus contains certain statements of a forward-looking nature relating to future events or the future financial performance of the Company. Prospective investors are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, prospective investors should specifically consider the various factors identified in this Prospectus, including the matters set forth under the caption "Risk Factors" which could cause actual results to differ materially from those indicated by such forward-looking statements.

                                  THE COMPANY

  Poppe is a full-service marketing communications company that develops and implements marketing programs utilizing traditional media and interactive applications of digital media such as the Internet, the World Wide Web (the "Web"), CD-ROMs and digital diskettes. The Company specializes in providing marketing communications services for "considered purchase" products and services. Considered purchase products and services, such as automobiles, computers and financial services, typically involve lengthy, non-impulse sales processes during which customers generally seek substantial detailed product information before making their purchase decisions. The Company is also a leader among major marketing communications companies in the creation of marketing programs using the Web. Since commencing its Web environment services in fiscal 1994, Poppe has provided design and development services for The White House Web site and approximately 60 other Web sites for such clients as General Motors Corporation's Cadillac Motor Car Division ("Cadillac"), LensCrafters Inc. ("LensCrafters"), Merrill Lynch & Co. ("Merrill Lynch") and Netscape Communications Corp. ("Netscape"). Poppe's approximately 385 full-time employees operate from offices in New York City; Morris Plains, New Jersey; Pittsburgh, Pennsylvania; and Mountain View, Palo Alto and Los Angeles, California.

  Poppe and its predecessor have been providing traditional marketing communications services for over 70 years. The Company's objective is to be a leading provider of interactive marketing communications products and services utilizing digital based media such as the Web and CD-ROMs, while continuing to develop and expand its traditional marketing business. The Company provides a range of integrated marketing services such as the creation of core themes for marketing campaigns, market analysis, creation of marketing materials, media planning and placement, product positioning, corporate and product branding, public relations, data base driven sales support and Web site design, development, launch and maintenance services. See "Business--Poppe's Products and Services." The Company delivers its clients' marketing messages through traditional media such as broadcast, print and direct mail, as well as digital media.

  The Company believes that there are significant factors and trends driving change and creating opportunities in the marketing communications industry for the use of digital media. These factors include the ability of marketers to use digital media to strengthen corporate and product brands, to reach targeted demographic groups, to quantify specific information regarding their customers and to provide in-depth information on their products and services in a timely manner. Industry observers generally believe that the number of Internet and Web users has increased substantially over the last several years. According to the February 1996 issue of Internet Marketing & Technology Report published by Computer Economics Inc., the number of commercial Web sites increased from approximately 7,300 in June 1995 to approximately 45,000 in January 1996. Furthermore, The Forrester Report for December 1995 estimated that typical budgets to launch and maintain Web sites for one year ranged, depending on the type of site, from approximately $300,000 for a site with static content, to over $3.0 million for a site providing for consumer transactions. This report estimated that these expenditures will rise between approximately 50% and approximately 230% through 1997.

  The Company's interactive marketing communications products and services include Web environment services such as Web site design, development and launch services, digital marketing, sales and training products delivered primarily through CD-ROMs and digital diskettes, and data base marketing services such as processing, grading and tracking customer e-mail, Web data collection systems, 1-800 telephone responses and business reply card processing (collectively, "Interactive Products and Services"). The Company's revenues from its Interactive Products and Services were approximately $813,000 and $4.8 million (approximately 7% and 28% of the Company's total revenues) for the fiscal years ended March 31, 1995 and 1996, respectively, and approximately $465,000 and $1.8 million (approximately 17% and 27% of the Company's total revenues) for the three months ended June 30, 1995 and 1996, respectively. On June 27, 1996, Poppe acquired Animated Systems & Design, Inc. ("Animated Systems"), which creates and develops marketing and sales presentations, sales information systems and computer-based training materials delivered primarily through CD-ROMs and digital diskettes. On a pro forma basis giving effect to the acquisitions of Animated Systems and another marketing communications company in fiscal 1996 as if they had occurred on April 1, 1995, the Company's revenues from Interactive Products and Services were approximately $7.4 million (approximately 34% of the Company's total revenues) for fiscal 1996 and giving effect to the acquisition of Animated Systems as if it had occurred on April 1, 1995, the Company's revenues from Interactive Products and Services were approximately $2.7 million (approximately 36% of the Company's total revenues) for the first quarter of fiscal 1997. The balance of the Company's revenues were derived from marketing communications services utilizing traditional media such as broadcast and print advertising and public relations.

  Poppe's digital media products and services allow its clients to provide interactive delivery of information and services to their customers. For example, Poppe performed Web site design and development services for E*Trade Securities, Inc. ("E*Trade"), a discount brokerage firm accepting customer orders over the Internet, which allows customers to buy or sell stocks directly through the Web site and updates the customer's trading records. Also, in conjunction with BJK&E's "milk moustache" campaign for the National Fluid Milk Processor Promotion Board (the "Milk Board"), Poppe performed Web site design, development and launch services. Additionally, Animated Systems designed and created a CD-ROM based data library for International Business Machines Corporation ("IBM") containing product information and training materials. This software allows IBM's sales people and customers access to detailed product information, demonstrations and trial versions of software products, and electronic brochures.

  The Company was a wholly-owned subsidiary of BJK&E from February 1988 until June 1996 and as of October 1, 1996, BJK&E owned approximately 88% of the outstanding Common Stock, on a fully diluted basis. Immediately after the completion of this offering, BJK&E will own approximately 63%, on a fully diluted basis, of the outstanding Common Stock (61% if the Underwriters' over-allotment option is exercised in full). BJK&E (including Poppe) is among the 15 largest marketing communications holding companies in the world and one of the five largest privately held marketing communications holding companies in the world, based on worldwide gross income for 1995 of $404.5 million as published in the April 15, 1996 issue of Advertising Age. BJK&E has worked closely with Poppe to develop new business opportunities for Poppe and to deliver marketing communication services to their clients. Poppe has developed Web sites for BJK&E clients such as Chrysler Corporation ("Chrysler"), Merrill Lynch, Taylor-Made Golf Company, Inc. ("Taylor-Made"), The Valvoline Company, a division of Ashland Oil, Inc., ("Valvoline") and Weber-Stephen Products Co. ("Weber") (the maker of Weber grills). Poppe expects this relationship with BJK&E to continue after this offering. BJK&E has historically provided certain administrative and support services to the Company. Pursuant to an operating services agreement (the "Operating Services Agreement"), BJK&E is obligated to continue providing these services for at least one year following the consummation of this offering. For further information regarding the terms of the Operating Services Agreement and additional support provided by BJK&E to the Company, see "Business--Poppe's Strategy" and "Certain Transactions--Relationship with BJK&E." Poppe anticipates that its continued association with BJK&E will provide the Company with client introductions and marketplace visibility not generally available to other new media communications companies.

  Poppe is a Delaware company incorporated on December 10, 1985 under the name "USAdvertising, Inc." Its name was changed to Poppe Tyson, Inc. on April 8, 1987 in conjunction with its acquisition at that time of an advertising agency of the same name. The principal executive offices of the Company are located at 40 West 23rd Street, New York, New York 10010-5201, its telephone number is
(212) 727-5600, its e-mail address is @ny.poppe.com, and its World Wide Web site is located at http://www.poppe.com. Information contained in the Company's Web site shall not be deemed to be a part of this Prospectus.

                                  THE OFFERING

Common Stock offered by the
 Company........................... 3,000,000 shares
Common Stock to be outstanding
 after this offering............... 10,288,700 shares(1)
Use of proceeds.................... Repayment of intercorporate borrowings to
                                    BJK&E, general corporate purposes, includ-
                                    ing working capital, funding for the con-
                                    tinued development of the Company's inter-
                                    active marketing communications business,
                                    for acquisition of products, technologies
                                    or businesses that offer marketing commu-
                                    nications products or services and to ex-
                                    pand operations and establish new domestic
                                    and international offices
Nasdaq National Market symbol...... POPT

--------

(1) Does not include (i) 2,210,746 shares of Common Stock reserved for issuance upon exercise of stock options pursuant to the Company's stock option plan on October 10, 1996, of which on October 10, 1996 outstanding options to purchase 750,295 shares have been granted to certain executive officers and other employees of, and an advisor to, the Company and the former optionholders of Animated Systems, and of which options to purchase an additional 43,749 shares have been granted to nominees to the Company's Board of Directors at an exercise price equal to the initial public offering price effective at the closing of this offering, at a weighted average exercise price of $6.66 per share (for purposes of options with an exercise price equal to the initial public offering price, assuming an initial offering price of $11.00 per share, the midpoint of the price range set forth on the cover page of this Prospectus) or (ii) 174,165 shares of Common Stock reserved for issuance pursuant to the Company's stock purchase plan, none of which have been issued at October 10, 1996. See "Management-- Directors' Compensation," "--Stock Option Plan" and "--Stock Purchase Plan."

     SUMMARY HISTORICAL AND PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                     THREE MONTHS
                                       YEARS ENDED MARCH 31,                        ENDED JUNE 30,
                         ---------------------------------------------------- ----------------------------
                                                                     1996                         1996
                          1992    1993    1994    1995    1996   PRO FORMA(1)  1995    1996   PRO FORMA(1)
                         ------  ------  ------- ------- ------- ------------ ------  ------  ------------
                                                                 (UNAUDITED)         (UNAUDITED)
STATEMENT OF OPERATIONS
 DATA:
Commissions and fees.... $7,332  $7,371  $10,585 $11,036 $17,077   $21,517    $2,761  $6,666     $7,566
Operating income
 (loss)(2)..............   (503)   (397)     560     163     847       927      (384)   (598)      (784)
Net earnings (loss).....   (236)   (166)     313      36     496       302      (241)   (401)      (621)
Net earnings
 (loss) per share....... $ (.03) $ (.02) $   .04 $   --  $   .06   $   .03    $ (.03) $ (.06)    $ (.09)
Weighted average number
 of shares
 outstanding(3).........  8,451   8,451    8,451   8,451   8,335     8,786     8,451   6,780      7,232

                                                             AT JUNE 30, 1996
                                                            --------------------
                                                                         AS
                                                            ACTUAL   ADJUSTED(4)
                                                            -------  -----------
                                                                (UNAUDITED)
BALANCE SHEET DATA:
Cash....................................................... $    48    $26,525
Working capital (deficit)..................................  (2,840)    26,450
Total assets...............................................  24,594     51,071
Long-term liabilities......................................     880        880
Total liabilities(2).......................................  21,589     18,776
Total stockholders' equity.................................   3,005     32,295

--------
Notes on following page

(1) The pro forma condensed consolidated financial data give effect to the acquisitions by Poppe of certain assets and the assumption of certain liabilities of Werner Chepelsky & Partners, Inc., a Pennsylvania corporation ("WCP"), in January 1996 (the "WCP Acquisition"), as well as the merger of Animated Systems into a wholly-owned subsidiary of the Company in June 1996 (the "Animated Acquisition" and, together with the WCP Acquisition, the "Acquisitions" and financial information presented on a pro forma basis to reflect such Acquisitions as described below being hereinafter referred to as on a "Pro Forma Basis"). Each of the Acquisitions was accounted for under purchase accounting. The pro forma condensed consolidated statement of operations data for the year ended March 31, 1996 combine the results of operations of the Company for the year ended March 31, 1996 and the results of operations for that period as if each such Acquisition had been consummated at April 1, 1995. The pro forma condensed consolidated statement of operations data for the three months ended June 30, 1996 combine the results of operations of the Company for the three months ended June 30, 1996 and the results of operations for that period as if the Animated Acquisition had been consummated at April 1, 1995. Additionally, the pro forma condensed consolidated financial data reflect adjustments for, among other things, amortization of intangible assets arising from the Acquisitions, a special bonus paid to management of WCP and interest on intercompany borrowings in connection with the Animated Acquisition. The pro forma data are not necessarily indicative of the results of operations which would actually have been reported had the Acquisitions been consummated at April 1, 1995 or which may be reported in the future. The pro forma data are not necessarily indicative of the financial position which would actually have been reported had the Animated Acquisition been consummated as of March 31, 1996 or which may be reported in the future. The data should be read in conjunction with the Pro Forma Condensed Consolidated Financial Statements (including the notes thereto) of the Company and the respective historical financial statements (including the notes thereto) of the Company, WCP and Animated Systems appearing elsewhere in this Prospectus.

(2) As of April 1, 1995, the Company adopted the provisions of the Financial Accounting Standards Board's ("FASB") Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions ("FASB 106"). The effect of adopting FASB 106 was an increase of approximately $30,000 in employee benefits expense for the year ended March 31, 1996.

(3) The weighted average number of shares outstanding included in the pro forma columns includes the weighted average of common shares and common equivalent shares adjusted for the 451,596 common shares and common share equivalents issued in connection with the Animated Acquisition.

(4) As adjusted to give effect to the sale of the 3,000,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $11.00 per share (the midpoint of the price range set forth on the cover page of this Prospectus).

                                 RISK FACTORS

  An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors in conjunction with the other information contained in this Prospectus before purchasing the shares of Common Stock offered hereby. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus.

NO ASSURANCE OF PROFITABILITY; INCREASED EXPENSES ANTICIPATED

  The Company had net earnings of $313,238, $36,477 and $496,412 for the fiscal years ended March 31, 1994, 1995 and 1996, respectively (net earnings of $302,329 for the fiscal year ended March 31, 1996 on a Pro Forma Basis). The Company reported net losses of $241,427 and $401,345 for the three months ended June 30, 1995 and 1996, respectively (a net loss of $621,593 for the three months ended June 30, 1996 on a Pro Forma Basis). The Company expects to incur a net loss for the fiscal year ended March 31, 1997, due in part to the increased cost of salaries and employee benefits associated with continued development of the Company's Interactive Products and Services business. Moreover, there can be no assurance that the Company will be profitable in the future. Future operating results will depend on many factors, including the anticipated incurrence of significant expenses through at least fiscal 1999 in order to fund the continued development of the Company's interactive marketing communications business, demand for the Company's interactive marketing communications products and services, the Company's ability to expand its interactive marketing communications product and service offerings, the Company's ability to effectively use emerging technologies in providing its interactive marketing communications products and services, the Company's ability to maintain its client relationships and obtain new accounts, the Company's success in attracting and retaining qualified personnel and the Company's response to competitive developments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business-- Poppe's Strategy."

MANAGEMENT OF POTENTIAL GROWTH; RISKS ASSOCIATED WITH EXPANSION

  The Company's growth over the last two fiscal years has primarily been due to its interactive marketing communications business and acquisitions made by the Company. The Company did not recognize any revenue from its interactive marketing communications business (other than certain data base marketing services such as 1-800 telephone responses and business reply card processing) until fiscal 1995, although in fiscal 1994 it did incur start-up costs related to this business. The Company's revenues from its Interactive Products and Services were approximately $813,000, or approximately 7% of total revenues, in fiscal 1995, approximately $4.8 million, or approximately 28% of total revenues, in fiscal 1996 and approximately $1.8 million, or approximately 27% of total revenues, in the first quarter of fiscal 1997. The number of the Company's full-time employees has also grown rapidly, increasing from approximately 120 on March 31, 1995 to approximately 225 on March 31, 1996, and to approximately 385 on September 15, 1996. This growth has placed, and any continued growth may continue to place, a strain on the Company's operational, financial and physical resources. As part of this growth, the Company has expanded its domestic presence by making four acquisitions in Silicon Valley, Pittsburgh and New York City, since March 31, 1993. Most recently, the Company acquired Animated Systems, which is engaged in the creation and development of sales, marketing and training materials, which are delivered primarily through CD-ROMs and digital diskettes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Acquisitions are subject to various risks and uncertainties, including the inability to effectively assimilate the operations, products, technologies and personnel of the acquired companies, the potential disruption of the Company's existing business, the inability to maintain uniform standards, controls, procedures and policies and the impairment of relationships with employees and customers as a result of any integration of new management personnel.

  BJK&E has historically provided certain administrative and support services to the Company, including cash management, accounts receivable collection, accounting, payroll processing, employee benefit administration, internal audit functions, facilities management and insurance coordination. Pursuant to the

Operating Services Agreement entered into between Poppe and BJK&E in connection with this offering, BJK&E is obligated to continue providing these services for at least one year following the consummation of this offering. The agreement provides for payments by the Company to BJK&E equal to 3% of the Company's commissions and fees on a monthly basis for such specified administrative and support services provided by BJK&E and reimbursement of out-of-pocket and extraordinary expenses. Monthly payments are based on estimated commissions and fees with a reconciliation subsequent to each year end based on the Company's actual commissions and fees. The Operating Services Agreement is renewable by the Company, in whole or in part (subject to certain conditions), for up to four additional one year terms but may be terminated earlier by BJK&E if BJK&E no longer owns at least 50% of the outstanding Common Stock. Any such termination would require the Company to independently provide, or seek an alternative source for providing, such services. There can be no assurance that the Company could independently provide, or find a third party to provide, these services on a cost-effective basis or that any transition from receiving services under the Operating Services Agreement will not have a material adverse effect on the Company. See "Business--Poppe's Strategy," "Employees" and "Certain Transactions--Relationship with BJK&E." The Company currently intends to use BJK&E's services under the Operating Services Agreement for the foreseeable future. BJK&E is not a reporting company under the Securities Exchange Act of 1934, as amended, and accordingly there is little information publicly available regarding BJK&E's financial condition or results of operations. In the event of any material adverse change in the business of BJK&E or its financial condition or results of operations, or any change in ownership of BJK&E, BJK&E's referral of business to Poppe and performance of services for Poppe could be adversely affected.

  The Company's success will depend to a significant extent on the ability of its executive officers and other members of senior management, none of whom has any prior executive management experience in public companies, to operate the Company effectively. See "Management--Directors and Executive Officers." There can be no assurance that the Company has made adequate allowances for the costs and risks associated with any potential growth or expansion, that the Company's systems, procedures or controls will be adequate to support the Company's operations or that the Company's management will be able to implement its growth strategy. If the Company's management is unable to manage growth effectively and new employees are unable to achieve anticipated performance levels, the Company's results of operations could be adversely affected. Potential investors should consider the risks, expenses and difficulties frequently encountered in new and expanding operations.

CONCENTRATION OF REVENUES; ABSENCE OF LONG-TERM NON-TERMINABLE CONTRACTS

  The Company's five largest clients accounted for approximately 42%, 43% and 32% of the Company's revenues for the fiscal years ended March 31, 1994, 1995 and 1996, respectively (approximately 33% for fiscal 1996 on a Pro Forma Basis) and for approximately 44% and 38% of the Company's revenues for the three months ended June 30, 1995 and 1996, respectively (approximately 35% for the three months ended June 30, 1996 on a Pro Forma Basis), with fluctuations in the amount of revenue contribution from each such client from period to period. Of the Company's five largest clients during the fiscal year ended March 31, 1996, three were in the top five for the fiscal year ended March 31, 1995 and of the 10 largest clients for fiscal 1996, four were in the top 10 for fiscal 1995. Toshiba America Information Systems, Inc., Computer Systems Division ("Toshiba"), the Company's largest client during fiscal 1996, accounted for approximately 12% of the Company's revenues during that period (approximately 9% for fiscal 1996 on a Pro Forma Basis). Revenues from Toshiba are derived primarily from traditional marketing services. Consistent with marketing communications industry custom, the Company's clients generally have the right to terminate their relationships with the Company without penalty on relatively short notice, typically 30 to 90 days. Therefore, a client from whom the Company generates substantial revenue in one period may not be a substantial source of revenue in a subsequent period.

  Like most marketing communications companies, the Company may gain and lose several significant accounts each year, and there can be no assurance that any new account will be obtained, or if obtained, will offset any future account losses. To the extent that the Company's major clients do not remain a significant source of revenues, and the Company is unable to replace these clients, there could be a material adverse effect on the Company's business, financial condition and operating results. In addition, the Company's clients may unilaterally reduce their marketing communications budgets or their use of the Company's services. The termination of the Company's business relationship with any of its significant clients or a material reduction in the use of the Company's services by a significant client could have a material adverse effect on the Company's business, financial condition and operating results. In addition, the termination of the Company's business relationship with any client which is significant to a particular office, although not to the Company as a whole, or a material reduction in the use of the Company's services by such a client could have a material adverse effect on the operations of such office. See "Business--Poppe's Clients."

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS; SEASONALITY OF BUSINESS

  The Company's quarterly operating results have fluctuated in the past and may fluctuate in the future as a result of a variety of factors, many of which are not within the Company's control. These factors include timing of the completion, material reduction or cancellation of major projects or the loss of a major client, timing of the receipt of new business, timing of the hiring or loss of personnel, timing of the opening or closing of an office, the relative mix of higher margin as compared to lower margin projects, changes in the pricing strategies and business model of the Company or its competitors and costs relating to the expansion of operations. Quarterly revenues and operating results can depend on the significance of client projects commenced and completed during a quarter, the number of working days in a quarter and employee utilization rates. Because a high percentage of the Company's expenses are relatively fixed, a variation in the timing of the initiation or the completion of client projects, particularly at or near the end of any quarter, can cause significant variations in operating results from quarter to quarter and could result in losses. The Company has historically experienced greater revenue recognition in its third and fourth fiscal quarters than in its first and second fiscal quarters and has historically experienced losses in its first and second fiscal quarters. The Company's interactive marketing communications business has too limited an operating history to determine whether over time such business will be seasonal.

  As a result of the foregoing and other factors, the Company anticipates that it may experience material and adverse fluctuations in future operating results on a quarterly or annual basis. Therefore, the Company believes that period to period comparisons of its revenues and operating results are not necessarily meaningful and that such comparisons cannot be relied upon as indicators of future performance. Due to all of the foregoing factors, in some future quarters the Company's operating results may fall below the expectations of securities analysts and investors. In such event, the trading price of the Common Stock would likely be materially and adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON MANAGEMENT AND KEY EMPLOYEES; NEED FOR ADDITIONAL PERSONNEL

  The Company's success will depend to a significant extent upon certain members of senior management, in particular Fergus O'Daly, Jr., Chairman of the Board and Chief Executive Officer of the Company, David S. Carlick, Executive Vice President of the Company, and Thomas E. Wharton, Jr., Senior Vice President of the Company. The Company has entered into employment agreements with Messrs. O'Daly, Carlick and Wharton which have a three year term commencing upon the consummation of this offering. There can be no assurance, however, that any one of them will not voluntarily terminate their employment with the Company. Subject to certain limitations, the employment agreements prohibit each individual from soliciting or performing certain marketing communications or Internet-related services for any accounts which are, or were within one year preceding a termination of employment, clients of the Company or soliciting any employees of the Company or persons who were employees of the Company within the preceding one-year period during his employment term and for one year thereafter and from disclosing confidential information. There can be no assurance, however, that the Company will be able to enforce such non-solicitation provisions. See "Management--Employment Agreements." The Company's success also will depend to a significant degree upon the continuing contributions of its key account management, marketing, creative and software applications development personnel as well as its ability to attract and retain highly skilled personnel in all job categories. Competition for qualified personnel in the marketing communications industry, especially the digital media marketing communications business, is intense. The Company has at times experienced, and continues to experience, difficulty in recruiting sufficient numbers of qualified personnel. Although the existence of certain management employment agreements and various incentive programs, including the Company's recently adopted stock option and stock purchase plans, are intended to attract and retain new personnel and discourage the departure of key employees, there can be no assurance that they will achieve this purpose. The loss of the services of any senior management or other key employee or the inability to attract and retain additional personnel as required could adversely affect the Company's business, financial condition and results of operations. The Company generally requires its key employees to enter into confidentiality and non-solicitation agreements with the Company prohibiting solicitation of Company accounts and employees for a period of one year following a termination of employment; however, there can be no assurance as to the Company's ability to enforce such agreements. See "Business-- Competition," "--Employees" and "Management."

UNCERTAIN ADOPTION OF INTERNET AS MEDIUM OF COMMERCE AND COMMUNICATIONS

  The Company's ability to derive revenues from its interactive marketing communications business utilizing the Internet and the Web will depend in part upon an expanding industry and an infrastructure for providing Internet access and carrying Internet traffic. Because global commerce and exchange of information on the Internet is new and evolving, it is difficult to predict with any assurance whether the Internet will prove to be a viable commercial marketplace. The Internet may not prove to be a viable commercial marketplace for many reasons, including inadequate development of the necessary infrastructure, such as a reliable network backbone not subject to periodic shutdowns, or timely development of complementary products, such as high speed modems. Moreover, critical issues concerning the commercial use of the Internet (including security, reliability, cost, ease of use and access and quality of service) remain unresolved and may impact the growth of Internet use. In addition, the applicability to the Internet of existing laws governing issues such as property ownership, libel and personal privacy is uncertain. There can be no assurance that the Internet will become a viable commercial marketplace and if it does not do so, or if it develops more slowly than expected by many industry observers, the Company's business, operating results and financial condition could be materially adversely affected. While a number of industry studies have been conducted regarding the number of persons having access to the Internet and the Web, the frequency with which such persons "surf" the Web, user demographics and other relevant statistics, currently, there is little industry consensus as to many of these figures.

DEVELOPING MARKET FOR DIGITAL MEDIA; COMPANY DEPENDENCE ON TRADITIONAL MARKETING PRODUCTS AND SERVICES

  The Company's future growth depends, in part, upon increasing the amount of revenues it derives from providing interactive marketing communications products and services utilizing digital media. The market for digital media marketing communications products and services is continuing to develop, is rapidly evolving and is characterized by an increasing number of market entrants who have introduced or developed products and services for communication and commerce through digital media. Demand and market acceptance for such new products and services are subject to a high level of uncertainty and risk. There can be no assurance that commerce and communication through digital media will continue to grow or that significant demand for the Company's existing or future Interactive Products and Services utilizing digital media will emerge or become sustainable. There can be no assurance that the development or commercial use of additional digital media vehicles will not adversely affect the demand for existing products and services utilizing digital media provided by the Company, or in such event, that the Company could successfully adapt its technologies and other capabilities to such other digital media. The use of digital media in marketing, particularly by those individuals and businesses that have historically relied upon traditional means of marketing, generally requires the acceptance of a new way of conducting business and exchanging information. In particular, businesses that have already invested substantial resources in other means of conducting commerce and exchanging information may be particularly reluctant or slow to adopt a new strategy that may make their existing resources and infrastructure less useful. Also, traditional media businesses are expected to aggressively compete with digital media. Accordingly, there can be no assurance that the digital media marketing communications industry will become an established industry, or if it does, that the Company's products and services will be accepted in the market.

  Through fiscal 1994 substantially all of the Company's revenues were derived from traditional marketing products and services. Interactive Products and Services were approximately $813,000 and $4.8 million (approximately 7% and 28% of the Company's total revenues) for the fiscal years ended March 31, 1995 and 1996, respectively (approximately $7.4 million, or 34% of the Company's total revenues, for fiscal 1996 on a

Pro Forma Basis) and approximately $465,000 and $1.8 million (approximately 17% and 27% of the Company's total revenues) for the three months ended June 30, 1995 and 1996, respectively, (approximately $2.7 million or 36% for the first quarter of fiscal 1997 on a Pro Forma Basis). The balance of the Company's revenues for such periods continued to be derived from traditional marketing products and services. The Company's strategy includes increasing its revenues from its Interactive Products and Services business, although there can be no assurance that the Company will be able to do so. The Company's revenues from its traditional marketing business increased 20% in fiscal 1996 as compared to fiscal 1995 and 2% in fiscal 1995 as compared to fiscal 1994. There can be no assurance that the Company will be able to realize any organic growth in its revenues derived from its traditional marketing business.

TECHNOLOGICAL CHANGE

  The market for Internet-related products and services is characterized by rapid technological developments, evolving industry standards and customer demands, and frequent new product and service introductions and enhancements. These market characteristics are exacerbated by the emerging nature of the Internet and the fact that many companies are expected to introduce new Internet-related products and services in the near future. The Company's future success will depend in significant part on the Company correctly identifying which technologies will achieve market acceptance, the Company's ability to access and adapt to technological developments on a timely basis and to respond to both evolving demands of the marketplace and competitive product and service offerings, and there can be no assurance that the Company will be successful in doing so.

OWNERSHIP OF INTELLECTUAL PROPERTY

  The Company does not presently own any material proprietary software, other than certain proprietary software owned by Animated Systems. The Company's strategy includes developing Web-related software applications which could be licensed to third parties or reused by the Company for products and services for multiple clients. There can be no assurances that the Company will be able to develop any such software, or if developed, to retain ownership of such software or other intellectual property developed while servicing its clients or use the same on other client projects. Most of the Company's current client contracts grant to the client ownership of intellectual property rights to work product created during the course of the Company's engagement with the client, and agreements with future clients may contain similar provisions. Other existing client contracts are, and future client contracts may be, silent as to the ownership of such rights. To the extent that the ownership of such intellectual property rights is expressly granted to clients, the Company does not have the right to reuse or resell such rights without client consent. To the extent that the ownership of such intellectual property rights is ambiguous, the Company's ability to reuse or resell such rights may be limited or prohibited.

COMPETITION

  The marketing communications industry is, and is expected to continue to be, a highly competitive business in which companies of all sizes strive to attract new clients or additional assignments from existing clients and to maintain existing client relationships. The Company faces competition from a number of sources, including national and regional advertising agencies as well as integrated and specialized marketing communications companies. With respect to digital media, the Company's competitors also include marketing communications companies specializing in digital media marketing communications products and services as well as digital media technology companies. Many of these digital media boutiques are increasingly well-known to current and potential clients. In addition, many traditional advertising agencies are beginning to develop or acquire digital media marketing communications departments. Consistent with marketing communications industry custom, the Company's clients are generally able to terminate their relationships with the Company without penalty on relatively short notice, typically between 30 and 90 days. Competition depends to a large extent on clients' perceptions of the quality of the "creative product" of the marketing communication companies as well as technical proficiency with respect to digital media marketing communications products and services. Marketing communications companies' ability to serve clients on a broad geographic basis is also an important competitive consideration. A large client base can limit marketing communications companies' potential for securing new business, because many clients prefer not to be represented by marketing communication companies that represent competitors. Moreover, clients frequently wish to have different products represented by different marketing communications companies.

  There are relatively low barriers to entry in the marketing communications business. For example, the Company has no significant proprietary technology that would preclude or inhibit competitors from entering the marketing communications market or providing services similar to those provided by the Company. Therefore, the Company expects that it will face additional competition from new entrants into the marketing communications industry in the future. There can be no assurance that existing or future competitors will not develop or offer marketing communications products or services that provide significant performance, price, creative, technical or other advantages over those offered by the Company, which could have a material adverse effect on the Company's business, financial condition and operating results. There are a number of advertising agencies, multimedia firms and other companies which exist and which will continue to emerge that have marketing, creative and technical expertise in marketing communications, including new media services provided by the Company such as design and implementation of Internet marketing programs and creation of Web sites, with which the Company will be required to compete. See "Business--Competition."

RISKS ASSOCIATED WITH POTENTIAL ACQUISITIONS

  An element of the Company's growth strategy is to acquire businesses that offer marketing communication products, services or technologies. In the normal course of its business, the Company evaluates potential acquisitions of businesses that might complement or expand the Company's business. The success of this strategy will depend upon the Company's ability to identify and acquire businesses on a cost-effective basis. There is no assurance that the Company will be able to identify appropriate acquisition candidates, or if it does so, to successfully negotiate the terms of any such acquisition or finance any such acquisition. The Company's ability to make acquisitions now and in the future may be adversely affected as a result of the requirement that the Company account for acquisitions on a purchase basis due to BJK&E's ownership of in excess of 50% of the Common Stock. In addition, if the Company consummates any such business acquisitions, such acquisitions will be subject to risks including the inability to effectively assimilate the operations, products, technology and personnel of the acquired companies, the potential disruption of the Company's existing business, the inability to maintain uniform standards, controls, procedures and policies and the impairment of relationships with employees and customers as a result of any integration of new management personnel. If the Company consummates one or more significant acquisitions in which the consideration consists of stock, stockholders of the Company could suffer a significant dilution of their interests in the Company. If the Company proceeds with one or more significant acquisitions in which the consideration consists of cash, a substantial portion of the Company's available cash (including proceeds of this offering) could be used to consummate the acquisitions. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

POTENTIAL CLIENT CONFLICTS OF INTEREST

  Conflicts of interest between existing and prospective clients are inherent in the marketing communications industry. The Company has in the past been, and will in the future continue to be, unable to accept various potential marketing assignments because such assignments will require the Company to provide products or services to direct competitors of existing Company clients. In addition, the Company risks alienating or straining relationships with existing clients each time the Company agrees to provide products or services to even indirect competitors of existing Company clients. Conflicts of interest may jeopardize the stability of revenues generated from existing clients and preclude access to business prospects, either of which developments could have a material adverse effect on the Company's business, financial condition and operating results. In the event that the number of the Company's clients increases, the potential for client conflicts of interest will also increase.

  The Company was a wholly-owned subsidiary of BJK&E from February 1988 until June 1996, and as of October 1, 1996, BJK&E continued to own approximately 88% of the outstanding Common Stock, on a fully diluted basis. Immediately after the completion of this offering, BJK&E will own approximately 63%, on a fully diluted basis, of the outstanding Common Stock (61% if the Underwriters' over-allotment option is exercised in full). Prospective or existing clients may choose not to retain the Company for reasons of actual or perceived client conflicts of interest based upon the Company's relationship with BJK&E and BJK&E's present or future clients.

POTENTIAL COMPETITION AND CONFLICTS WITH BJK&E

  Poppe and BJK&E have in the past and may in the future compete for clients or assignments and there is no agreement or other understanding which would prevent any such competition. In addition, in the past Poppe and BJK&E have independently and jointly provided services to clients of the other and it is anticipated that they may continue to do so in the foreseeable future. Conflicts may arise from time to time between Poppe and BJK&E regarding the allocation of services and/or fees in connection with any such jointly provided services. Furthermore, there can be no assurances that BJK&E will continue to refer business to Poppe. There are no contractual or other restrictions on BJK&E's ability to engage in new media activities. Accordingly, circumstances could arise in which BJK&E would engage in activities competitive with the Company.

  Conflicts of interest may arise between the Company and BJK&E in a number of areas relating to their past and ongoing relationships, including potential competitive business activities, tax and employee matters, indemnity arrangements, sales or distributions by BJK&E of its shares of Common Stock and the exercise by BJK&E of its ability to control the management and affairs of the Company. In addition, the members of the Board of Directors of the Company who are also affiliated with BJK&E will consider not only the short-term and the long-term impact of operating decisions on the Company, but also the impact of such decisions on the consolidated financial results of BJK&E. In some cases the impact of such decisions could be disadvantageous to the Company while advantageous to BJK&E or vice versa. See "Management," "Principal Stockholders" and "Certain Transactions--Relationship with BJK&E."

VOTING CONTROL BY BJK&E

  Upon completion of this offering, BJK&E will own approximately 63%, on a fully diluted basis, of the outstanding Common Stock (61% if the Underwriters' over-allotment option is exercised in full). The Company's stockholders do not have the right to cumulate votes for the election of directors. As a result, BJK&E will be able to control all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. The Company's Board of Directors has been, and is expected to continue to be, comprised entirely of designees of BJK&E. BJK&E has the power to approve or disapprove any corporate actions submitted to a vote of the Company's stockholders. Control by BJK&E may discourage certain types of transactions involving an actual or potential change of control of the Company, including transactions in which the holders of Common Stock might receive a premium for their shares over prevailing market prices. See "Principal Stockholders" and "Certain Transactions--Relationship with BJK&E."

RISK OF CAPACITY CONSTRAINTS AND SYSTEM FAILURES

  The performance of the Company's interactive marketing communications products and services which utilize digital media is critical to the Company's reputation, its ability to attract new clients and projects in the digital media arena and market acceptance of any digital media products and services. The success of the Company's interactive marketing communications business with respect to Web environment services will depend, in significant part, upon a high volume of traffic to the Web sites designed, developed, launched, hosted or maintained by the Company for its clients. Any system failure that causes interruptions in the availability or increases response time of these Web sites would result in less traffic thereto and, if sustained or repeated, might reduce the attractiveness of the Company's Web products and services. The Company is also dependent upon Web browsers, search engines and Internet and online service providers for access to Web sites designed, developed, produced or maintained by the Company for its clients and Internet users have experienced difficulties due to system failures unrelated to particular Web sites. The Company's servers used in connection with its Web site hosting activities are vulnerable to damage from fire, floods, earthquakes, power loss, telecommunications failures and similar events. The Company does not presently have redundant, multiple site capacity or a disaster recovery plan for its hosting activities. The Company's servers, despite the implementation of network security measures by the Company, and clients' Web site servers are also vulnerable to computer viruses, break-ins and similar disruptive problems. Computer viruses, break-ins or other problems caused by third parties could lead to interruptions, delays or cessations in service to users of the Company's products or services delivered via the Internet. The occurrence of any of these risks could have a material adverse effect on the Company's business, results of operations and financial condition.

RISKS ASSOCIATED WITH FIXED FEE CONTRACTS

  The Company generates the substantial majority of its Interactive Products and Services revenues on a fixed fee basis and therefore the Company bears the risk of cost overruns. Many factors, including any failure to anticipate technical problems, estimate costs accurately or control costs during performance of a fixed-price contract, may reduce the Company's profit or cause a loss with respect to such fixed-price contract. In the event the Company does not accurately price its fixed fee contracts it could have a material adverse effect on the Company's business, operating results and financial condition.

SUSCEPTIBILITY TO GENERAL ECONOMIC CONDITIONS

  The Company's revenues and results of operations, like those of other marketing communications companies, will be subject to fluctuations based upon the general economic conditions of the United States. If there were to be a general economic downturn or a recession in the United States, then the Company expects its clients and potential clients will substantially and immediately reduce their marketing communications budgets leading to a reduction in the level of the Company's fees and commissions. In the event of a reduction in overall marketing expenditures, it is possible that marketers may focus their reduced budgets on traditional media advertising at the expense of digital media marketing communications expenditures. Most of the factors that might influence clients and potential clients to reduce their marketing communications budgets under these circumstances are beyond the Company's control. In the event of such an economic downturn, there can be no assurance that the Company's business, operating results and financial condition would not be materially and adversely affected.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES

  The marketing communications industry is subject to extensive government regulation, both domestic and foreign, with respect to the truth and fairness of advertising. The Company must comply with Federal Trade Commission regulations with respect to the marketing of products and services and similar state regulations. In addition, there has been an increasing tendency in the United States on the part of businesses to resort to the judicial system to challenge comparative advertising of their competitors on the grounds that the advertising is false and deceptive. Although BJK&E maintains communication liability insurance for advertising agencies pursuant to which Poppe is insured, with coverage of up to $10.0 million for any claim, there can be no assurance that such coverage would adequately protect Poppe in the event any such claims are made against the Company or its clients by other companies or governmental agencies. Some of the contracts that the Company enters into with its clients require that the Company indemnify clients with respect to any claims or actions brought by third parties which result from the use by the clients of materials furnished by the Company.

  There are currently few laws or regulations directly applicable to access to or commerce on the Internet. The Communications Decency Act of 1996 (the "CDA"), which constitutes Title V of the Telecommunications Reform Act of 1996 was recently enacted and imposes criminal penalties on anyone who distributes obscene, lascivious, indecent or patently offensive communications on the Internet. On June 11, 1996, in American Civil Liberties Union et al. v. Reno, a three judge panel of the United States District Court for the Eastern District of Pennsylvania ruled that certain provisions of the CDA were unconstitutional and preliminarily enjoined enforcement of those provisions. On July 29, 1996, in Shea v. Reno, a three judge panel of the United States District Court for the Southern District of New York preliminarily enjoined the enforcement of a certain provision of the CDA on constitutional grounds. Due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet, covering issues such as user privacy, pricing and characteristics and quality of products and services offered over the Internet. The adoption of any such laws or regulations could have a material adverse effect on the Company's business, results of operations or financial condition or may decrease the growth of the Internet, which could in turn decrease the demand for the Company's products and services delivered over the Internet and thereby adversely affect the Company's business, results of operations or financial condition. Moreover, the applicability to the Internet of existing laws governing issues such as property ownership, libel and personal privacy is uncertain. Because materials may be downloaded by the online or Internet services operated or facilitated by the Company or the Internet access providers with which it has relationships and may be subsequently distributed to others, there is a potential that claims will be made against the Company for defamation, negligence, copyright or trademark infringement or other theories based on the nature and content of such materials. Such claims have been brought, and sometimes successfully pressed against online services in the past. Although BJK&E carries general liability insurance and communication liability insurance for advertising agencies pursuant to which the Company is insured, the insurance may not cover potential claims of this type or may not be adequate to indemnify the Company for all liability that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business-- Government Regulation."

ANTI-TAKEOVER EFFECTS OF CERTIFICATE OF INCORPORATION AND DELAWARE LAW

  The Company's Board of Directors has the authority to issue up to 3,350,000 shares of preferred stock (the "Preferred Stock") and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. The Company has no current plans to issue shares of Preferred Stock. Further, certain provisions of the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and Bylaws (the "Bylaws") and of Delaware law, including a staggered Board of Directors, could delay or make more difficult, a merger, tender offer or proxy contest involving the Company. The Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. See "Description of Capital Stock--Preferred Stock" and "-- Delaware Law and Certain Charter Provisions."

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of a substantial number of shares of Common Stock in the public market following this offering could adversely affect the market price for the Common Stock and the Company's ability to raise capital. Upon completion of this offering, the Company will have outstanding 10,288,700 shares of Common Stock (10,738,700 shares outstanding if the Underwriters' over-allotment option is exercised in full), 6,760,461 of which will be owned by BJK&E. In addition, there are outstanding options to purchase 750,295 shares of Common Stock, of which options to purchase 393,337 shares of Common Stock are currently exercisable. See "Management--Stock Option Plan." Of such outstanding shares, the 3,000,000 shares being offered hereby will be freely tradeable other than by "affiliates" of the Company. The remaining shares are subject to contractual "lock-up" agreements with the Company or the several Underwriters, pursuant to which the current stockholders and option holders have agreed not to publicly sell their shares for a period of 180 days following the date of this Prospectus without the prior written consent of Merrill Lynch. Beginning 180 days following the date of this Prospectus, unless sooner released from contractual lock-up agreements, the shares owned by BJK&E will become available for sale in the public market pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), subject to volume and other resale limitations under Rule 144, and up to an additional 325,371 shares will become available for sale in the public market pursuant to Rule 701 under the Securities Act. See "Shares Eligible for Future Sale." The Company is unable to estimate the number of shares which may be sold under Rule 144 or Rule 701 since this will depend upon the market price of the Common Stock and other factors. Although the Company can make no prediction as to the effect, if any, that sales of shares of Common Stock would have on the market price prevailing from time to time, sales of substantial amounts of Common Stock or the availability of such shares for sale could adversely affect prevailing market prices. Subject to the 180-day lock-up agreements referred to above, pursuant to registration rights agreements, BJK&E, the former shareholders of Animated Systems and certain executives of the Company each have the right to require the Company to register all or a portion of the shares of Common Stock held by them to facilitate their possible sale. BJK&E has advised the Company that it does not have any present intention to request any such registration, nevertheless, for so long as BJK&E is able to elect a majority of the Company's Board of Directors it will be able to cause the Company at any time to register all or a portion of the Common Stock owned by BJK&E under the Securities Act, in addition to BJK&E's contractual registration rights. See "Certain Transactions--Relationship with BJK&E," "Description of Securities-- Registration Rights" and "Shares Eligible for Future Sale."

USE OF PROCEEDS FOR REPAYMENT OF INTERCORPORATE BORROWINGS AND GENERAL CORPORATE PURPOSES

  The Company intends to use a portion of the net proceeds of the sale by the Company of Common Stock offered hereby for repayment of intercorporate borrowings to BJK&E which are estimated to be approximately $6.0 million as of October 10, 1996, including approximately $2.4 million, which bears interest from June 27, 1996 at the rate of the 30-day LIBOR plus 2 1/2%, used by Poppe to finance the cash component of the purchase price for Animated Systems and covenant not to compete payments and repayment of Animated Systems' bank indebtedness, and which borrowings may increase prior to the consummation of this offering depending upon the Company's working capital needs. The Company intends to use the remaining net proceeds of this offering for general corporate purposes, including working capital and funding for the continued development of the Company's interactive marketing communications business. A portion of the proceeds may also be used to acquire products, technologies or businesses that offer marketing communications products or services and to expand operations and establish new domestic and international offices, although there can be no assurance that the Company will expand operations or complete any acquisitions. Pending use of the net proceeds for the above purposes, the Company intends to invest such proceeds in short-term, interest-bearing investment grade obligations. See "Use of Proceeds."

ABSENCE OF PUBLIC MARKET; OFFERING PRICE DETERMINED BY AGREEMENT; POSSIBLE VOLATILITY OF SHARE PRICE

  Prior to this offering, there has been no public market for the Common Stock and there can be no assurance that an active market for the Common Stock will develop or continue after this offering. Accordingly, no assurance can be given as to the liquidity of the market for shares of Common Stock or the price at which any sales thereof may occur, which price will depend upon factors beyond the control of the Company. The initial public offering price per share of Common Stock has been determined by negotiation between the Company and the representatives of the several Underwriters, and may not be indicative of the market price for the shares of Common Stock after this offering. See "Underwriting" for factors considered in determining the offering price. The trading price of the Common Stock could be subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological innovations or new products or services by the Company or its competitors, changes in financial estimates by securities analysts and other events or factors. In addition, the stock market has experienced volatility that has particularly affected the market prices of equity securities of many companies providing new media products and services and that can be unrelated to the operating performance of such companies. These broad market fluctuations may materially adversely affect the market price of the Common Stock. See "Underwriting."

IMMEDIATE AND SUBSTANTIAL DILUTION TO NEW INVESTORS

  Investors participating in the offering will incur immediate and substantial dilution of net tangible book value per share of Common Stock. To the extent outstanding options to purchase Common Stock are exercised, there will be further dilution. See "Dilution."

LACK OF DIVIDENDS

  The Company anticipates that for the foreseeable future the Company's earnings, if any, will be retained for use in the business. Declaration of dividends on the Common Stock will depend upon, among other things, future earnings, the operating and financial condition of the Company, its capital requirements and general business conditions. See "Dividend Policy."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 3,000,000 shares of Common Stock being offered by it hereby (at an assumed initial public offering price of $11.00 per share, the midpoint of the price range set forth on the cover page of this Prospectus) are estimated to be approximately $29,290,000 ($33,893,500 if the Underwriters' over-allotment option is exercised in full), after deduction of the underwriting discount and estimated offering expenses. The Company intends to use a portion of the net proceeds of this offering for repayment of intercorporate borrowings to BJK&E which are estimated to be approximately $6.0 million as of October 10, 1996, including approximately $2.4 million, which bears interest from June 27, 1996 at the rate of the 30-day LIBOR plus 2 1/2%, used by Poppe to finance the cash component of the purchase price for Animated Systems and covenant not to compete payments and repayment of Animated Systems' bank indebtedness, and which borrowings may increase prior to the consummation of this offering depending upon the Company's working capital needs. The Company intends to use the remaining net proceeds of this offering for general corporate purposes, including working capital and funding for the continued development of the Company's interactive marketing communications business. A portion of the net proceeds may also be used to acquire products, technologies or businesses that offer marketing communications products or services and to expand operations and establish new domestic and international offices. Although the Company has no present agreements or commitments and is not currently engaged in any negotiations with respect to any such material acquisitions, the Company evaluates such opportunities from time to time. Management will have significant flexibility in applying the net proceeds of this offering. Pending use of the net proceeds for the above purposes, the Company intends to invest the net proceeds in short-term, interest-bearing investment-grade securities.

                                DIVIDEND POLICY

  The Company anticipates that for the foreseeable future the Company's earnings, if any, will be retained for use in the business. Declaration of dividends on the Common Stock will depend upon, among other things, future earnings, the operating and financial condition of the Company, its capital requirements and general business conditions.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of June 30, 1996, on an actual basis and as adjusted to reflect the sale by the Company of 3,000,000 shares of Common Stock pursuant to this offering (at an assumed initial public offering price of $11.00 per share, the midpoint of the price range set forth on the cover page of this Prospectus) and the receipt by the Company of the estimated net proceeds therefrom, after deducting underwriting discounts and estimated offering expenses. The information set forth in the table below is qualified by the more detailed financial statements (including the notes thereto) appearing elsewhere in this Prospectus and should be read in conjunction with such financial statements.

                                                         JUNE 30, 1996
                                                      ---------------------
                                                      ACTUAL    AS ADJUSTED
                                                      -------   -----------
                                                          (IN THOUSANDS)
Current portion of long-term obligations, including
 amounts due to parent company....................... $ 3,345     $   532
                                                      =======     =======
Long-term debt....................................... $   880     $   880
Stockholders' equity:
  Preferred Stock, $.001 par value; 3,350,000 shares
   authorized;
   no shares outstanding(1)..........................     --          --
  Common Stock, $.001 par value; 25,000,000 shares
   authorized; 7,288,700 shares issued and
   outstanding, actual; 10,288,700 shares issued and
   outstanding, as adjusted(1)(2)....................       7          10
  Additional paid-in capital.........................   6,471      35,758
  Accumulated deficit................................  (3,473)     (3,473)
                                                      -------     -------
    Total stockholders' equity.......................   3,005      32,295
                                                      -------     -------
      Total capitalization........................... $ 3,885     $33,175
                                                      =======     =======

--------

(1) Gives effect to an amendment to the Company's Certificate of Incorporation on October 1, 1996. See Note 10 to the Notes to the Company's Financial Statements.

(2) Does not include (i) 2,210,746 shares of Common Stock reserved for issuance upon exercise of stock options pursuant to the Company's stock option plan on June 30, 1996, of which on June 30, 1996 options to purchase 461,305 shares had been granted to certain executive officers of, and an advisor to, the Company and the former optionholders of Animated Systems at a weighted average exercise price of $3.52 per share (for purposes of options with an exercise price equal to the initial public offering price, assuming an initial offering price of $11.00 per share, the midpoint of the price range set forth on the cover page of this Prospectus), or (ii) 174,165 shares of Common Stock reserved for issuance pursuant to the Company's stock purchase plan, none of which had been issued at June 30, 1996. See "Management--Stock Option Plan" and "--Stock Purchase Plan."

                                   DILUTION

  The net tangible book deficit of the Company at June 30, 1996 was $1,332,858, or $0.18 per share of Common Stock. After giving effect to the sale of the 3,000,000 shares of Common Stock offered by the Company hereby (assuming an initial public offering price of $11.00 per share, the midpoint of the price range set forth on the cover page of this Prospectus), the net tangible book value of the Company at June 30, 1996, would have been $27,957,142, or $2.72 per share. This represents an immediate increase in net tangible book value of $2.90 per share to existing stockholders and an immediate dilution of $8.10 per share to new investors purchasing shares in this offering. Net tangible book value (deficit) per share is determined by subtracting total liabilities from tangible assets and dividing the remainder by the number of shares of Common Stock outstanding. The following table illustrates this per share dilution.

   Initial public offering price per share.....................         $ 11.00
   Net tangible per share book deficit before offering......... $(0.18)
   Increase per share attributable to new investors............   2.72
                                                                ------
   Net tangible per share book value after offering............            2.90
                                                                        -------
   Dilution per share to new investors.........................         $  8.10
                                                                        =======

  The following table summarizes, as of October 10, 1996, the number of shares of Common Stock purchased, the total consideration paid and the average price paid per share by existing stockholders and by new investors with respect to shares purchased from the Company in this offering (assuming an initial public offering price of $11.00 per share, the midpoint of the price range set forth on the cover page of this Prospectus):

                                SHARES PURCHASED  TOTAL CONSIDERATION  AVERAGE
                               ------------------ -------------------   PRICE
                                 NUMBER   PERCENT   AMOUNT    PERCENT PER SHARE
                               ---------- ------- ----------- ------- ---------
   Existing stockholders(1)..   7,288,700   70.8% $ 6,356,975   16.2%  $ 0.87
   New investors.............   3,000,000   29.2   33,000,000   83.8    11.00
                               ----------  -----  -----------  -----
     Total...................  10,288,700  100.0% $39,356,975  100.0%
                               ==========  =====  ===========  =====

--------

(1) Does not include (i) 2,210,746 shares of Common Stock reserved for issuance upon exercise of stock options pursuant to the Company's stock option plan, of which outstanding options to purchase 750,295 shares have been granted to certain executive officers and other employees of, and an advisor to, the Company and the former optionholders of Animated Systems, and of which outstanding options to purchase an additional 43,749 shares have been granted to nominees to the Company's Board of Directors at an exercise price equal to the initial public offering price effective at the closing of this offering, at a weighted average exercise price of $6.66 per share (for purposes of options with an exercise price equal to the initial public offering price, assuming an initial offering price of $11.00 per share, the midpoint of the price range set forth on the cover page of this Prospectus) or (ii) 174,165 shares of Common Stock reserved for issuance pursuant to the Company's stock purchase plan, none of which have been issued. The issuance of shares of Common Stock upon the exercise of options under the Company's stock option plan or under the Company's stock purchase plan will result in additional dilution to new investors. See "Management--Directors' Compensation," "--Stock Option Plan" and "-- Stock Purchase Plan."

                            SELECTED FINANCIAL DATA

  The following tables set forth, for the periods indicated, selected financial data for the Company. The statement of operations data for the years ended and balance sheet data as of March 31, 1992, 1993, 1994, 1995 and 1996 (historical and pro forma) and the statement of operations data for the three months ended June 30, 1995 and 1996 (historical and pro forma) and balance sheet data as of June 30, 1996 have been derived from the Company's financial statements which, in the case of the statements of operations for the years ended March 31, 1994, 1995 and 1996 (historical only) and the balance sheets as of March 31, 1995 and 1996 (historical only), have been audited by KPMG Peat Marwick LLP, independent accountants. In the opinion of management, the statement of operations data for three months ended and the balance sheet data as of June 30, 1995 and 1996 (historical) reflect all adjustments (consisting only of normal recurring adjustments) necessary to fairly present the data for such interim periods. Operating results for interim periods are not necessarily indicative of the results that may be expected for a full year. The following selected financial data should be read in conjunction with the more detailed financial statements (including the notes thereto) and the discussion under "Management's Discussion and Analysis of Results of Operations and Financial Condition " appearing elsewhere in this Prospectus. For information with respect to the Acquisitions, see the Pro Forma Condensed Consolidated Financial Statements of the Company and the respective historical financial statements (including the notes thereto) of WCP and Animated Systems appearing elsewhere in this Prospectus.

                                                                                        THREE
                                       YEARS ENDED MARCH 31,                    MONTHS ENDED JUNE 30,
                         ---------------------------------------------------- ----------------------------
                                                                     1996                         1996
                          1992    1993    1994    1995    1996   PRO FORMA(1)  1995    1996   PRO FORMA(1)
                         ------  ------  ------- ------- ------- ------------ ------  ------  ------------
                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Commissions and fees.... $7,332  $7,371  $10,585 $11,036 $17,077   $21,517    $2,761  $6,666     $7,566
Salaries and employee
 benefits...............  4,787   4,905    6,939   7,208  10,902    13,670     2,125   4,792      5,286
Operating and
 general(2).............  3,048   2,863    3,086   3,665   5,328     6,920     1,020   2,472      3,064
                         ------  ------  ------- ------- -------   -------    ------  ------     ------
Operating income
 (loss).................   (503)   (397)     560     163     847       927      (384)   (598)      (784)
Interest income
 (expense), net.........    168     175      --      --      --       (203)      --      --         (65)
                         ------  ------  ------- ------- -------   -------    ------  ------     ------
Income (loss) before
 income tax expense.....   (335)   (222)     560     163     847       724      (384)   (598)      (849)
Income tax expense
 (benefit)..............    (99)    (56)     247     127     351       422      (143)   (197)      (228)
                         ------  ------  ------- ------- -------   -------    ------  ------     ------
Net earnings (loss)..... $ (236) $ (166) $   313 $    36 $   496   $   302    $ (241) $ (401)    $ (621)
                         ======  ======  ======= ======= =======   =======    ======  ======     ======
Net earnings (loss) per
 share.................. $ (.03) $ (.02) $   .04 $   --  $   .06   $   .03    $ (.03) $ (.06)    $ (.09)
Weighted average number
 of shares
 outstanding(3).........  8,451   8,451    8,451   8,451   8,335     8,786     8,451   6,780      7,232

                                        AT MARCH 31,
                         ---------------------------------------------    AT
                                                              1996     JUNE 30,
                         1992   1993  1994  1995   1996   PRO FORMA(1)   1996
                         -----  ----- ----- ----- ------  ------------ --------
                                            (IN THOUSANDS)
BALANCE SHEET DATA:
Cash ................... $  35  $  30 $  36 $  36 $   26     $  156    $    48
Working capital
 (deficit)..............  (777)   479   455   329   (161)    (2,132)    (2,840)
Total assets............ 5,794  6,847 8,928 9,338 16,766     20,710     24,594
Long-term liabilities...   339    367   396   443    634        694        880
Total liabilities(2).... 5,946  5,665 7,433 7,807 14,667     17,511     21,589
Total stockholders'
 equity (deficit).......  (152) 1,182 1,495 1,531  2,099      3,199      3,005

-------

(1) The pro forma condensed consolidated financial data give effect to the WCP Acquisition and the Animated Acquisition. Each of the Acquisitions was accounted for under purchase accounting. The pro forma condensed consolidated statement of operations data for the year ended March 31, 1996 combine the results of operations of the Company for the year ended March 31, 1996 and the results of the operations for that period as if each Acquisition had been consummated at April 1, 1995. The pro forma condensed consolidated balance sheet data as of March 31, 1996 combine the financial position of the Company at March 31, 1996 with the financial position of Animated Systems as though the Animated Acquisition had occurred at that date. The pro forma condensed consolidated statement of operations data for the three months ended June 30, 1996 combine the results of operations of the Company for the three months ended June 30, 1996 and the results of operations for that period as if the Animated Acquisition had been consummated at April 1, 1995. Additionally, the pro forma condensed consolidated financial data reflect adjustments for, among other things, amortization of intangible assets arising from the Acquisitions, a special bonus paid to management of WCP and interest on intercompany borrowings in connection with the Animated Acquisition. The pro forma data are not necessarily indicative of results of operations which would actually have been reported had the Acquisitions been consummated at April 1, 1995 or which may be reported in the future. The pro forma data are not necessarily indicative of the financial position which would actually have been reported had the Animated Acquisition been consummated as of March 31, 1996 or which may be reported in the future. The data should be read in conjunction with the Pro Forma Combined Condensed Financial Statements (including the notes thereto) of the Company and the respective historical financial statements (including the notes thereto) of the Company, WCP and Animated Systems appearing elsewhere in this Prospectus.

(2) As of April 1, 1995, the Company adopted the provisions of the FASB 106. The effect of adopting FASB 106 was an increase of approximately $30,000 in employee benefits expense for the year ended March 31, 1996.

(3) The weighted average number of shares outstanding included in the pro forma columns includes the weighted average of common shares and common equivalent shares adjusted for the 451,596 common shares and common share equivalents issued in connection with the Animated Acquisition.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

  The following presentation should be read in conjunction with the Selected Financial Data, Pro Forma Condensed Consolidated Financial Statements and the Company's historical financial statements (including the notes thereto) appearing elsewhere in this Prospectus. Except as specifically stated below, all financial data are derived from the Company's historical financial statements, and without limiting the foregoing, do not include any results of operations of Animated Systems. The following presentation contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

  The Company is a full-service marketing communications company that develops and implements marketing programs utilizing traditional media and interactive applications of digital based media. Such programs include creation of core themes for marketing campaigns, market analyses, creation of marketing materials, media planning and placement, product positioning, corporate and product branding, public relations, data base driven sales support, and Web site design, development, launch and maintenance services. As a result of the Animated Acquisition, the Company also creates and develops interactive marketing and sales presentations, sales information systems and computer-based training programs utilizing CD-ROMs and digital diskettes. Poppe specializes in providing marketing communications services for "considered purchase" products and services. To date, the Company has derived commissions and fees principally from traditional marketing communications services. However, in the fiscal years ending March 31, 1995 and 1996 and the three months ending June 30, 1996, Poppe derived approximately $813,000, $4.8 million and $1.8 million, respectively, or approximately 7%, 28% and 27%, respectively, of its total revenues from Interactive Products and Services.

TRADITIONAL MARKETING COMMUNICATIONS SERVICES

  The Company's traditional marketing communications revenues consist primarily of commissions, fees and hourly charges earned from creating and placing broadcast and print advertising, as well as public relations, including online public relations (referred to as "CyberPR").

  The physical material, labor and talent used in the production of finished commercials and advertisements are typically supplied by independent contractors under the direction and supervision of the Company's creative and production staff. The Company generally bills its clients for such production costs, plus a mark up or production commission. The Company negotiates commissions for its traditional marketing communications services as a percentage of the gross charge ("billings") for advertising space or air time. Alternatively, fees are generated in lieu of commissions, generally relating to the cost of providing services plus a mark up. Depending on client and Company needs, the Company may charge a service fee, in addition to media and production commissions or fees, for specialized services rendered by the Company. Poppe charges a monthly fee for CyberPR.

  In general, the Company recognizes revenues from its traditional marketing communications services (i) from production commissions, when related third party production costs are incurred, (ii) from fees and hourly charges, when related in-house production costs are incurred and services are rendered, and
(iii) from media commissions, when related media placements appear.

INTERACTIVE MARKETING COMMUNICATIONS PRODUCTS AND SERVICES

  The Company's Interactive Products and Services revenues consist of revenues derived from Web environment services such as Web site design, development and launch services, digital marketing, sales and training products delivered primarily through CD-ROMs and digital diskettes, and data base marketing services such as processing, grading and tracking customer e-mail, Web data collection systems, 1-800 telephone responses and business reply card processing. The Company also derives ongoing revenues from Web site maintenance and hosting.

  Substantially all of the Company's Interactive Products and Services, including its Web site design, development and launch services and those services provided by Animated Systems, are provided on a fixed-price basis and, therefore, the Company bears the risk of cost overruns. Other digital media based services, such as Web site maintenance, are generally provided on an hourly charge basis. Poppe charges a monthly data line fee for all client Web sites that it hosts. The Company regularly reviews staff compensation and overhead costs to ensure that its services are properly priced. The Company attempts to manage its personnel utilization rates by closely monitoring project timetables and staffing requirements. Because the Company's client engagements are generally terminable without penalty on relatively short notice, an unanticipated termination of a client project could require the Company to maintain or terminate under-utilized employees.

  In general, the Company recognizes fee revenues from its Interactive Products and Services when services are rendered.

RESULTS OF OPERATIONS

  The following table sets forth the dollar amounts and the respective percentages of the Company's commissions and fees represented by certain items in the Company's Statements of Earnings for the periods shown:

                                      YEARS ENDED MARCH 31,                     THREE MONTHS ENDED JUNE 30,
                         ---------------------------------------------------  -------------------------------------
                                                                   1996                                    1996
                                                                    PRO                                    PRO
                            1994         1995         1996       FORMA (1)       1995         1996      FORMA (1)
                         -----------  -----------  -----------  ------------  -----------  -----------  -----------
                                             ($ IN THOUSANDS, EXCEPT PER SHARE DATA)
Commissions and fees.... $10,585 100% $11,036 100% $17,077 100% $21,517  100% $2,761  100% $6,666  100% $7,566  100%
Salaries and employee
 benefits...............   6,939  66    7,208  66   10,902  64   13,670   64   2,125   77   4,792   72   5,286   70
Operating and
 general(2).............   3,086  29    3,665  33    5,328  31    6,920   32   1,020   37   2,472   37   3,064   40
                         ------- ---  ------- ---  ------- ---  -------  ---  ------  ---  ------  ---  ------  ---
Operating income
 (loss).................     560   5      163   1      847   5      927    4    (384) (14)   (598)  (9)   (784) (10)
Interest expense, net...     --   --      --   --      --   --     (203)  (1)    --    --     --    --     (65)  (1)
                         ------- ---  ------- ---  ------- ---  -------  ---  ------  ---  ------  ---  ------  ---
Income (loss) before
 income tax expense
 (benefit)..............     560   5      163   1      847   5      724    3    (384) (14)   (598)  (9)   (849) (11)
Income tax expense
 (benefit)..............     247   2      127   1      351   2      422    2    (143)  (5)   (197)  (3)   (228)  (3)
                         ------- ---  ------- ---  ------- ---  -------  ---  ------  ---  ------  ---  ------  ---
Net earnings (loss)..... $   313   3% $    36 -- % $   496   3% $   302    1% $ (241) (9)% $ (401) (6)% $ (621) (8)%
                         ======= ===  ======= ===  ======= ===  =======  ===  ======  ===  ======  ===  ======  ===

--------

(1) The pro forma data for the year ended March 31, 1996 combine the results of operations of the Company for the year ended March 31, 1996 with the results of the operations for that period as if each Acquisition had been consummated at April 1, 1995, using purchase accounting. The pro forma data for the three months ended June 30, 1996 combine the results of operations of the Company for the three months ended June 30, 1996 with the results of the operations for that period as if the Animated Acquisition had been consummated at April 1, 1995, using purchase accounting. The pro forma data are not necessarily indicative of the results of operations which would actually have been reported had the Acquisitions been consummated at April 1, 1995 or which may be reported in the future. The pro forma data should be read in conjunction with the Pro Forma Combined Condensed Financial Statements (including the notes thereto) of the Company and the respective historical financial statements (including the notes thereto) of the Company, WCP and Animated Systems appearing elsewhere in this Prospectus.

(2) As of April 1, 1995, the Company adopted the provisions of the FASB 106. The effect of adopting FASB 106 was an increase of approximately $30,000 in employee benefits expense for the year ended March 31, 1996.

THREE MONTHS ENDED JUNE 30, 1996 COMPARED TO THREE MONTHS ENDED JUNE 30, 1995

  Revenues. The Company's commissions and fees increased by approximately $3.9 million (141%) to $6.7 million in the three months ended June 30, 1996 from $2.8 million in the three months ended June 30, 1995. The Company recorded approximately $1.8 million of Interactive Products and Services revenue in the three months ended June 30, 1996 compared to approximately $465,000 of Interactive Products and Services revenue in the three months ended June 30, 1995.

  This increase in commissions and fees resulted both from acquisitions and significant growth in each of the Company's existing Interactive Products and Services, traditional advertising and public relations businesses. Approximately 37% of the increased revenue is attributable to the acquisitions of WCP (effective January 1996) and Marshall Jaccoma Mitchell Advertising Incorporated ("MJM") (effective April 1996), while approximately 34% of the increased revenue is attributable to growth of the Company's Interactive Products and Services business. The balance reflects growth in the Company's traditional advertising and public relations business.

  Salaries and Employee Benefits. The Company's salaries and employee benefits expenses consist primarily of wages for regular and temporary employees, as well as benefits, including insurance and 401(k) contributions, and payroll taxes. BJK&E has historically provided certain administrative and support services to the Company for an annual charge equal to 3% of the Company's commissions and fees. One-half of this charge is included in salaries and employee benefits. See "Business--Certain Transactions."

  The Company's salaries and employee benefits expenses increased by approximately 125% to approximately $4.8 million in the three months ended June 30, 1996 from $2.1 million in the three months ended June 30, 1995. This increase resulted primarily from the additional employees resulting from acquisitions of WCP and MJM and to staff increases in the Company's existing traditional business and interactive marketing communications businesses utilizing digital media. The Company's salaries and employee benefits expenses as a percentage of revenues declined to approximately 72% in the three months ended June 30, 1996 from approximately 77% in the three months ended June 30, 1995, reflecting efficiencies achieved through economies of scale.

  Operating and General. The Company's operating and general expenses consist primarily of costs associated with new business development, facilities, and other administrative expenses necessary to service the Company's clients and manage the business. Also included in operating and general expenses is amortization associated with goodwill arising from acquisitions. In addition, one-half of the charge payable to BJK&E in respect of certain administrative and support services provided by BJK&E to the Company referred to above is included in operating and general expenses. See "Business--Certain Transactions."

  The Company's operating and general expenses increased by approximately 142% to $2.5 million in the three months ended June 30, 1996 from $1.0 million in the three months ended June 30, 1995. Approximately half of this increase reflects increased travel, rent, utilities, departmental supplies and computer expenses related to increased volume from the Acquisitions and staff increases. The Company's operating and general expenses as a percentage of revenues remained relatively constant at approximately 37% in the three months ended June 30, 1996 and 1995.

  Income Taxes. The Company's effective tax benefit rate declined to 33% in the three months ended June 30, 1996 from 37% in the three months ended June 30, 1995. The higher effective tax benefit rate for the three months ended June 30, 1995, results primarily from state income tax benefits recognized during that period by the Company. The Company did not recognize a similar state income tax benefit during the three months ended June 30, 1996.

FISCAL YEAR ENDED MARCH 31, 1996 COMPARED TO FISCAL YEAR ENDED MARCH 31, 1995

  Revenues. The Company's commissions and fees increased by approximately 55% to $17.1 million in the fiscal year ended March 31, 1996 from $11.0 million in the fiscal year ended March 31, 1995. Approximately 65% of this increase was attributable to growth in revenues from the Company's Interactive Products and Services, which increased significantly to approximately $4.8 million in fiscal 1996 from approximately $813,000 in fiscal 1995. Increased traditional marketing communications business, including WCP (acquired in January 1996), during the fiscal year ended March 31, 1996 also contributed to the increased revenues.

  Salaries and Employee Benefits. The Company's salaries and employee benefits expenses increased by approximately 51% to $10.9 million in the fiscal year ended March 31, 1996 from $7.2 million in the fiscal year ended March 31, 1995. This increase resulted primarily from additional employees hired to service the growth in new business, including employees hired as part of the WCP Acquisition. The Company's salaries and employee benefits expenses as a percentage of revenues declined to approximately 64% in fiscal 1996 from approximately 66% in fiscal 1995.

  Operating and General. Operating and general expenses increased by approximately 45% to $5.3 million in the fiscal year ended March 31, 1996 from $3.7 million in the fiscal year ended March 31, 1995. Approximately half of this increase represents the costs associated with setting up the Company's interactive marketing communications operations in New York, including increased rent expense and purchases of computer equipment, software and supplies. The balance of this increase reflects the WCP Acquisition and the continued development of the interactive marketing communications business. The Company's operating and general expenses declined as a percentage of revenues to 31% in fiscal 1996 from 33% in fiscal 1995.

  Income Taxes. The Company's effective tax rate declined to 41% in the fiscal year ended March 31, 1996 from 78% in the fiscal year ended March 31, 1995. Nondeductible expenses for items such as life insurance premiums, club dues and meals and entertainment decreased in fiscal 1996 from fiscal 1995, in both amount and in relation to pretax operating income. Such nondeductible expenses aggregated approximately $135,000 and $171,000 in fiscal 1996 and fiscal 1995, respectively, and declined as a percentage of pretax operating income to 16% in fiscal 1996 from 105% in fiscal 1995.

FISCAL YEAR ENDED MARCH 31, 1995 COMPARED TO FISCAL YEAR ENDED MARCH 31, 1994

  Revenues. The Company's commissions and fees increased by approximately 4% to $11.0 million in the fiscal year ended March 31, 1995 from $10.6 million in the fiscal year ended March 31, 1994. The Company had approximately $813,000 of Interactive Products and Services revenues in fiscal 1995 compared to no Interactive Products and Services revenues in fiscal 1994, other than from certain data base marketing services such as 1-800 telephone responses and business reply card processing.

  Salaries and Employee Benefits. The Company's salaries and employee benefits expenses increased by approximately 4% to $7.2 million in the fiscal year ended March 31, 1995 from $6.9 million in the fiscal year ended March 31, 1994. This increase resulted primarily from additional employees hired to service the Company's traditional marketing communications business and the establishment of the Company's interactive marketing communications operations. The Company's salaries and employee benefits expenses as a percentage of revenues remained relatively constant at approximately 66% in fiscal 1995 and 1994.

  Operating and General. Operating and general expenses increased by approximately 19% to $3.7 million in the fiscal year ended March 31, 1995 from $3.1 million in the fiscal year ended March 31, 1994. The Company's operating and general expenses increased as a percentage of revenues to 33% in fiscal 1995 from 29% in fiscal 1994 primarily as a result of new business activities and related purchases of supplies and office and equipment maintenance.

  Income Taxes. The Company's effective tax rate increased to 78% in the fiscal year ended March 31, 1995 from 44% in the fiscal year ended March 31, 1994. This resulted largely because certain nondeductible expenses (primarily life insurance premiums, club dues and meals and entertainment) increased 88% while pretax operating income decreased 71% in fiscal 1995 as compared to fiscal 1994.

RECENTLY ISSUED ACCOUNTING STANDARDS

  In March 1995, the FASB issued Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of ("FASB 121"). The application of FASB 121, which becomes effective for the Company's 1997 fiscal year, requires management to review certain long-lived assets, such as intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of the particular asset may not be recoverable. In the event that it is determined that an impairment loss has accrued, then measurement of the impairment loss should be based on the fair value of the asset. The adoption of FASB 121 had no effect on the Company's financial statements for the first quarter of fiscal 1997.

  In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("FASB 123"). FASB 123, which becomes effective for the Company's 1997 fiscal year, establishes a fair value based method of recognizing compensation expense for stock-based compensation. As permitted by FASB 123, the Company has continued to use the intrinsic value based method of recognizing compensation expense for stock-based compensation to employees. However, the Company will be required to disclose, beginning in its fiscal 1997 annual financial statements, the pro forma effects of the fair value based method of measuring compensation expense on the Company's net income and earnings per share as if that method were adopted.

QUARTERLY OPERATING RESULTS (UNAUDITED)

  The Company's business is subject to seasonality, with the third and fourth fiscal quarters ending December and March typically being the Company's stronger quarters, both in terms of revenues and financial performance. The Company reported losses for the first two fiscal quarters of both fiscal 1995, fiscal 1996 and for the first quarter of fiscal 1997. The Company's third fiscal quarter (ending December) has customarily been strong due to increased advertising and other marketing communications spending during the holiday season. The Company's fourth fiscal quarter (i.e., the first calendar quarter ending March) has customarily been strong due to the fact that many of the Company's clients operate on a calendar year budget cycle and often release funds from new marketing communications budgets during the Company's fourth fiscal quarter. Furthermore, the Company's improved financial performance beginning in the third fiscal quarter ended December 31, 1995 reflects the emergence of interactive marketing communications business during that quarter. The timing of acquisitions also contributes to fluctuations in quarterly results.

                                                          THREE MONTHS ENDED
                         ----------------------------------------------------------------------------------------
                                     FISCAL 1995                            FISCAL 1996               FISCAL 1997
                         -------------------------------------- ------------------------------------- -----------
                         JUNE '94  SEPT. '94  DEC. '94 MAR. '95 JUNE '95  SEPT. '95 DEC. '95 MAR. '96  JUNE '96
                         --------  ---------  -------- -------- --------  --------- -------- -------- -----------
                                                ($ IN THOUSANDS, EXCEPT PER SHARE DATA)
Commissions and fees....  $2,451    $2,433     $2,920   $3,232   $2,761    $3,609    $4,628   $6,079    $6,666
Salaries and employee
 benefits...............   1,738     1,691      1,829    1,950    2,125     2,396     2,710    3,671     4,792
Operating and
 general(1).............     811       915        975      964    1,020     1,223     1,441    1,644     2,472
                          ------    ------     ------   ------   ------    ------    ------   ------    ------
Operating income
 (loss).................     (98)     (173)       116      318     (384)      (10)      477      764      (598)
Income tax expense
 (benefit)..............     (25)      (53)        61      144     (143)       (4)      195      303      (197)
                          ------    ------     ------   ------   ------    ------    ------   ------    ------
Net earnings (loss).....  $  (73)   $ (120)    $   55   $  174   $ (241)   $   (6)   $  282   $  461    $ (401)
                          ======    ======     ======   ======   ======    ======    ======   ======    ======
Net earnings (loss) per
 share..................  $ (.01)   $ (.01)    $  .01   $  .01   $ (.03)   $  --     $  .03   $  .06    $ (.06)
                                                 AS PERCENTAGE OF COMMISSIONS AND FEES
                         ----------------------------------------------------------------------------------------
Commissions and fees....     100%      100%       100%     100%     100%      100%      100%     100%      100%
Salaries and employee
 benefits...............      71        69         63       60       77        66        59       60        72
Operating and general...      33        38         33       30       37        34        31       27        37
                          ------    ------     ------   ------   ------    ------    ------   ------    ------
Operating income
 (loss).................      (4)       (7)         4       10      (14)      --         10       13        (9)
Income tax expense
 (benefit)..............      (1)       (2)         2        4       (5)      --          4        5        (3)
                          ------    ------     ------   ------   ------    ------    ------   ------    ------
Net earnings (loss).....      (3)%      (5)%        2%       6%      (9)%     -- %        6%       8%       (6)%
                          ======    ======     ======   ======   ======    ======    ======   ======    ======

--------

(1) As of April 1, 1995, the Company adopted the provisions of the FASB's 106. The effect of adopting FASB 106 was an increase of approximately $30,000 in employee benefits expense for the year ended March 31, 1996.

ANIMATED SYSTEMS

  Pursuant to the Company's strategy to grow through acquisitions, on June 27, 1996 Poppe acquired Animated Systems for consideration aggregating $1.5 million in cash and 451,596 shares of Common Stock. The acquisition has been accounted for under the purchase method of accounting and the Company is amortizing the resulting goodwill of approximately $2.7 million over a period of 10 years. In addition, the Company paid two executives of Animated Systems $435,000 and $65,000 cash, respectively, in consideration of their entering into three-year non-compete and five and three-year non-solicitation agreements with the Company, respectively, which amounts will be amortized over five years and three years, respectively. In connection with such acquisition, outstanding options to purchase shares of Animated Systems' stock were assumed under the Company's stock option plan as incentive stock options to purchase an aggregate of 9,843 shares of Common Stock. Animated Systems' business consists of the creation and development of interactive marketing and sales presentations, sales information systems and computer based training materials delivered through digital based media vehicles, primarily CD-ROMs and digital diskettes.

  Historically, Animated Systems recognized revenues on the percentage-of-completion method which required revenues to be recorded over the term of a client contract based on the percentage of work completed to date. For periods subsequent to the Animated Acquisition on June 27, 1996, Animated Systems' revenue recognition policy will be conformed to that of the Company's on an ongoing basis.

LIQUIDITY AND CAPITAL RESOURCES

  The Company has relied upon borrowings from BJK&E plus cash provided by operating activities to meet its working capital requirements. The financial condition of the Company at June 30, 1996 reflects the Animated Acquisition which was completed on June 27, 1996.

  The Company's cash increased by approximately $23,000 during the three months ended June 30, 1996 to $48,470. Working capital decreased by approximately $2.7 million during the three months ended June 30, 1996 to a deficit of $2.8 million as of June 30, 1996, reflecting short term borrowings associated with the Animated Acquisition. Accounts receivable increased by approximately $3.1 million and accounts payable increased by approximately $2.2 million in the three months ended June 30, 1996. Prepaid expenses increased by approximately $1.0 million, in large part reflecting deferred costs associated with the Company's initial public offering.

  Operating activities consumed net cash of approximately $824,000 during the three months ended June 30, 1996. Cash payments for the Animated Acquisition, related non-solicitation agreements, retirement of Animated Systems' bank debt and contingent payments for previous acquisitions totaled $2.9 million during the three months ended June 30, 1996.

  During the three months ended June 30, 1996, the Company also invested approximately $597,000 in computer and office equipment, in large part financed by a three-year capital lease with a principal amount of approximately $564,000. The Company did not make any other material capital expenditures during the quarter. As the Company continues to expand, in particular with respect to its interactive marketing communications business, the Company will need to invest additional capital in computer equipment and related supplies. Since June 30, 1996, the Company has committed to purchase approximately $1.1 million of computer equipment.

  As of October 10, 1996, the Company owed BJK&E approximately $6.0 million, including approximately $2.4 million in loan payable, the proceeds of which were used for the Animated Acquisition and related payments. The loan bears interest from June 27, 1996 at the rate of the 30-day LIBOR plus 2 1/2%. Intercorporate borrowings from BJK&E to the Company may increase prior to the consummation of this offering depending on the Company's working capital needs. The Company expects to repay BJK&E for amounts owed out of the proceeds of the Company's initial public offering.

  The Company expects that the net proceeds of its initial public offering (estimated to be $29.3 million or $33.9 million if the Underwriters' over-allotment option is exercised in full) together with funds from operations, will be sufficient to meet the Company's capital requirements for at least the next 12 months. The Company's long-term capital requirements will depend on numerous factors, including the rates at which the Company grows, expands its personnel and infrastructure to accommodate growth and invests in new technologies. The Company has various ongoing needs for capital, including working capital for operations, project development costs and capital expenditures to maintain and expand its operations and to establish new domestic and international offices. In addition, as part of its strategy, the Company evaluates potential acquisitions of products, technologies and businesses that offer marketing communications services. While the Company has no present commitments or agreements with respect to any material acquisition, the Company may in the future consummate acquisitions which may require the Company to make additional capital expenditures, and such expenditures may be significant. Future acquisitions may be funded with available cash from the net proceeds of the Company's initial public offering and/or additional equity or debt offerings. The Company does not expect to pay any dividends on its Common Stock for the foreseeable future.

  As a wholly-owned subsidiary of BJK&E, the Company has participated in BJK&E's centralized cash management facilities. Following the completion of its initial public offering, the Company expects to continue to coordinate its cash management with BJK&E pursuant to the Operating Services Agreement.

  The Company's cash decreased by approximately $10,000 during fiscal 1996 to $25,500. Working capital decreased by approximately $490,000 during fiscal 1996 to a deficit of approximately $161,000 as of March 31, 1996. The Company's cash remained relatively constant during fiscal 1995 at approximately $36,000. Working capital decreased by approximately $126,000 during fiscal 1995 to approximately $329,000 as of March 31, 1995. In fiscal 1996, capital invested in equipment and for acquisitions consumed substantially all the Company's operating cash flow. Amounts due from the Company to BJK&E increased by approximately $603,000 during fiscal 1996 and the amount owed by BJK&E to the Company declined by approximately $1.3 million during fiscal 1995. Accounts receivable increased by approximately $5.9 million and accounts payable increased by approximately $5.5 million during fiscal 1996, primarily due to increased business following the WCP Acquisition, as well as growth in the Company's interactive marketing communications business.

  During fiscal 1996, the Company invested approximately $770,000 in property and equipment compared to approximately $239,000 during fiscal 1995.

  In its traditional marketing communications business, the Company is billed directly for media air time or space purchased as well as for the services of any independent contractors hired on behalf of its clients. The Company's policy is to bill and collect from its clients in sufficient time to pay amounts due media and contractors on a timely basis. Normally this requirement is met, although there can be no assurances that it will continue to be met in the future. As is customary in the marketing communications industry, the Company records its client invoices and the bills it receives relating to media and contractors at their gross amount in accounts receivable and accounts payable, respectively.

  Although the Company's plans to incur additional capital expenditures, direct employee costs and certain other increased costs are in response to increased demand for the Company's traditional and interactive marketing communications products and services, a portion of these expenses may be incurred in advance of increased demand. If market demand does not increase as anticipated, operating results and liquidity may be adversely affected.

  The Company's costs of providing interactive marketing communications products and services have been increasing, and the Company anticipates that these costs will continue to increase, as clients' digital media based marketing programs become more sophisticated. To the extent that the Company is unable to recover these costs from its clients as incurred, these increased costs must be funded as part of the Company's working capital requirements. Ongoing fees, such as fees for maintenance and hosting services, when contracted for, also help the Company fund its working capital requirements.

  The Company has relied on operating leases for its premises. The Company has recently entered into a new eight year sublease agreement with BJK&E for its expanded headquarters in New York City with a modest overall rent increase. The Company has also recently entered into a seven year lease agreement for new offices in Pittsburgh, Pennsylvania which is expected to commence in February 1997. The Company is seeking additional space for its Silicon Valley operations. See "Business--Facilities."

  Effective January 1996, the Company acquired the business of WCP by acquiring certain assets of WCP for approximately $58,000 plus additional cash consideration contingent upon continued gross income from WCP clients during the year following the consummation of such acquisition. WCP provided traditional marketing communications services from its base in Pittsburgh, Pennsylvania. Effective April 1996, the Company acquired the business of MJM by acquiring certain assets of MJM for approximately $50,000 plus additional cash consideration contingent upon continued gross income from MJM clients over the five years following the consummation of such acquisition. MJM provided traditional marketing communications services from its base in New York City which has been integrated into the Company's New York operations. Effective June 1996, the Company acquired Animated Systems. See"--Animated Systems."

  The Company has made four acquisitions in Silicon Valley, Pittsburgh and New York City since March 1993 and expects to acquire businesses, products and technologies in the future, should attractive opportunities arise. The Company has frequently structured its acquisitions such that a substantial proportion of the purchase consideration is contingent upon the continuing revenues of the accounts of the acquired business so that the Company pays for only those accounts that are actually retained following the acquisition. There can be no assurance that these acquisitions will be successful, that these objectives will be achieved or that the Company will be able to so structure any future acquisitions that it may make. The Company made contingent payments relating to acquisitions of approximately $0, $273,000 and $259,000 during fiscal 1994, 1995 and 1996, respectively. The Company estimates that additional contingent consideration relating to the acquisitions of WCP and MJM will aggregate approximately $2.6 million, which would be paid during the next five years, although the actual amount of these payments will depend upon performance. In addition, the Company is obligated to pay approximately $229,000 with respect to the Carlick acquisition in each of fiscal 1997 and fiscal 1998. The Animated Acquisition did not include any contingent consideration.

INFLATION

  In the opinion of the Company's management, inflation has not had a material impact on the Company's financial position or results of operations.

                                   BUSINESS

OVERVIEW

  Poppe is a full-service marketing communications company that develops and implements marketing programs utilizing traditional media and interactive applications of digital media such as the Internet, the Web, CD-ROMs and digital diskettes. The Company specializes in providing marketing communications services for "considered purchase" products and services. Considered purchase products and services, such as automobiles, computers and financial services, typically involve lengthy, non-impulse sales processes during which customers generally seek substantial detailed product information before making their purchase decisions. The Company is also a leader among major marketing communications companies in the creation of marketing programs using the Web. Since commencing its Web environment services in fiscal 1994, Poppe has provided design and development services for The White House Web site and approximately 60 other Web sites for such clients as Cadillac, LensCrafters, Merrill Lynch and Netscape. Poppe's approximately 385 full-time employees operate from offices in New York City; Morris Plains, New Jersey; Pittsburgh, Pennsylvania; and Mountain View, Palo Alto and Los Angeles, California.

INDUSTRY BACKGROUND

  The Company believes that there are significant factors and trends driving change and creating opportunities in the marketing communications industry for the use of digital media communications vehicles, including:

  Continued Increase in PCs and Online Access. Datamonitor, a market research firm, reported in July 1996 that the number of United States households equipped with personal computers ("PCs") grew from approximately 28.0 million in 1993 to approximately 34.3 million in 1995, and the number of United States households with modem-equipped PCs grew from approximately 6.3 million in 1993 to approximately 16.6 million in 1995. The 1996 Online Advertising Report published by Jupiter Communications Company stated that the number of United States online households (consumer online and Web-only users combined) increased from approximately 4.7 million at December 1994 to approximately 8.4 million at December 1995. These increases are expected to facilitate the access to digital media marketing communications products and services by increasing the number of businesses and individual consumers potentially accessing the Web as well as those able to view digital media deliverables such as CD-ROMs.

  Emergence of the Web as a Marketing Medium. The recent emergence of the Web is rapidly changing the way businesses market their corporate brands, products and services. Commercial Web sites are marketing vehicles which can strengthen corporate and product brands, deliver specific marketing messages and other relevant information to their target audience in an interactive, timely manner and, in some cases, enable products and services to be bought and sold. According to the February 1996 issue of Internet Marketing & Technology Report published by Computer Economics Inc., the number of commercial Web sites increased from approximately 7,300 in June 1995 to approximately 45,000 in January 1996. Many businesses are concluding that an Internet marketing plan, including Web sites and their promotion, should be an integral part of their overall marketing communications strategy for both the business as a whole and for various products and services they offer. The Company believes that the growth rate of digital media marketing communications expenditures will substantially exceed the growth rate of expenditures for traditional marketing communications over the next several years.

  Continued Emphasis on Targeted Marketing. The Company believes that businesses are increasingly looking to improve their marketing effectiveness by more precisely reaching targeted demographic groups. Historically, the vast majority of marketing expenditures have been allocated to mass media such as television, radio, newspapers and general interest magazines. The emergence of specialized cable channels and magazines, the increased utilization of direct mail and the more recent emergence of online services provide multiple means of marketing products and services to more specific customer segments. Standard & Poor's Industry Surveys (July 20, 1995) reports, for example, that direct marketing has grown faster than total media placement, stating that annual expenditures for direct mail marketing grew from approximately $15.5 billion to approximately $27.2 billion between 1985 and 1993, resulting in a compounded annual growth rate of 7.3% while the total expenditures for all advertising media increased from approximately $94.7 billion to approximately $138.0 billion which resulted in only a 4.8% compounded annual growth rate over the same period. Interactive media furthers customer segmentation by enabling users to participate in the process of determining the marketing messages or other information they receive.

  Marketers' Desire for Quantifiable Results. Marketers have always devoted considerable resources in attempting to calculate the effectiveness of their marketing programs. However, mass media marketing results cannot be quantified precisely. The Web environment can allow marketers to quantify the number of visits to their Web sites, identify the users' domains, determine which Web sites the users visited immediately prior to and after visiting a marketer's site, identify which pages within marketers' Web sites are the most popular and record the dates and times Web sites are visited. In addition, recent developments in third party commercial software are intended to allow marketers to obtain even more detailed user information, such as viewer frequency.

  Continued Advancements in Technology. The development of new software tools and applications has allowed businesses to deliver more technologically sophisticated marketing messages through varied digital based delivery vehicles. For example, businesses can deliver their marketing messages with animation and audio on the Web. Hybrid CD-ROM/Web technology allows businesses to deliver the bandwidth intensive full motion video, audio and graphics of CD-ROMs, with up-to-date information provided by a Web site. Software applications that integrate and connect businesses' internal information systems with the Web allow customers to access product information or make purchases on demand. These advancements in technology are increasing the complexity of developing, maintaining and marketing attractive Web sites and creating other digital media vehicles. The Company believes that these advancements, therefore, require businesses to utilize marketing communications companies with considerable marketing experience and technical capability.

  Greater Depth and Timely Delivery of Information. Many businesses, especially those marketing considered purchase products and services, seek to deliver in-depth information regarding their products and services in a timely manner. Web sites and digital media deliverables such as CD-ROMs have the capacity to provide substantially more informational content than traditional media, can be presented for longer periods of time than broadcast commercials and generally are accessible 24 hours per day. Moreover, Web sites can be updated frequently.

POPPE'S STRATEGY

  The Company's objective is to be a leading provider of interactive marketing communications products and services utilizing digital media such as the Web and CD-ROMs, while continuing to develop and expand its traditional marketing business. The Company's strategy includes the following key elements:

  Capitalize on the Capabilities of the Web and Other Digital Media
Vehicles. The Company believes that the emergence of digital media vehicles provides marketing communications opportunities unavailable through traditional broadcast and print media. The Company commenced Web site design and development services in 1994, including Web site design and production, Internet marketing and online promotion services. Since that time Poppe has provided design and development services for approximately 60 Web sites for clients including Cadillac, LensCrafters, Merrill Lynch and Netscape. Since 1989, Animated Systems has been engaged in the business of digital media marketing communications generally and in particular, the creation and development of interactive marketing and sales presentations, sales information systems and computer-based training materials, delivered primarily through digital diskettes and CD-ROMs. The Company seeks to educate businesses about the marketing opportunities presented by various digital media vehicles and the advantages of including digital media in their marketing programs, including the interactive capabilities of digital media, as well as Poppe's capabilities to assist businesses in exploiting such opportunities. The Company intends to further develop its Web site and CD-ROM based creation and development services to capitalize on digital media capabilities and applications as they are developed, as well as to expand into other digital media vehicles.

  Emphasize the Combination of the Company's Marketing and Technical Capabilities. The Company intends to continue to emphasize the combination of its traditional marketing expertise in general and its considered purchase advertising expertise in particular, with its technical capability to utilize new commercial authoring tools and other technologies and software developments to provide interactive marketing communications products and services, as well as developing interactive applications using digital media. Poppe's ability to integrate Internet-related business into its existing mix of advertising, public relations and data base marketing was an important factor in its recognition by Marketing Computers magazine as the 1995 High-Tech Agency of the Year. The Company believes that this combination provides it with an important competitive advantage.

  Maintain Technical Capabilities. The Company intends to continue to develop and expand its technical capabilities. Company personnel are experienced in the use of various software development/authoring tools such as Director, IconAuthor, ToolBook, SoftImage, WebObjects and Livewire, as well as various software programming languages including Java, C, C++, HTML, Perl, sql, Lingo, Openscript and UNIX. The Company continues to develop software applications that can be used in the Web environment. The Company also researches commercial authoring tools, software objects and software applications to identify and utilize those technologies that the Company believes will enhance its products and services.

  Continue to Attract and Retain Superior Talent. Poppe intends to continue to attract and retain talented new business, management, marketing, creative and technical personnel. The Company employs copywriters, art directors, graphic art designers, producers, account managers and new business personnel, as well as software engineers and interactive media developers.

  Develop and Maintain Long-Term Client Relationships; Provide Multiple Services to Clients. Poppe seeks to establish itself with clients as a continuing source for the development and implementation of marketing communications programs. The integrated nature of Poppe's services creates opportunities for the Company to provide multiple services for clients; for example, providing traditional advertising and public relations services in conjunction with the development of Web sites and upgrading, updating, maintaining and hosting Web sites. The Company has provided Web site upgrading, updating or maintenance services for approximately 30 Web sites developed by the Company through October 1, 1996 and hosting services for approximately 15 Web sites as of such date. In addition, the Company can process and analyze the responses, requests and purchases by customers for its clients through its data base marketing group ("DBM Group"). By delivering value-added services, Poppe develops a deeper knowledge of its clients' marketing needs that encourages them to maintain long term relationships with the Company. Of the Company's 15 largest clients for fiscal 1996 (based on the Company's revenues), six had been clients of the Company, including its predecessors, for eight years or longer.

  Expand Service Offerings. The Company's long-term strategy includes expanding its product and service offerings through acquisitions and by utilizing new commercial authoring tools and other technologies and software developments to create new applications. For example, the Company's expertise in developing digital materials for distribution on CD-ROM and digital diskettes is, in large part, the result of its acquisition of Animated Systems in June 1996. In addition, as a result of its Internet experience, Poppe identified an opportunity to apply its traditional public relations expertise to the Internet and formed CyberPR, its online public relations service. The Company's strategy includes developing Web-related software applications which could be licensed to third parties or reused by the Company for products and services for multiple clients. The Company's strategy includes providing Web design and development services to develop intranet communications solutions when businesses want internal Web sites for use by their employees. Additionally, the Company's strategy includes providing transaction processing services, "virtual stores," to businesses selling products and services on the Web. In August 1996, the Company created a virtual store for a client and commenced providing transactional processing services through this virtual store. In October 1996, the Company created, and is currently providing transactional processing for, a second virtual store. No assurance can be given that the Company will be able to successfully develop or market any such Web-related software applications, intranet solutions or transaction processing services.

  Cross-Selling Products and Services. The Company plans to cross-sell products and services to existing and future clients, including clients obtained through acquisitions. For instance, many of Poppe's traditional advertising clients, including those of its recently acquired Pittsburgh operations, have utilized the Company's interactive marketing communications products or services or public relations services as well. Furthermore, several clients which originally retained the Company to obtain Web site services have also utilized the Company's traditional marketing services. As the Company expands its services and geographic presence, the Company believes that its ability to cross-sell is enhanced.

  Leverage Relationship with BJK&E. Upon the completion of this offering, BJK&E will own approximately 63% of the outstanding Common Stock on a fully diluted basis (61% if the Underwriters' over-allotment option is exercised in full). BJK&E (including the Company) is one of the 15 largest marketing communications holding companies in the world and one of the five largest privately held marketing communications holding companies in the world, based on worldwide gross income for 1995 of $404.5 million as published in the April 15, 1996 issue of Advertising Age. BJK&E agencies include Poppe, Bozell Worldwide, Inc., an international full-service advertising agency, Temerlin McClain, Inc., a national advertising agency, and Bozell Sawyer Miller Group Inc., a public relations and strategic consulting firm. BJK&E has worked closely with Poppe to develop new business opportunities for Poppe and to deliver marketing communications services to their clients. Poppe has developed Web sites for BJK&E clients such as Chrysler, Merrill Lynch, Taylor-Made, Valvoline, Weber and the Milk Board. Poppe expects this relationship with BJK&E to continue after this offering. BJK&E has historically provided certain administrative and support services to the Company, including cash management, accounts receivable collection, accounting, payroll processing, employee benefit administration, internal audit functions, facilities management and insurance coordination. Pursuant to the Operating Services Agreement, BJK&E is obligated to continue providing these services for at least one year following the consummation of this offering. The Operating Services Agreement is renewable by the Company at its option, in whole or in part (subject to certain conditions), for up to four additional one year terms, but may be terminated earlier by BJK&E if BJK&E ceases to own at least 50% of the outstanding Common Stock. For information regarding additional support provided by BJK&E to the Company, see "Certain Transactions-- Relationship with BJK&E." Poppe anticipates that its continued association with BJK&E will provide the Company with client introductions and marketplace visibility not generally available to other new media communications companies.

  Conflicts may arise from time to time between Poppe and BJK&E regarding the allocation of services and/or fees in connection with any such jointly provided services. Furthermore, there can be no assurances that BJK&E will continue to refer business to Poppe. There are no contractual or other restrictions on BJK&E's ability to engage in any new media activities. Accordingly, circumstances could arise in which BJK&E would engage in activities competitive with the Company.

  Expand Geographic Presence. The Company believes that strong geographic coverage can enhance the competitiveness of a marketing communications company. Four acquisitions by the Company of marketing communications companies since March 31, 1993 have resulted in the Company expanding into Pittsburgh and Silicon Valley. Management intends to continue to evaluate the need for additional domestic offices and international offices and strategic acquisitions presenting opportunities to expand its geographic presence, although there can be no assurance that the Company will open any new offices or consummate any strategic acquisitions.

POPPE'S PRODUCTS AND SERVICES

  Poppe develops and implements marketing communications programs for its clients either separately or as part of an integrated marketing program. Poppe coordinates the delivery of its products and services through its account management teams, which the Company sometimes refers to as "Information Architects" and which serve as the primary client contact. Working with the clients, the account management teams design marketing strategies incorporating one or more of Poppe's products and services. In addition to the account management team, Poppe assigns and in some cases dedicates, appropriate personnel to clients' accounts for the purpose of providing consistency and maintaining an understanding of clients' changing marketing needs. Depending upon the clients' marketing strategies, the personnel involved can include marketing, creative and graphic design personnel, as well as software engineers. In many cases, the marketing strategies are implemented over a six to 12 month period or include campaigns involving a series of interrelated marketing messages. In some cases, the Company's assignments include monitoring the response to and effectiveness of the implemented strategies and refining the strategies. The following are the major products and services provided by the Company.

  Marketing and Promotion Services. Poppe and its predecessors have been providing marketing communications services for over 70 years. The Company specializes in providing marketing communications services for "considered purchase" products and services. The Company provides a range of integrated services such as the creation of core themes for marketing campaigns, market analysis, creation of marketing materials, media planning and placement, product positioning and corporate and product branding. The creation of the core themes for marketing campaigns includes research and analysis of clients' products, competition and market. The creation of marketing materials includes writing, designing and creating print advertisements and broadcast commercials. The actual production of commercials is generally done by independent production companies under the direct supervision and creative direction of the Company. The Company analyzes the market for a particular product or service, chooses the most effective media to reach that market, taking into account factors such as the clients' advertising budget and media demographics, and places or arranges for the placement of time or space with the selected media.

  Web Environment Services. The Company's primary Internet services are the design, development, launch and maintenance of Web sites which are delivered through the Company's poppe.com division. A Web site is a software application that enables interactive delivery of information and services. Poppe develops Web sites that may be a part of clients' standalone Web marketing strategies, as well as their overall marketing strategies. Although clients may not engage Poppe to render all of these services in all instances, the process of creating a Web site typically proceeds as follows.

  Poppe works with the client to develop the Web site strategy and objectives. For instance, for a client seeking to strengthen its corporate brand, one strategy would be to establish the Web site as a repository for useful but non-product specific information for prospective customers. Poppe then develops a Web marketing plan to implement the strategy which includes recommendations with respect to the creative and technical aspects of developing and promoting the Web site. The overall look and feel, content layout and flow of the Web site are part of the creative proposal. The technical proposal includes the software applications that will be developed, the data base integration requirements and the hardware specifications.

  Upon client approval of the Web marketing plan, Poppe creates the design specifications to digitally layout the graphics, illustrations and copy and links to other Web sites. Poppe then engineers the software applications, including multimedia programs, using various software development/authoring tools and various software programming languages, and implements the data base integration. Poppe also specifies the necessary hardware. All these steps are performed in accordance with the creative and technical recommendations. Prior to launching the site, Poppe tests it to insure the integrity of the Web environment. This process includes testing the functionality and appearance of the software applications, the external links to other sites and the site's navigability using various operating platforms.

  The launch of a Web site for commercial operations follows testing. Upon launch, a Web site can be accessed by Web users around the world. The launch is usually accompanied by online and traditional public relations. These public relations services include identifying and initiating contact with strategic Web sites for purposes of including hyper-text linkage from those Web sites and listing the Web site address on over 150 Internet search engines, as well as the issuance of press releases.

  Poppe offers ongoing Web site support services after a site is launched. This includes monitoring and evaluating the Web site's traffic. Poppe recommends and implements additions and technical upgrades as well as updates to keep the site information current. Ongoing Web site support services available also include hosting services and management and production services to coordinate and implement ongoing site additions. Among other benefits, hosting services allow clients' Web sites to be maintained independently from their other information technology systems. At October 1, 1996, Poppe provided hosting services for approximately 15 Web sites for which it provided design or development services. Other Internet services provided by the Company include production and placement of Web ad banners and promotion pages. Poppe offers these ongoing Web site support services to clients having Web sites developed by Poppe as well as those having sites developed by the client itself or others.

  Digital Marketing, Sales and Training. The Company's newly-acquired Animated Systems subsidiary creates and develops digital based interactive multimedia marketing and sales presentations, sales information systems, and computer based training materials, which are delivered primarily through CD-ROMs and digital diskettes. These products are created using commercial and proprietary authoring tools and can incorporate digital video, three-dimensional animation and creative graphics. These products can also contain substantial and detailed data and provide clients' sales personnel and customers with access to internal and competitive product information, white papers, data sheets, product demonstrations and training videos. These products can improve the ease and effectiveness of creating and disseminating voluminous sales, marketing and training materials, as well as of updating these materials.

  Data Base Marketing Services. Through the application of various interactive media, including digital media, the Company's DBM Group helps clients obtain consumer responses to their marketing messages, understand which marketing programs are most effective and support field sales operations by providing sales people with information regarding "qualified" leads based on consumer responses. The technological advances in telephone systems, automated voice response and fax-back, and the emergence of the Internet and the Web, have led to these technologies becoming a core part of the Company's service offerings. The Company processes, grades and tracks consumer responses for its clients received through Internet addresses that handle customer e-mail, Web data collection systems that handle customers' Web input, 1-800 telephone responses and traditional business reply card processing. The Company creates, collects and enhances clients' customer data to profile and track potential sales opportunities and to enhance the effectiveness of future marketing efforts. The Company's operators also process sales orders received over the telephone and transmit fulfillment information to its clients electronically.

  Public Relations Services. Poppe provides public relations services for delivery through both traditional and online media. The Company's traditional public relations services include media and investor relations, crisis management, trade show support and the development of related press materials. The Company also provides strategic public relations services to support its clients such as employee media training and speech writing. The Company's CyberPR group implements public relations strategies to increase the awareness of and traffic to a client's Web site. These services include identifying and initiating contact with strategic Web sites for purposes of including hyper-text linkage from those Web sites to Poppe's clients' Web sites, listing clients' Web site addresses on the over 150 Internet search engines, generating references to clients' products and Web sites on Internet newsgroups and billboards and employing the Company's Brand Watch service to search for mentions of clients' products and services on the Internet.

POPPE'S CLIENTS

  In general, clients hire Poppe to develop effective marketing campaigns for their companies and to implement the campaigns through traditional and/or digital media, as well as to provide other interactive marketing communications products and services. Clients who have retained Poppe to provide Web site design and development services since 1994 include:

 AT&T Software Solutions                E*Trade                                Nokia Display Products, Inc.
 Bell Communications Research, Inc.     Hewlett-Packard Co.                    PSINet Inc.*
 The Better Hong Kong Foundation*       IBM Business Information Services*     Raychem Corporation*
 Cadillac*                              The Republic of Indonesia*+            Robert Half International*
 The Chase Manhattan Bank, N.A.*        Kawasaki Motors Corp., U.S.A.*+        Siemens Components Inc.*
 Chrysler+                              LensCrafters*                          Silicon Graphics, Inc.
 Chrysler's Eagle Vehicles+             Merrill Lynch+                         Sony Corporation
 Chrysler's Jeep Vehicles+              Milk Board+                            T. Rowe Price Associates, Inc.*
 Cirrus Logic Inc.                      Nation's Restaurant News*              Taylor-Made*+
 ComputerWorld Magazine                 Netscape                               Valvoline*+
 Dean Witter, Discover & Co.            Network General Corporation            Weber*+
 The Dow Chemical Company*+

--------

* Poppe clients as of October 1, 1996 for which Poppe provides on-going Web site maintenance or hosting services.

+ Companies using BJK&E for traditional advertising services as of October 1, 1996.

  Clients for which Poppe, through Animated Systems, has created and developed marketing, sales or computer-based training materials delivered through CD-ROMs and digital diskettes have included:

 Digital Equipment Corp.  Logitech Inc.                     Wells Fargo & Co.
 Symantec Corporation     Zurich-American Insurance Group   Hewlett-Packard Co.
 IBM                      Visa International                  Network Server
                                                               Division

  Poppe currently provides traditional marketing communications services for a wide range of clients including:

American Isuzu Motors Inc.           Matsushita Electric Works Inc.       State of New Jersey
Banfi Vintners                         (Panasonic brand)                    (Department of Commerce
Charles Schwab & Company, Inc.       Mellon Bank, N.A.                      and Economic
Cirrus Logic Inc.                    NEC Technologies, Inc.                 Development) ("New
Commonwealth of Pennsylvania         Pennsylvania Brewing Company           Jersey Tourism")
(Department of Commerce)             Public Service Electric & Gas        Synopsys Inc. Logic
("Pennsylvania Tourism")               Company ("PSE&G")                    Modeling Group
GAF Materials Corporation            PSINet Inc.                          3Com Corp.
                                                                            Toshiba
IBM                                  Raychem Corporation
IPC Information Systems, Inc.        Siemens Components Inc.              VocalTec Inc.
Johnson & Johnson Health Care        Servicemaster Ltd. Partnership
  Systems


  In fiscal 1996, Toshiba accounted for approximately 12% of the Company's net revenues (9% on a Pro Forma Basis). Poppe has been Toshiba's marketing communications company of record with respect to its laptop division for approximately three years. The Company believes that it has an excellent relationship with Toshiba although no assurance can be given that Toshiba will maintain its relationship with Poppe at its current level or at all. On a historical basis, three clients (including Toshiba) individually accounted for more than 5% of the Company's net revenues during fiscal 1996, and on a Pro Forma Basis four clients (including Toshiba) individually accounted for more than 5% of the Company's net revenues during fiscal 1996.

  It is typical in the marketing communications industry for clients to use different marketing communications companies for separate product lines or brand names. A number of the Company's clients also use other marketing communications companies. Consistent with marketing communications industry custom, the Company's clients are generally able to terminate their relationships with the Company without penalty on short notice, typically between 30 and 90 days. Moreover, in general, a client may reduce its marketing communications budget at any time.

CLIENT CASE STUDIES

  The following case studies further illustrate the range of services that Poppe offers its clients and the value that such services can provide.

  . T. Rowe Price: T. Rowe Price Associates, Inc. ("T. Rowe Price") is a leading provider of no-load mutual funds, managing over $85.0 billion for individual and institutional accounts. T. Rowe Price traditionally promoted its products primarily through print media and direct mail. Its products are within the "considered purchase" category and its principal customer profile is the self directed investor who requires extensive and timely data to make informed investment decisions.

  T. Rowe Price's objective was to establish an online presence that would increase its brand equity and create a closer relationship with its customers.

  Poppe assisted T. Rowe Price in developing a Web marketing strategy that focused on creating a Web environment allowing T. Rowe Price's customers free access to information critical to an informed investment decision. The interactive site (www.troweprice.com), is also designed to provide information which assists individuals in developing investment strategies for their retirement and other financial goals and offers information on topics such as taxes, international investing, mutual funds and current market developments.

  The site incorporates a software application created by Poppe that allows investors to establish a watch list of selected T. Rowe Price funds. The watch list provides daily net asset value updates that appear automatically when users enter the site and input their password. In addition, users can calculate the estimated impact on their portfolios of various investment strategies in United States and foreign securities. The What's New section of the site includes real-time access to stock quotes and weekly reviews of the fixed income, equity and international markets and the United States economy. The Web site was referred to in the March 1, 1996 issue of USA Today as "this week's favorite Web page" and named on Netscape's What's New Web site section. Poppe also designed the site so that T. Rowe Price could obtain demographic and other information on visitors. Visitors can order fund prospectuses and other T. Rowe Price literature and can review information on-line regarding T. Rowe Price's discount brokerage services.

  . Symantec: Symantec Corporation ("Symantec") develops, markets, and supports a line of application and system software products designed to enhance individual and workgroup productivity as well as manage networked computing environments. Platforms supported include IBM PCs and compatibles, Apple Macintosh computers as well as major network operating systems. Founded in 1982, Symantec's global operations span North America, Europe and several growing markets throughout Asia Pacific and Latin America.

  Symantec maintains and updates voluminous product, sales, marketing and promotional information. Disseminating this information in printed form is costly, time consuming and cumbersome. In addition, Symantec's sales force and other employees require fast and easy access to competitive product information, product demonstrations and brochures.

  Symantec had been a client of Poppe's Animated Systems group since 1991. Animated Systems was engaged by Symantec in 1995 to develop a single CD-ROM based sales support software application which would provide employees, distribution channels and customers with sales and marketing materials in a more efficient manner.

  Upon approval by Symantec, Animated Systems managed the process of digitizing and placing thousands of documents in an accessible format. Animated programmed a data base software application to allow users access to personalized menus. Menus were designed to give users intuitive access to information and documents with minimal search time. Creative graphics and visuals were integrated into the product to make it visually appealing and user friendly. The finished software and data base was loaded onto a master CD-ROM and then reproduced and distributed through the sales channels. Updates to the product are programmed by Animated Systems and distributed monthly to Symantec employees and quarterly to external audiences.

  This product has improved employee access to needed information. The Company has been advised by Symantec that this product was also distributed in June 1996 to approximately 6,000 customers worldwide, providing users at various levels access to information on more than 50 Symantec products, including fact sheets, reviewer's guides and press releases. As a result of the product, Symantec reduced its printing of product information and improved the efficiency of information access and distribution, and is able to deliver its message to customers worldwide.

  . Isuzu: American Isuzu Motors Inc. (Commercial Vehicle Division) ("Isuzu") is a manufacturer of medium duty commercial trucks and engines. In 1995, Isuzu, a Poppe client in Los Angeles, planned to introduce a new gas V8 truck with a new cab design while maintaining its core diesel truck business. Poppe's assignment was to assist Isuzu with marketing in connection with the introduction of its new V8 truck, as well as repositioning its existing diesel trucks.

  Poppe first utilized KRC Research & Consulting (a market research subsidiary of BJK&E based in New York City) to conduct focus group research to better identify the key product attributes affecting the customer's purchase decision and each of the products' perceived competitive advantages.

  Poppe used these research results to develop an integrated marketing strategy focused on those features and benefits of Isuzu's products which were considered most important to a customer's purchase decision. The strategy included increasing brand awareness in the marketplace and repositioning the diesel product as a premium brand worthy of consideration.

  The tactical objectives of the campaign were to generate quality sales leads for the dealer sales force and to build a data base for ongoing targeted relationship marketing programs. Due in part to a limited client budget, Poppe implemented its strategy by placing content created by Poppe in selected media during designated periods to maximize the program's media presence relative to its competitors', most of which committed larger marketing budgets. The primary media used were trade publication ads, direct mail and outdoor advertising, all featuring prominent 1-800 telephone numbers for customer response.

  During the three month marketing campaign, the Company's DBM Group in Palo Alto profiled more than 3,800 telephone responses. Details regarding promising leads were faxed to the appropriate Isuzu dealerships and a promotional videotape was sent to the most promising leads. The potential customers continued to receive promotional materials on Isuzu trucks over the next nine months to maintain brand awareness.

  The Isuzu direct mail campaign resulted in a response rate of 5.2%, compared to similar programs where 3.0% is considered a successful campaign.

COMPETITION

  The marketing communications industry is and is expected to continue to be, a highly competitive business in which companies of all sizes strive to attract new clients or additional assignments from existing clients and to maintain existing client relationships. The Company faces competition from a number of sources, including national and regional advertising agencies as well as integrated and specialized marketing communications companies. With respect to digital media, the Company's competitors also include marketing communications companies specializing in digital media marketing communications products and services as well as digital media technology companies. Many of these digital media boutiques are increasingly well-known to current and potential clients. In addition, many traditional advertising agencies are beginning to develop or acquire digital media marketing communications departments. Consistent with marketing communications industry custom, the Company's clients may terminate their relationships with the Company on relatively short notice without penalty, typically between 30 and 90 days. Competition depends to a large extent on clients' perceptions of the quality of the "creative product" of the marketing communication companies as well as technical proficiency with respect to digital media marketing communications products and services. Marketing communications companies' ability to serve clients on a broad geographic basis is also an important competitive consideration. A large client base can limit marketing communications companies' potential for securing new business because many clients prefer not to be represented by marketing communication companies that represent competitors. Moreover, clients frequently wish to have different products represented by different marketing communications companies.

  There are relatively low barriers to entry in the marketing communications business. For example, the Company has no significant proprietary technology that would preclude or inhibit competitors from entering the marketing communications market or providing services similar to those provided by the Company. Therefore, the Company expects that it will face additional competition from new entrants into the marketing communications industry in the future. There can be no assurance that existing or future competitors will not develop or offer marketing communications products or services that provide significant performance, price, creative, technical or other advantages over those offered by the Company, which could have a material adverse effect on the Company's business, financial condition and operating results. There are a number of advertising agencies, multimedia firms and other companies which exist and which will continue to emerge that have marketing, creative and technical expertise in marketing communications, including digital media services provided by the Company such as design and implementation of Internet marketing programs and creation of Web sites, with which the Company will be required to compete.

  The Company believes that it is well positioned to compete in the marketing communications industry because of its history of developing strategic marketing programs, especially with respect to considered purchase products and services, its proficiency in developing digital media technology applications, its management and creative expertise, its relationship with BJK&E and its ability to offer a wide range of integrated marketing services, including both traditional advertising and interactive marketing communications products and services. The principal factors on which the Company competes are service, creative quality, price, technical sophistication and intangible factors such as the interpersonal skill of the individuals managing client accounts. The Company's ability to maintain its existing clients and develop new clients depends to a significant degree on the quality of services provided by, as well as the reputation of, the Company compared to its competitors overall and with respect to particular traditional advertising and interactive digital marketing communications products and services.

GOVERNMENT REGULATION

  The marketing communications industry is subject to extensive government regulation, both domestic and foreign, with respect to the truth and fairness of advertising. The Company must comply with Federal Trade Commission regulations with respect to the marketing of products and services and similar state regulations. In addition, there has been an increasing tendency in the United States on the part of businesses to resort to the judicial system to challenge comparative advertising of their competitors on the grounds that the advertising is false and deceptive. Although BJK&E maintains communication liability insurance for advertising agencies pursuant to which Poppe is insured, with coverage of up to $10.0 million for any claim, there can be no assurance that such coverage would adequately protect Poppe in the event any such claims are made against the Company or its clients by other companies or governmental agencies. Some of the contracts that the Company enters into with its clients require that the Company indemnify clients with respect to any claims or actions brought by third parties which result from use by the clients of materials furnished by the Company.

  There are currently few laws or regulations directly applicable to access to or commerce on the Internet. The CDA, which constitutes Title V of the Telecommunications Reform Act of 1996, was recently enacted and imposes criminal penalties on anyone who distributes obscene, lascivious, indecent or patently offensive communications on the Internet. On June 11, 1996, in American Civil Liberties Union et al v. Reno, a three judge panel of the United States District Court for the Eastern District of Pennsylvania ruled that certain provisions of the CDA were unconstitutional and preliminarily enjoined enforcement of those provisions. On July 29, 1996, in Shea v. Reno, a three judge panel of the United States District Court for the Southern District of New York preliminarily enjoined the enforcement of a certain provision of the CDA on constitutional grounds. Due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet, covering issues such as user privacy, pricing and characteristics and quality of products and services offered over the Internet. The adoption of any such laws or regulations could have a material adverse effect on the Company's business, results of operations or financial condition or may decrease the growth of the Internet, which could in turn decrease the demand for the Company's products and services delivered over the Internet and thereby adversely affect the Company's business, results of operations or financial condition. Moreover, the applicability to the Internet of existing laws governing issues such as property ownership, libel and personal privacy is uncertain. Because materials may be downloaded by the online or Internet services operated or facilitated by the Company or the Internet access providers with which it has relationships and may be subsequently distributed to others, there is a potential that claims will be made against the Company for defamation, negligence, copyright or trademark infringement or other theories based on the nature and content of such materials. Such claims have been brought and sometimes successfully pressed against online services in the past. Although BJK&E carries general liability insurance and communication liability insurance for advertising agencies pursuant to which the Company is insured, the insurance may not cover potential claims of this type or may not be adequate to indemnify the Company for all liability that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on the Company's business, results of operations and financial condition.

EMPLOYEES

  As of September 15, 1996, the Company employed a total of approximately 385 persons on a full-time basis in the following offices: Los Angeles, California, 40; Mountain View, California, 50; Palo Alto, California, 80;

Morris Plains, New Jersey, 55; New York City, 120; and Pittsburgh, Pennsylvania, 40. The Company has not entered into collective bargaining agreements with any of its personnel and believes that its relationship with its employees are good.

  The Company has a range of employee benefit programs, including a stock option plan and a stock purchase plan. See "Management--Stock Option Plan" and "--Stock Purchase Plan." The Company believes it is competitive with other leading new media marketing communications companies in providing financial and other benefits to its employees. The Company's employees have been, and, until the consummation of this offering, will continue to be, eligible to participate in BJK&E's stock bonus plan. After the consummation of this offering, Company employees will no longer be eligible to participate in such plan.

FACILITIES

  Set forth below is a list of the Company's offices as of October 1, 1996. All the Company's offices are leased. The Company's principal executive offices are located in New York City. The Company believes its current space for each of its offices is adequate for its current needs except in the case of the New York, Mountain View and Palo Alto offices. The Company is in the process of building out office space in New York which it believes will be available for occupancy in December 1996 and will be adequate for its current needs. The Company is seeking additional space for its Silicon Valley operations. For information regarding the Company's future lease payments under existing leases, see Note 9 of the Notes to the Company's Financial Statements.

                                                  APPROXIMATE
      OFFICE LOCATION                            SQUARE FOOTAGE LEASE EXPIRATION
      ---------------                            -------------- ----------------
   Los Angeles, California......................     12,100     May 1997
   Mountain View, California....................     11,000     March 1998
   Palo Alto, California........................      8,400     June 1998
                                                      4,100     July 1997
   Morris Plains, New Jersey(1).................     29,700     January 2001
   New York, New York(2)........................     20,000      September 2004
   Pittsburgh, Pennsylvania(3)..................      7,500     December 1996

--------
(1) Subleases 9,100 square feet of such facility to BJK&E. BJK&E has the right to terminate this sublease at any time upon reasonable notice.

(2) Currently occupies space at this location subleased from BJK&E pending build-out and occupancy by Poppe of a 36,500 square foot office space subleased from BJK&E at the same location with a modest overall rent increase which is currently expected to be completed in December 1996. The current sublease will terminate upon Poppe's occupancy of the new space. The sublease for the new space will expire in September 2004.

(3) Currently occupies space at this location pending relocation expected in February 1997 to an approximately 10,000 square foot facility with respect to which the Company has executed a lease.

LEGAL PROCEEDINGS

  The Company is not a party to any litigation that it believes would have a material adverse effect on its business or financial condition.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth certain information regarding the directors, executive officers and nominees for director of the Company as of October 1, 1996.

              NAME                AGE                  POSITION
              ----                ---                  --------
                                      Chairman of the Board and Chief Executive
Fergus O'Daly, Jr.(4)(5).........  53 Officer
David S. Carlick(4)..............  46 Executive Vice President and Director
Thomas E. Wharton, Jr.(4)(5).....  35 Senior Vice President and Director
Steven M. Blondy.................  36 Executive Vice President--Finance and
                                      Administration
David E. Bell(1)(2)(5)...........  47 Director
Kevin C. Clark(3)(4)(5)..........  36 Director
Michael D. Drexler...............  57 Director
Charles D. Peebler, Jr.(3).......  60 Director
Paul C. Schorr III(1)(3)(6)......  59 Director
Thomas H. Stoner(1)(2)(6)........  61 Director
Valentine J. Zammit(2)(4)(5).....  49 Director

--------
(1) Messrs. Bell, Schorr and Stoner will become directors of the Company and members of the referenced committees on the effective date of the Registration Statement of which this Prospectus forms a part.
(2) Member of Audit Committee.
(3) Member of Compensation Committee.
(4) Member of Executive Committee.
(5) Member of Finance Committee.
(6) Member of Stock Option Committee.

  FERGUS O'DALY, JR. has been the Chairman of the Board, Chief Executive Officer and a director of the Company for more than five years. Mr. O'Daly has served in various positions with Poppe since 1966.

  DAVID S. CARLICK has been an Executive Vice President and a director of the Company since July 1996. Mr. Carlick served as a Senior Vice President of Poppe from April 1993 until July 1996. Mr. Carlick was sole proprietor of Carlick Advertising and Carlick Data Base Marketing both of which were acquired by the Company in April 1993.

  THOMAS E. WHARTON, JR. has been a director of the Company since July 1996, a Senior Vice President of the Company since February 1994 and a Vice President of the Company from June 1989 to February 1994. Prior thereto, Mr. Wharton served as Financial Administrator of Poppe from 1986 and in various finance positions within BJK&E since August 1983.

  STEVEN M. BLONDY has been the Executive Vice President--Finance and Administration of the Company since May 1996. From November 1995 until joining the Company, Mr. Blondy was an independent consultant. Mr. Blondy served as Senior Vice President and Chief Financial Officer of Grundy Worldwide Limited, an independent producer and distributor of television programming, from December 1994 through November 1995. Prior thereto, Mr. Blondy spent over twelve years as an investment banker in mergers and acquisitions and corporate finance with Merrill Lynch (1988-1994) and Chase Manhattan Bank, N.A. (1982-
1988).

  DAVID E. BELL will become a director of the Company on the effective date of the Registration Statement of which this Prospectus forms a part. Dr. Bell has been a Professor at Harvard Business School since 1977, where he currently teaches marketing and retailing. Previously, Dr. Bell taught courses in the field of managerial economics. He is faculty chair of the Quantitative Methods faculty group, responsible for teaching and researching quantitative methods, and of a two-week executive program, Strategic Retail Management. Dr. Bell received a BA from Oxford University and a PhD from the Massachusetts Institute of Technology.

  KEVIN C. CLARK has been a director of the Company since July 1996. Since January 1996, Mr. Clark has been a consultant to Gregory & Hoenemeyer, Inc., a merchant bank which provides business planning and financial advisory services to the Company. Mr. Clark was a founder of Cross Country Staffing, a leading provider of temporary medical personnel. He currently serves on its Board of Directors and had previously served as its Chairman from February 1994 to August 1996 and its Chief Executive Officer from March 1986 to January 1994. See "Certain Transactions--Other Related Party Transactions."

  MICHAEL D. DREXLER has been a director of the Company since July 1996. Mr. Drexler has been President of BJK&E's Media Group since April 1992 and was an Executive Vice President of BJK&E from July 1986 to April 1992. Mr. Drexler serves on the Board of Directors of BJK&E.

  CHARLES D. PEEBLER, JR. has been a director of the Company since June 1991 and was President of the Company from August 1992 to July 1996. Mr. Peebler has been Chief Executive Officer and President of BJK&E for more than five years. Mr. Peebler serves on the Board of Directors of BJK&E as well as the Boards of Directors of American Radio Systems Corporation, a radio broadcasting company, and Ultrafem, Inc., a feminine hygiene products manufacturer.

  PAUL C. SCHORR III will become a director of the Company on the effective date of the Registration Statement of which this Prospectus forms a part. Mr. Schorr has been President and Chief Executive Officer of ComCor Holding Inc., a consulting company, since August 1991 and Chairman of Austin Steaks & Saloon Inc. since April 1995. Mr. Schorr serves on the Boards of Directors of Ameritas Life Insurance Company, Lincoln Telecommunications Inc. and Austin Steaks & Saloon Inc.

  THOMAS H. STONER will become a director of the Company on the effective date of the Registration Statement of which this Prospectus forms a part. Mr. Stoner has been Chairman of the Executive Committee of American Radio Systems Corporation since November 1993. From 1965 to November 1993, Mr. Stoner was Chairman and Chief Executive Officer of Stoner Broadcasting Systems, a radio broadcasting company. Mr. Stoner serves on the Boards of Directors of American Radio Systems Corporation and Gaylord Container Corp.

  VALENTINE J. ZAMMIT has been a director of the Company since May 1992. Mr. Zammit also served as Executive Vice President of the Company from June 1991 to July 1996. Mr. Zammit has been Chief Financial Officer of BJK&E and has served on the Board of Directors of BJK&E since January 1991. Since March 1996, Mr. Zammit has also held the position of Vice Chairman of BJK&E. From December 1990 to March 1996, Mr. Zammit also served as an Executive Vice President of BJK&E and prior thereto he served as Senior Vice President of Finance of BJK&E.

  Officers of the Company are elected by the Board of Directors on an annual basis and serve until their successors have been duly elected and qualified. The Company's Certificate of Incorporation provides for a classified Board of Directors consisting of three classes of directors with each class required to be as nearly equal in number as possible. The number of directors is determined from time to time by the Board of Directors. A single class of directors is elected each year at the Company's annual meeting of stockholders. Each director elected at each such meeting will serve for a term ending on the date of the third annual meeting of stockholders after his or her election and until his or her successor has been elected and duly qualified. Messrs. O'Daly, Peebler, Clark and Bell are serving (or in the case of Mr. Bell, will commence serving on the effective date of the Registration Statement of which this Prospectus forms a part) terms expiring on the date of the Company's 1997 Annual Meeting of Stockholders, Messrs. Carlick, Zammit and Stoner are serving (or in the case of Mr.

Stoner, will commence serving on the effective date of the Registration Statement of which this Prospectus forms a part) for terms expiring on the date of the Company's 1998 Annual Meeting of Stockholders and Messrs. Wharton, Drexler and Schorr are serving (or in the case of Mr. Schorr, will commence serving on the effective date of the Registration Statement of which this Prospectus forms a part) for terms expiring on the date of the Company's 1999 Annual Meeting of Stockholders.

  The Company's Board of Directors currently has five committees: the Audit Committee, the Compensation Committee, the Executive Committee, the Finance Committee and the Stock Option Committee. The Audit Committee, among other things, recommends the firm to be appointed as independent accountants to audit the Company's financial statements, discusses the scope and results of the audit with the independent accountants, reviews with management and the independent accountants the Company's interim and year-end operating results, considers the adequacy of the internal accounting controls and audit procedures of the Company and reviews the non-audit services to be performed by the independent accountants. The Compensation Committee reviews and recommends the compensation arrangements for management of the Company and compensation policy for employees generally. The Executive Committee may exercise all powers of the Board of Directors in the management of the business and affairs of the Company. The Finance Committee, among other things, supervises the financial affairs of the Company. The Stock Option Committee administers the Company's stock option plan.

DIRECTORS' COMPENSATION

  Commencing upon the consummation of this offering, directors, excluding Mr. Clark and excluding those who are also employees of the Company or employees or directors of BJK&E, ("Outside Directors") will receive compensation for their services as directors at the rate of $1,000 per year and a fee of $2,500 per Board of Directors meeting attended and $1,000 per Committee of the Board meeting attended. Outside Directors will also receive an initial grant of options to purchase 14,583 shares of Common Stock under the stock option plan and thereafter, an annual grant of options to purchase 3,646 shares of Common Stock under the stock option plan. See "--Stock Option Plan." In addition, all directors are entitled to reimbursement of their reasonable out-of-pocket expenses.

EXECUTIVE COMPENSATION

  The following table discloses compensation for fiscal 1996 received by the Company's Chief Executive Officer and the Company's two other most highly compensated executive officers whose total salary and bonus for fiscal year 1996 exceeded $100,000 (the "named executive officers"). No other executive officer of the Company who held office at the end of fiscal 1996 met the definition of "highly compensated" within the meaning of the Securities and Exchange Commission's (the "Commission") executive compensation disclosure rules.

                          SUMMARY COMPENSATION TABLE

                                                                   LONG-TERM
                                         ANNUAL COMPENSATION      COMPENSATION
                                         -------------------      ------------
                                                                     AWARDS
                                                                  ------------
                                                                   SECURITIES
                                                                   UNDERLYING     ALL OTHER
NAME AND PRINCIPAL POSITION  FISCAL YEAR SALARY($)  BONUS($)       OPTIONS(#)  COMPENSATION($)
---------------------------  ----------- ---------- ---------     ------------ ---------------
Fergus O'Daly, Jr. .....        1996     $ 175,790  $ 6,000(1)(2)   108,457       $12,255(2)(3)
 Chief Executive Officer
David S. Carlick........        1996       175,000        --        108,457        12,157(2)(4)
 Executive Vice
 President
Thomas E. Wharton, Jr...        1996       106,667    7,000(1)(2)   108,457         7,866(2)(5)
 Senior Vice President

--------

(1) Consists of payments made in fiscal 1996 pursuant to bonuses previously awarded under BJK&E's management incentive plan. All such bonus payments were allocated to the Company.

(2) Upon consummation of this offering, executives of the Company generally will continue to be eligible to participate in employee benefit plans of BJK&E in their capacities as executives of the Company and at Company expense, other than BJK&E's stock bonus plan.

(3) Consists of contributions made by BJK&E (which contributions were allocated to the Company) of $3,000 pursuant to BJK&E's profit sharing plan and $4,492 pursuant to BJK&E's stock bonus plan and $4,763 representing a charge to the Company in respect of such individual pursuant to BJK&E's executive wealth accumulation plan.

(4) Consists of contributions made by BJK&E (which contributions were allocated to the Company) of $3,000 pursuant to BJK&E's profit sharing plan and $4,492 pursuant to BJK&E's stock bonus plan and $4,665 representing a charge to the Company in respect of such individual pursuant to BJK&E's executive wealth accumulation plan.

(5) Consists of contributions made by BJK&E (which contributions were allocated to the Company) of $2,279 pursuant to BJK&E's profit sharing plan and of $3,386 pursuant to BJK&E's stock bonus plan and $2,201 representing a charge to the Company in respect of such individual pursuant to BJK&E's executive wealth accumulation plan.

  The following table sets forth information regarding individual grants of stock options to purchase Common Stock made by the Company to the named executive officers pursuant to the Company's stock option plan during fiscal 1996.

                       OPTION GRANTS IN LAST FISCAL YEAR

                          NUMBER OF     % OF SHARES                                             POTENTIAL REALIZABLE
                          SECURITIES     SUBJECT TO                                           VALUE AT ASSUMED ANNUAL
                          UNDERLYING      OPTIONS                     MARKET                    RATES OF STOCK PRICE
                           OPTIONS       GRANTED TO    EXERCISE      PRICE ON               APPRECIATION FOR OPTION TERM
                           GRANTED      EMPLOYEES IN     PRICE     DATE OF GRANT EXPIRATION -----------------------------
 EXECUTIVE OFFICER(1)  (# OF SHARES)(2) FISCAL YEAR  ($ PER SHARE) ($ PER SHARE)    DATE     0% ($)   5% ($)    10% ($)
 --------------------  ---------------- ------------ ------------- ------------- ---------- ------------------ ----------
Fergus O'Daly, Jr.....     108,457         33.3%         $2.42         $2.75       3/2/06   $ 35,791 $ 223,362 $ 511,135
David S. Carlick......     108,457         33.3%          2.42          2.75       3/2/06     35,791   223,362   511,135
Thomas E. Wharton,
 Jr...................     108,457         33.3%          2.42          2.75       3/2/06     35,791   223,362   511,135

--------

(1) The named executive officers together have a demand registration right with respect to one-third of the shares of Common Stock underlying each of their options commencing upon the expiration of the 180-day lock-up period and expiring three years after the closing of an initial public offering by the Company. Each named executive officer has "piggyback" registration rights on registrations of Common Stock held by BJK&E with respect to all of the shares underlying his options commencing upon the expiration of the 180-day lock-up period. In addition, the options and underlying shares are subject to restrictions on transferability. Such restrictions lapse in the event of certain change of control events or other significant transactions of the Company or BJK&E.
(2) The options are non-qualified stock options and are fully vested.

EMPLOYMENT CONTRACTS

  The Company has entered into employment agreements with Messrs. O'Daly, Carlick and Wharton, commencing upon the consummation of this offering and having terms expiring on the third anniversary of this offering, and an employment agreement with Steven M. Blondy, Executive Vice President--Finance and Administration, which commenced in May 1996 and has a term expiring in May 1998, which provide for base salaries of $200,000, $175,000, $165,000 and $200,000, respectively, during fiscal 1997. Annual bonuses and salary increases may be granted as determined by the Board of Directors. The employment agreements also provide for reimbursement by the Company of authorized expenses and indemnification of the executive officers to the fullest extent permitted under the Company's Certificate of Incorporation and Bylaws. Each employee is entitled to participate in compensation arrangements and receive benefits offered to the Company's executives generally. In addition, subject to certain limitations, the employment agreements prohibit each individual from soliciting or performing enumerated marketing communications or Internet-related services for any accounts which are, or were within one year preceding a termination of employment, clients of the Company or soliciting any employees of the Company or persons who were employees of the Company within the preceding one-year period during his employment term and for one year thereafter and from disclosing confidential information. Mr. O'Daly's employment agreement also provides that the Company will use its best efforts to cause him to be nominated as a director to the Company's Board of Directors. In connection with his employment, Mr. Blondy was granted stock options to purchase an aggregate of 68,125 shares of Common Stock under the Company's stock option plan at an exercise price equal to the initial public offering price which vest at the rate of 25% each year from May 1996 subject to acceleration under certain circumstances, including a change in control of the Company (as defined in the related stock option agreement) and termination of Mr. Blondy's employment other than for Cause (as defined in his employment agreement). The first $100,000 in fair market value at the date of grant of such options vesting in any year are incentive stock options. Such options and underlying shares are subject to restrictions on transferability. See "--Stock Option Plan" and "Shares Eligible for Future Sale."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Messrs. O'Daly, Peebler and Zammit, Chief Executive Officer of the Company, former President of the Company and former Executive Vice President of the Company, respectively, participated in deliberations of the Company's Board of Directors concerning executive officer compensation during fiscal 1996.

STOCK OPTION PLAN

  The Company's Amended and Restated 1996 Stock Option Plan (the "Plan") was adopted by the Board of Directors and approved by BJK&E as the sole stockholder of the Company. The Plan authorizes the issuance of 2,287,389 shares of Common Stock pursuant to the exercise of stock option grants. The maximum aggregate number of shares of Common Stock for which options may be granted to any one employee within one fiscal year is 1,372,433. At October 10, 1996, 76,643 shares had been issued pursuant to exercises of options granted under the Plan, options for 750,295 shares were outstanding and options for an additional 43,749 have been granted to nominees to the Company's Board of Directors effective at the closing of this offering and options for 1,416,702 shares remained available for future grant under the Plan.

  The Plan provides for grants of options to employees, officers, directors, independent contractors and consultants of the Company and its subsidiaries. Each stock option granted under the Plan is evidenced by a written option agreement between the Company and the optionee. The Plan provides for the granting of "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and non-qualified stock options. On and after the initial public offering of Common Stock, the Plan will be administered by the Stock Option Committee of the Board of Directors (the "Committee"). The Committee will have sole discretion and authority, consistent with the provisions of the Plan, to determine, among other things, which eligible individuals will receive options, the terms of options granted, the number of shares which will be subject to option grants and the restrictions, if any, which will apply to the Common Stock subject to option grants.

  The Committee will have sole discretion to determine the exercise price per share of Common Stock covered by each option. For any option intended to qualify as an incentive stock option, the exercise price must not be less than 100% of the fair market value of the Common Stock on the date the option is granted (110% of the fair market value of the Common Stock with respect to any optionee who immediately before an option is granted, directly or indirectly, possesses more than 10% of the total combined voting power of all classes of stock of the Company or of a parent or subsidiary corporation of the Company ("10% Owner")). The term of each option is fixed by the Committee, but may not exceed ten years. (The term of an option granted to a 10% Owner which is intended to qualify as an incentive stock option may not exceed five years). Options first become exercisable in accordance with a vesting schedule determined by the Committee and specified in the applicable option agreement. Options granted to employees generally may be exercised only while the optionee is employed by the Company or within a specified period of time thereafter. Options granted to non-employees who provide services to the Company may, but need not, expire upon the termination of the optionee's relationship with the Company. Generally, options are not assignable or transferable other than by will or the laws of descent and distribution and may be exercised during the lifetime of the optionee only by the optionee or by his or her guardian or legal representative. However, if so provided in the applicable option agreement, an optionee may transfer a non-statutory stock option to a member of the optionee's immediate family, to the spouse of any such family member or to a trust established for the benefit of one or more of such family members.

  The Board of Directors may at any time, and from time to time alter, amend, suspend or terminate the Plan in whole or in part. The Plan will terminate in March 2006 unless it is terminated earlier by the Board of Directors.

STOCK PURCHASE PLAN

  The Company's 1996 Employee Stock Purchase Plan (the "Purchase Plan") provides for the purchase by eligible employees of shares of the Common Stock. The Purchase Plan was adopted by the Board of Directors in July 1996 and approved by BJK&E as the majority stockholder of the Company. A total of 174,165 shares of Common Stock have been reserved for issuance under the Purchase Plan. The Purchase Plan, which is intended to qualify under Section 423 of the Code, is administered by the Board of Directors or by a committee appointed by the Board. Employees (including officers and employee directors) of the Company or any subsidiary of the Company designated by the Board for participation in the Purchase Plan are eligible to participate in the Purchase Plan if they are customarily employed for more than 20 hours per week. The Purchase Plan will generally be implemented by consecutive and overlapping 24 month offering periods each of which will initially be divided into four consecutive six month purchase periods, subject to change by the Board of Directors. Offering periods generally begin on January 1 and July 1 of each year. The initial offering period will, however, begin on the effective date of this offering and will end on June 30, 1998 and the initial purchase period will begin on the effective date of this offering and will end on December 31, 1996. As of the date of this Prospectus, the Company has not yet offered or sold shares of Common Stock to employees pursuant to the Purchase Plan. The Purchase Plan permits eligible employees to purchase Common Stock through payroll deductions, which may not exceed 15% of an employee's compensation. Shares are purchased on the last day of each purchase period. The price at which Common Stock may be purchased under the Purchase Plan is equal to 85% of the lower of the fair market value of the Common Stock on the first day of the offering period or the last day of the purchase period. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment with the Company. In addition, participants generally may not purchase Common Stock having a value (measured at the beginning of the offering period) greater than $12,500 in any purchase period.

                             CERTAIN TRANSACTIONS

RELATIONSHIP WITH BJK&E

  The Company was a wholly-owned subsidiary of BJK&E from February 1988 until June 1996 and as of October 1, 1996, BJK&E continued to own approximately 88% of the outstanding Common Stock, on a fully diluted basis, and, immediately after the completion of this offering, BJK&E will own approximately 63% of the outstanding Common Stock on a fully diluted basis (61% if the Underwriters' over-allotment option is exercised in full). As a result, BJK&E will be able to elect the entire Board of Directors of the Company and control the vote on all matters submitted to a vote of the Company's stockholders, including extraordinary transactions such as mergers, sales of all or substantially all of the Company's assets and going private transactions. BJK&E (including Poppe) is among the 15 largest marketing communications holding companies in the world, as well as among the five largest privately held marketing communications holding companies in the world, based on worldwide gross income for 1995 of $404.5 million as published in the April 15, 1996 issue of Advertising Age. Prospective clients may choose not to retain the Company for reasons of actual or perceived client conflicts of interest based upon the Company's relationship with BJK&E and BJK&E's present or future clients, although the Company does not believe that such relationship has resulted in its loss of any material assignments to date. Poppe and BJK&E may compete for clients or assignments and there is no agreement or other understanding which would prevent any such competition. In addition, in the past Poppe and BJK&E have independently and jointly provided services to clients of the other and it is anticipated that they will continue to do so in the foreseeable future. Conflicts may arise from time to time between Poppe and BJK&E regarding the allocation of services and/or fees in connection with any such jointly provided services. Furthermore, there can be no assurances that BJK&E will continue to refer business to Poppe. There are no contractual or other restrictions on BJK&E's ability to engage in any new media activities. Accordingly, circumstances could arise in which BJK&E would engage in activities competitive with the Company. The Company's traditional media buying, other than with respect to print, is made through BJK&E. The Company currently intends to continue to conduct such buying through BJK&E but it is under no obligation to do so. The principal executive offices of BJK&E are located at 40 West 23rd Street, New York, New York 10010-5201, in the same building as those of the Company. See "Business--Facilities" and "Principal Stockholders."

OPERATING SERVICES AGREEMENT

  The Company currently uses certain administrative and support services provided by BJK&E, including cash management, accounts receivable collection, accounting, payroll processing, employee benefit administration, internal audit functions, facilities management and insurance coordination. In addition, the Company's liability, health and other insurance coverage is provided pursuant to insurance policies which also insure BJK&E, as a result of which the Company believes it receives the benefits derived from being a part of a larger base of insureds. The Company and BJK&E have entered into the Operating Services Agreement which has a one-year term that commences upon the consummation of this offering and is automatically renewed for up to four successive one-year terms unless otherwise terminated in whole or in part as to certain services (subject to certain conditions), by BJK&E by not less than 90 days' notice to Poppe prior to the end of the then current term in the event that at the time of such termination BJK&E owns less than 50% of the outstanding shares of Common Stock or by Poppe by not less than 90 days' notice to BJK&E prior to the end of the current term. The Company currently intends to use BJK&E's services under the Operating Services Agreement for the foreseeable future. The agreement provides for payments by the Company to BJK&E equal to 3% of the Company's commissions and fees on a monthly basis for such specified administrative and support services provided by BJK&E and reimbursement of out-of-pocket and extraordinary expenses. Monthly payments are based on estimated commissions and fees with a reconciliation subsequent to each year end based on the Company's actual commissions and fees. Prior to the consummation of this offering, the costs for such specified administrative and support services and insurance coverage were allocated to the Company as is reflected in its financial statements. See Note 4 of the Notes to the Company's Financial Statements. The services provided by this agreement do not include any direct client services.

SUBLEASE AND OTHER AGREEMENTS

  The Company currently subleases office space in New York from BJK&E pursuant to a sublease agreement which provides for monthly rent equal to that payable by BJK&E under the underlying lease, for a term expiring in September 2004. In addition, the Company occupies office space of BJK&E in New York City and Los Angeles pursuant to occupancy agreements which expire at such time as BJK&E owns less than 51% of the outstanding Common Stock. The rental thereunder is based on the portion of such space occupied by the Company and number of Company employees using and occupying such space. The Company currently occupies such space in New York City pending build-out and occupancy of the subleased New York City office space which is expected to be completed in December 1996. The Company's office space in Morris Plains, New Jersey and New York City is shared with BJK&E. BJK&E is a guarantor of Poppe's lease for its Palo Alto, California and Morris Plains, New Jersey facilities. See "Business--Facilities." In addition, the Company utilizes certain equipment leased to BJK&E pursuant to an agreement which provides for an initial monthly rent of $56,156, to be adjusted based on the payments required to be made by BJK&E in respect of such equipment, for so long as Poppe has use of such equipment. In addition, the Company has provided Web site design and development services for a subsidiary of BJK&E for which the Company has billed approximately $73,000 to date.

TAX SHARING AGREEMENT

  The Company is, and until completion of this offering will continue to be, for federal income tax purposes, included in the consolidated group of which BJK&E is the common parent, and the Company's federal taxable income and loss through the closing of this offering will be included in such group's consolidated tax return filed by BJK&E. The Company also may be included in certain state and local tax returns of BJK&E. The Company and BJK&E have entered into a tax sharing agreement pursuant to which BJK&E has agreed to indemnify the Company against federal, state or local income tax liabilities of the consolidated or combined group of which BJK&E is the common parent for taxable periods through the closing of this offering during which the Company is a member of such group, other than tax liabilities with respect to the Company's earnings, and the Company is to indemnify BJK&E for tax liabilities with respect to such earnings. BJK&E will file tax returns on behalf of such consolidated group.

REGISTRATION RIGHTS AGREEMENT

  The Company and BJK&E have entered into a Registration Rights Agreement pursuant to which BJK&E and certain transferees of Common Stock held by BJK&E (the "Holders") have the right to require the Company to register all or part of the Common Stock owned by such Holders under the Securities Act (a "Demand Registration"); provided that the Company will not be obligated to effect a Demand Registration within 180 days of the closing date of this offering unless Merrill Lynch consents thereto or more than four Demand Registrations in any consecutive 36 month period. BJK&E has advised the Company that it does not currently intend to request any such registration. In addition, the Holders will have a right to participate in registrations by the Company of its Common Stock (a "Piggyback Registration" and together with a Demand Registration, a "Registration"). The Company will pay any expenses incurred in connection with a Registration, except for underwriting discounts and commissions attributable to the shares of Common Stock sold by such Holders and expenses incurred with respect to any Demand Registration after the Company has satisfied its obligations with respect to four Demand Registrations.

  None of the above-described agreements between the Company and BJK&E were negotiated on an arms' length basis.

OTHER RELATED PARTY TRANSACTIONS

  Kevin C. Clark, a director of the Company, is a consultant to Gregory & Hoenemeyer, Inc. ("G&H"). G&H is a merchant bank which renders business planning and financial advisory services to BJK&E and to the Company. Poppe paid fees to G&H in the amount of $270,000 for services rendered to the Company during fiscal 1996 and the Company's current fiscal year. In addition, in consideration of such services to the Company, Mr. Clark received immediately exercisable non-qualified options to purchase an aggregate of 67,966 shares of Common Stock at an exercise price of $2.42 per share pursuant to the Company's stock option plan and two employees of G&H received immediately exercisable non-qualified options to purchase an aggregate of 76,643 shares of Common Stock at an exercise price of $2.42 per share pursuant to the Company's stock option plan. Of such options, options to purchase 76,643 shares of Common Stock have been exercised, including those held by Mr. Clark. Mr. Clark and such G&H employees have "piggyback" registration rights on registrations by any selling stockholder with respect to the shares underlying their options and such options and underlying shares are subject to restrictions on transferability. Mr. W. Grant Gregory, Chairman of G&H, is a director of BJK&E. See "Management--Stock Option Plan."

  The Company acquired Carlick Advertising and Carlick Data Base Marketing from Mr. Carlick, the sole proprietor thereof, in April 1993. Mr. Carlick, currently an Executive Vice President and director of the Company, became an officer and director of the Company in connection with such acquisition transaction. In connection with such transaction, in addition to prior year payments, Mr. Carlick received a contingent payment of $229,163 in April 1996 and is entitled to receive a payment of $229,163 in each of fiscal 1997 and fiscal 1998. In connection with such transaction, the Company entered into a lease for its office space in Mountain View, California from Mr. Carlick. The monthly rent for such office space was $16,960 for fiscal 1996 and is $17,190 for fiscal 1997 and $17,420 for fiscal 1998. See "Business--Facilities."

  The Company and the former shareholders of Animated Systems have entered into a Registration Rights Agreement (the "Animated Registration Rights Agreement") pursuant to which such former shareholders and certain of their transferees of Common Stock (the "Holders") have the right upon the Company's qualification to use a Form S-3 Registration Statement to require the Company to register on one occasion between 40% to 50% of the Common Stock owned by such Holders under the Securities Act (a "Demand Registration"); provided that the Company will not be obligated to effect a Demand Registration within 180 days of the closing date of this offering unless Merrill Lynch consents thereto. In addition, the Holders will have a right to participate in registrations by the Company of its Common Stock (a "Piggyback Registration" and together with a Demand Registration, a "Registration"). The Company will pay any expenses incurred in connection with a Registration, except for underwriting discounts and commissions attributable to the shares of Common Stock sold by such Holders. One of the Holders, who was the former majority shareholder of Animated Systems, has pledged to the Company his shares of Common Stock as security for certain of his indemnification obligations arising in connection with the Animated Acquisition. Such Holder's right to sell his Common Stock pursuant to the Animated Registration Rights Agreement is subject to there being no outstanding Loss (as defined in the Animated Registration Rights Agreement) which is subject to indemnification, or if there is such a Loss, to the substitution of collateral.

  Except as otherwise disclosed above, the Company believes that all current transactions between the Company and its officers, directors, principal stockholders and their affiliates have been on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                          PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information with respect to the beneficial ownership of the Common Stock as of October 1, 1996 and as adjusted to reflect the sale of the 3,000,000 shares of Common Stock offered hereby:
(i) by each person who is known by the Company to own beneficially more than 5.0% of the Common Stock; (ii) by each nominee and director of the Company;
(iii) by each of the named executive officers; and (iv) by all directors and executive officers of the Company as a group. Except as otherwise noted, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable.

                                                  PERCENT OF          PERCENT OF
                               NUMBER OF      SHARES BENEFICIALLY SHARES BENEFICIALLY
                          SHARES BENEFICIALLY        OWNED               OWNED
BENEFICIAL OWNER                 OWNED         PRIOR TO OFFERING    AFTER OFFERING
----------------          ------------------- ------------------- -------------------
Fergus O'Daly, Jr.(1)...         108,457              1.5%                1.0%
David S. Carlick(1).....         108,457              1.5%                1.0%
Thomas E. Wharton,
 Jr.(1).................         108,457              1.5%                1.0%
David E. Bell...........             --                --                 --
Kevin C. Clark..........          67,966               *                   *
Michael D. Drexler(2)...       6,760,461             92.8%               65.7%
Charles D. Peebler,
 Jr.(2).................       6,760,461             92.8%               65.7%
Paul C. Schorr III......             --                --                 --
Thomas H. Stoner........             --                --                 --
Valentine J. Zammit(2)..       6,760,461             92.8%               65.7%
Bozell, Jacobs, Kenyon &
 Eckhardt, Inc.(2)(3)...       6,760,461             92.8%               65.7%
All Officers and
 Directors as a Group (8
 Persons)(4)............       7,153,798             94.0%               66.8%

--------
 * Less than 1.0%.

(1) Consists of currently exercisable options to purchase shares of Common Stock. Messrs. O'Daly, Carlick and Wharton are beneficial owners of 45,000, 5,000 and 10,300 shares of BJK&E common stock (including, in the case of Mr. O'Daly, currently exercisable warrants to purchase shares of BJK&E common stock), respectively, in each case representing less than 1.0% of the issued and outstanding shares of BJK&E common stock (the foregoing calculation does not attribute to such persons beneficial ownership of any shares of BJK&E common stock held by BJK&E's stock bonus plan and profit sharing plan in which such persons may be deemed to have a beneficial interest).

(2) Consists of shares of Common Stock held by BJK&E as to which Messrs. Drexler, Peebler and Zammit disclaim beneficial ownership. Messrs. Drexler, Peebler and Zammit are each executive officers and directors of BJK&E and beneficial owners of 173,503, 1,283,822 and 294,212 shares of BJK&E common stock (including currently exercisable warrants to purchase shares of BJK&E common stock), respectively, representing approximately 1.0%, 7.2% and 1.7% of the issued and outstanding shares of BJK&E common stock, respectively (the foregoing calculation does not attribute to such persons beneficial ownership of any shares of BJK&E common stock held by BJK&E's stock bonus plan and profit sharing plan in which such persons may be deemed to have a beneficial interest). In addition, Mr. Zammit is one of the trustees of BJK&E's stock bonus plan and profit sharing plan, and as such, may be deemed to be a beneficial owner of the shares of BJK&E common stock held by such plans, which constitute in the aggregate approximately 23.5% of the voting power of the outstanding BJK&E common stock. Mr. Zammit disclaims beneficial ownership of such shares. Pursuant to a stockholders' agreement entered into by BJK&E stockholders holding in excess of 60.0% of the outstanding BJK&E common stock, Mr. Peebler has the power to vote approximately 59.3% of the voting power of the outstanding common stock of BJK&E with respect to the election of directors of BJK&E and certain other major corporate actions.

(3) 40 West 23rd Street, New York, New York 10010-5201 with respect to BJK&E.

(4) Consists of currently exercisable options to purchase shares of Common Stock held by each of Messrs. O'Daly, Carlick and Wharton, shares of common stock held by Mr. Clark and shares of Common Stock held by BJK&E as to which Messrs. Carlick, Drexler, O'Daly, Peebler, Wharton and Zammit disclaim beneficial ownership.

                         DESCRIPTION OF CAPITAL STOCK

  The Company is authorized to issue 25,000,000 shares of Common Stock, par value $.001 per share, and 3,350,000 shares of Preferred Stock, par value $.001 per share.

COMMON STOCK

  Holders of Common Stock are entitled to one vote per share on each matter to be decided by stockholders. There are no provisions in the Certificate of Incorporation specifying the vote required by such stockholders to take action. The Bylaws specify that, when a quorum is present at a meeting, the vote of the holders of at least a majority of the outstanding shares entitled to vote who are present, in person or by proxy, shall decide any questions, unless a different vote is required by law, the Certificate of Incorporation or the Bylaws. There is no cumulative voting for election of directors. The Common Stock has no redemption provisions and the holders thereof have no preemptive rights. Dividends on capital stock, subject to provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Before payment of any dividend, there may be set aside out of any funds available for dividends such sum or sums as the directors, from time to time, in their absolute discretion, think proper as a reserve or reserves for any proper purpose. The directors may modify or abolish any such reserve in the manner in which it was created. Holders of Common Stock are entitled to receive ratably such dividends, if any, as the Board of Directors may declare from time to time out of funds legally available therefor. Upon liquidation of the Company, after payment or provision for payment of all of the Company's debts and obligations, the holders of the Common Stock may share ratably in the Company's remaining assets, if any, after payment of any liquidation preference to holders of Preferred Stock, if any. The outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable and the Common Stock offered by the Company hereby, upon payment therefor, will be duly authorized, validly issued, fully paid and nonassessable.

PREFERRED STOCK

  The Board of Directors of the Company is empowered, without approval of the stockholders, to cause shares of Preferred Stock to be issued in one or more series and to establish the number of shares to be included in each such series and the rights, powers, preferences and limitations of each series. There are no provisions in the Certificate of Incorporation specifying the vote required by the holders of Preferred Stock to take action. All such provisions would be set out in the designation of any series of Preferred Stock established by the Board of Directors. The Bylaws specify that, when a quorum is present at any meeting, the vote of the holders of at least a majority of the outstanding shares entitled to vote who are present, in person or by proxy, shall decide any question brought before the meeting, unless a different vote is required by law or the Certificate of Incorporation. Because the Board of Directors has the power to establish the preferences and rights of each series, it may afford the holders of any series of Preferred Stock preferences, powers and rights, voting or otherwise, senior to the right of holders of Common Stock. The issuance of the Preferred Stock could have the effect of delaying or preventing a change in control of the Company. The Board of Directors has no present plans to issue any of the Preferred Stock.

DELAWARE LAW AND CERTAIN CHARTER PROVISIONS

  Section 203 ("Section 203") of the Delaware General Corporation Law (the "Delaware GCL"), as amended, provides that, subject to certain exceptions specified therein, a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with an "interested stockholder" for a three-year period following the time at which the stockholder became an "interested stockholder" unless (i) prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an "interested stockholder," (ii) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time that the transaction commenced (excluding certain shares), or (iii) at or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder." Except as otherwise specified in Section 203, an "interested stockholder" is defined to include (x) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date and (y) the affiliates and associates of any such person. The Company's stockholders, by adopting an amendment to its Certificate of Incorporation or Bylaws, may elect not to be governed by
Section 203, effective twelve months after adoption. Neither the Certificate of Incorporation nor Bylaws presently exclude the Company from the restrictions imposed by Section 203.

  The Certificate of Incorporation or Bylaws provide, as applicable, among other things, (i) that the number of directors shall be determined from time to time by resolution adopted by a majority of the Board of Directors; and
(ii) for a classified Board of Directors consisting of three classes of directors having staggered terms of three years each, with each of the classes being as nearly equal in number as possible.

  The Certificate of Incorporation provides that, upon the closing of this offering, any action required or permitted to be taken by the stockholders of the Company may be taken only at a duly called annual or special meeting of the stockholders, and may not be effected by any consent in writing by such stockholders.

  These and other provisions could have the effect of making it more difficult for a third party to effect, or of discouraging a third party from trying to effect, a change in the control of the Board of Directors. Such provisions may also discourage another person or entity from making a tender offer for the Common Stock, including offers at a premium over the market price of the Common Stock, and might result in a delay in changes in control of management. In addition, these provisions could have the effect of making it more difficult for proposals favored by the stockholders to be presented for stockholder consideration.

  Under Delaware law, directors and officers of a Delaware corporation can generally be held liable for certain types of negligence and other acts and omissions in connection with the performance of their duties to the corporation and its stockholders. As permitted by the Delaware GCL, however, the Certificate of Incorporation contains a provision eliminating the liability of the Company's directors and officers for monetary damages for breaches of their duty of care to the Company and the stockholders, except as described below.

  Such provision does not eliminate liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for unlawful payments of dividends or unlawful stock purchases or redemptions as provided in Section 174 of the Delaware GCL; or (iv) for any transaction from which the director derives an improper personal benefit. Such provision does not eliminate the duty of care, but only eliminates liability for monetary damages for breaches of such duty under various circumstances. Accordingly, such provision has no effect on the availability of equitable remedies, such as an injunction or rescission, based upon a breach of the duty of care. Equitable remedies may not, however, be wholly effective to remedy the injury caused by any such breach.

  The Certificate of Incorporation provides that the Company shall indemnify its directors and officers, and any person who at the express or implied request of the Company is or was serving as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, to the fullest extent permitted by Delaware law, provided, that the Company shall indemnify any such indemnitee in connection with a proceeding brought by such indemnitee only if such proceeding was authorized by the Board of Directors. The Company shall advance expenses to directors, and may advance expenses to officers, employees and agents to defend any action for which rights of indemnification are provided. The Certificate of Incorporation also provides that the Company may purchase insurance on behalf of any such person, whether or not the Company would have the power to indemnify him or her against liability. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors, officers and employees. The Company is currently a named insured under BJK&E's insurance coverage for certain liabilities which may be incurred by directors and officers.

REGISTRATION RIGHTS

  BJK&E, certain executive officers of the Company, Kevin C. Clark, who is a director of the Company, two employees of G&H and former shareholders of Animated Systems have "piggyback," and in some cases, certain demand registration rights with respect to the shares of Common Stock held by them. See "Management--Executive Compensation," "--Employment Agreements," "Certain Transactions--Relationship with BJK&E," "--Other Related Party Transactions" and "Shares Eligible for Future Sale."

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services.

LISTING

  The Common Stock has been approved for listing on the Nasdaq National Market under the symbol "POPT," subject to official notice of issuance.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, the Company will have 10,288,700 shares of Common Stock issued and outstanding plus up to an additional 393,337 shares in the event that certain executives of, and an advisor to, the Company exercise currently exercisable options. Of these shares, the 3,000,000 shares of Common Stock sold in this offering will be freely transferable and tradeable without restriction or further registration under the Securities Act, except for any shares purchased by any "affiliate," as defined below, of the Company, which will be subject to the resale limitations of Rule 144 under the Securities Act. The remaining 7,288,700 shares of Common Stock that will be issued and outstanding at such time will be held by BJK&E, Kevin C. Clark, who is a director of the Company, one employee of G&H, and former shareholders of Animated Systems (plus an additional 393,337 shares by certain executives of, and an advisor to, the Company in the event they exercise currently exercisable options) and will be restricted shares ("Restricted Shares") within the meaning of Rule 144 and may not be sold without registration under the Securities Act or an exemption from registration, such as pursuant to Rule 144.

  Under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated) holding Restricted Shares who has been deemed to have beneficially owned such Restricted Shares for at least two years, including a person who may be deemed an "affiliate" of the Company, would, in general, be entitled to sell in any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly trading volume in the Common Stock in the open market during the four calendar weeks preceding the filing of the required notice of such sale, provided that the Company has been a reporting company for at least 90 days. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. Persons holding Restricted Shares who have beneficially owned such Restricted Shares for at least three years and who are not deemed "affiliates" of the Company are entitled to sell their shares under Rule 144 without regard to the volume limitations. As defined under Rule 144, an "affiliate" of an issuer is a person that directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. The Commission has proposed an amendment to Rule 144 which would reduce the holding period required for shares subject to Rule 144 to become eligible for sale in the public market. Each of BJK&E, certain of the former shareholders of Animated Systems and the executive officers and directors of Poppe may be deemed an "affiliate" of the Company under the Securities Act.

  Commencing 90 days after the date of this Prospectus, the shares of Common Stock owned by BJK&E will be eligible for sale under Rule 144, subject to the volume limitations and other restrictions described above. However, the Company and all of its directors, officers and current stockholders have agreed not to sell or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock without the prior written consent of Merrill Lynch for a period of 180 days after the date of this Prospectus, except that the Company may, without such consent, grant options or issue shares of Common Stock pursuant to the stock option and stock purchase plans that have been adopted by the Company. See "Management--Stock Option Plan" and "--Stock Purchase Plan."

  Any employee or consultant to the Company who purchased his or her shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits nonaffiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with the Rule 144 holding period restrictions, in each case commencing 90 days after the date of this Prospectus. As of the date of this Prospectus, the holders of options exercisable for up to 325,371 shares of Common Stock will be eligible to sell their Rule 701 shares upon the expiration of the 180-day lock-up period referred to above.

  The Company intends to file a registration statement on Form S-8 under the Securities Act to register shares of Common Stock issued or reserved for issuance under the stock option plan, thus permitting the resale of such shares in the public market without restriction under the Securities Act. Such registration statement will not be effective prior to the date 180 days after the date of this Prospectus.

  In addition, BJK&E, certain executive officers of the Company, Kevin C. Clark, who is a director of the Company, two employees of G&H and the former shareholders of Animated Systems have "piggyback," and in some cases, certain demand registration rights with respect to the shares of Common Stock held by them. See "Management--Executive Compensation," "--Employment Agreements," "Certain Transactions--Relationship with BJK&E" and "--Other Related Party Transactions."

  Prior to this offering, there has been no public market for the Common Stock and no prediction can be made as to whether an active trading market will develop or, if it develops, will continue or as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. Future sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in a purchase agreement (the "Purchase Agreement") among the Company and each of the Underwriters named below (the "Underwriters"), the Company has agreed to sell to each of the Underwriters, and each of the Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated and Dean Witter Reynolds Inc. are acting as representatives (the "Representatives"), has severally agreed to purchase, the aggregate number of shares of Common Stock set forth opposite its name below:

                                                                       NUMBER OF
        UNDERWRITER                                                     SHARES
        -----------                                                    ---------
   Merrill Lynch, Pierce, Fenner & Smith
            Incorporated..............................................
   Dean Witter Reynolds Inc. .........................................
                                                                       ---------
        Total......................................................... 3,000,000
                                                                       =========

  The Underwriters named therein have agreed, subject to the terms and conditions set forth in such Purchase Agreement, to purchase all of the shares of Common Stock being sold pursuant to such Purchase Agreement if any of the shares of Common Stock being sold pursuant to such Purchase Agreement are purchased. Under certain circumstances, the commitments of non-defaulting Underwriters may be increased as set forth in the Purchase Agreement.

  At the request of the Company, the Underwriters have reserved 150,000 of the above shares of Common Stock (the "Reserved Shares") for sale to certain directors and employees of the Company and to certain other persons associated with the Company who have expressed an interest in purchasing such shares. The Reserved Shares will be sold at the initial public offering price set forth on the cover page of this Prospectus. The number of shares available for sale to the public will be reduced to the extent such individuals purchase such Reserved Shares. Any Reserved Shares not so purchased will be offered by the Underwriters to the public on the same terms as the other shares offered hereby.

  The Representatives have advised the Company that the Underwriters propose initially to offer the shares of Common Stock offered hereby to the public at the public offering price set forth on the cover page of the Prospectus and to
certain dealers at such price less a concession not in excess of $   per share
of Common Stock. The Underwriters may allow, and such dealers may reallow, a
discount not in excess of $   per share of Common Stock on sales to certain
other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

  The Company has granted the Underwriters an option to purchase up to an additional 450,000 shares of Common Stock at the initial public offering price, less the underwriting discount. Such option, which will expire 30 days after the date of this Prospectus, may be exercised solely to cover over-allotments. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of the option shares that the number of shares to be purchased initially by it is of the 3,000,000 shares of Common Stock offered hereby.

  The Company and all of its directors, officers and current stockholders have agreed not to sell or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock, without the prior written consent of Merrill Lynch, for a period of 180 days after the date of this Prospectus, except that the Company may, without such consent, grant options or issue shares of Common Stock pursuant to the Company's stock option plan and under the Company's stock purchase plan.

  The Underwriters do not intend to confirm sales of Common Stock offered hereby to any accounts over which they exercise discretionary authority.

  Prior to this offering, there has been no established trading market for the Common Stock. The initial public offering price of the Common Stock has been determined by negotiations between the Representatives and the Company. Among the factors considered in such negotiations, in addition to prevailing market conditions, were price-earnings ratios of publicly-traded companies that the Representatives and the Company believe to be reasonably comparable to the Company, the Company's net revenues and results of operations in recent periods, estimates of the business potential and earnings prospects of the Company, the current state of the Company's development, and the current state of the Company's industry and the economies of the Company's principal markets as a whole. The initial public offering price set forth on the cover page of this Prospectus should not, however, be considered an indication of the actual value of the Common Stock. Such price is subject to change as a result of market conditions and other factors. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to this offering at or above the initial public offering price.

  The Company and BJK&E have agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act and other applicable securities laws, or to contribute to payments the Underwriters may be required to make in respect thereof.

  Merrill Lynch has performed, from time to time, various investment banking services for BJK&E. Merrill Lynch is a client of Poppe and BJK&E and Dean Witter, Discover & Co., the parent of Dean Witter Reynolds Inc., is a client of Poppe.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock will be passed upon for the Company by Loeb & Loeb LLP, New York, New York. Loeb & Loeb LLP has represented, and may continue to represent, BJK&E and certain of its affiliates (including the Company) in connection with certain legal matters. Certain legal matters in connection with the sale of the shares of Common Stock offered hereby will be passed upon for the Underwriters by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.

                                    EXPERTS

  The financial statements (and schedule) of Poppe Tyson, Inc. as of March 31, 1996 and 1995, and for each of the years in the three-year period ended March 31, 1996, have been included in this Prospectus and in the Registration Statement of which this Prospectus forms a part in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere in this Prospectus, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering financial statements of Poppe Tyson, Inc. for the year ending March 31, 1996 refers to a change in accounting on adoption of the FASB's Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions.

  The financial statements of Werner Chepelsky & Partners, Inc. for each of the years in the three-year period ended December 31, 1995; and the consolidated financial statements of Animated Systems & Design, Inc. and Subsidiary as of March 31, 1996 and 1995 and as of December 31, 1995 and 1994 and for the year ended March 31, 1996, the period from January 1 to March 31, 1995 and for the two-year period ended December 31 1994 have been included in this Prospectus and in the Registration Statement of which this Prospectus forms a part in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere in this Prospectus, and upon the authority of said firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Commission, a Registration Statement on Form S-1 of which this Prospectus is a part under the Securities Act, with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement on Form S-1, and the exhibits and schedules thereto (collectively, the "Registration Statement"). For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, which may be inspected, without charge, at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60611-2511. Copies of all or any portion of the Registration Statement may be obtained from the Commission at the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fee prescribed by the Commission. Additionally, the Commission maintains a Web site that contains reports, proxy and information statements and other information regarding the Company at http://www.sec.gov.

  Statements made in this Prospectus as to the contents of any contract, agreement or other documents are not necessarily complete, and, in each instance, reference is made to the copy of such documents filed as an exhibit to the Registration Statement. Each such statement shall be deemed qualified in its entirety by such reference.

                         INDEX TO FINANCIAL STATEMENTS

                                                                             PAGE
                                                                             NO.
                                                                             ----
THE COMPANY
   Independent Auditors' Report.............................................  F-2
   Balance Sheets as of March 31, 1995 and 1996 and June 30, 1996...........  F-3
  Statements of Operations for the years ended March 31, 1994, 1995 and 1996 and for the three months ended June 30, 1995 and 1996....................  F-4
  Statements of Stockholders' Equity for the years ended March 31, 1994,
   1995 and 1996 and for the three months ended June 30, 1996...............  F-5
  Statements of Cash Flows for the years ended March 31, 1994, 1995 and 1996 and for the three months ended June 30, 1995 and 1996....................  F-6
   Notes to Financial Statements............................................  F-7
ACQUIRED COMPANIES
Animated Systems & Design, Inc. and Subsidiary
  Independent Auditors' Report.............................................. F-16
   Consolidated Balance Sheets as of December 31, 1993 and 1994 and March
   31, 1995 and 1996 ....................................................... F-17
  Consolidated Statements of Operations for the years ended December 31,
   1993 and 1994, the period from January 1, 1995 through March 31, 1995 and
   March 31, 1996 and for the three months ended June 30, 1995 and 1996..... F-18
  Consolidated Statements of Stockholders' Equity (Deficit) for the years ended December 31, 1993 and 1994, the period from January 1, 1995 through
   March 31, 1995, the year ended March 31, 1996 and for the three months ended June 30, 1996...................................................... F-19
  Consolidated Statements of Cash Flows for the years ended December 31,
   1993 and 1994, the period from January 1, 1995 through March 31, 1995, the year ended March 31, 1996, and for the three months ended June 30,
   1995 and 1996............................................................ F-20
   Notes to Consolidated Financial Statements............................... F-21
Werner Chepelsky & Partners, Inc.
  Independent Auditors' Report.............................................. F-28
  Statement of Operations and Retained Earnings for the years ended December
   31, 1993, 1994 and 1995.................................................. F-29
  Statement of Cash Flows for the years ended December 31, 1993, 1994 and
   1995..................................................................... F-30
  Notes to Financial Statements............................................. F-31
PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
  Basis of Presentation of Pro Forma Financial Statements................... F-33
  Pro Forma Condensed Consolidated Balance Sheet as of March 31, 1996....... F-34
  Pro Forma Condensed Consolidated Statement of Operations for the year ended March 31, 1996 and for the three months ended June 30, 1996........ F-35
  Notes to Pro Forma Condensed Consolidated Financial Statements............ F-36

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder Poppe Tyson, Inc.:

  We have audited the accompanying balance sheets of Poppe Tyson, Inc., as of March 31, 1995 and 1996, and the related statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Poppe Tyson, Inc. as of March 31, 1995 and 1996, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 1996, in conformity with generally accepted accounting principles.

  As discussed in Note 6 to the financial statements, the Company changed its method of accounting for postretirement benefits as of April 1, 1995, to conform with the requirements of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

                                          KPMG Peat Marwick LLP

Omaha, Nebraska

May 17, 1996, except as to note 10, which is as of October 1, 1996 and the second paragraph of note 11 which is as of June
 27, 1996.

                               POPPE TYSON, INC.

                                 BALANCE SHEETS

                                                MARCH 31,
                                         ------------------------   JUNE 30,
                 ASSETS                     1995         1996         1996
                 ------                  -----------  -----------  -----------
                                                                   (UNAUDITED)
Current assets:
  Cash.................................. $    35,894  $    25,500  $    48,470
  Receivables, less allowance for
   doubtful receivables of $70,000 at
   March 31, 1995 and 1996 and $144,000
   at June 30, 1996.....................   7,299,484   13,248,014   16,380,117
  Billable production expenditures......     195,396      436,548      164,926
  Prepaid expenses......................      64,763      138,040    1,168,557
  Deferred income taxes (note 5)........      24,000       24,000       92,800
  Due from parent company (note 4)......      72,722          --           --
  Other                                          --           --        15,049
                                         -----------  -----------  -----------
    Total current assets................   7,692,259   13,872,102   17,869,919
                                         -----------  -----------  -----------
Property and equipment, at cost:
  Furniture, fixtures and equipment.....   2,236,975    3,032,532    4,023,511
  Leasehold improvements................     175,758      209,450      223,534
                                         -----------  -----------  -----------
                                           2,412,733    3,241,982    4,247,045
  Less accumulated depreciation and
   amortization.........................   1,547,986    1,839,285    2,205,370
                                         -----------  -----------  -----------
    Net property and equipment..........     864,747    1,402,697    2,041,675
                                         -----------  -----------  -----------
Other assets:
  Deferred income taxes (note 5)........     103,000       24,000       12,894
  Excess of purchase price over fair
   value of net assets acquired, net of
   accumulated amortization of $18,182
   and $55,862 at March 31, 1995 and
   1996, respectively, and $83,045 at
   June 30, 1996 (note 3)...............     513,700    1,172,446    3,837,918
  Covenants not-to-compete..............         --           --       500,000
  Other.................................     164,422      294,771      331,860
                                         -----------  -----------  -----------
    Total other assets..................     781,122    1,491,217    4,682,672
                                         -----------  -----------  -----------
    Total assets........................ $ 9,338,128  $16,766,016  $24,594,266
                                         ===========  ===========  ===========
  LIABILITIES AND STOCKHOLDERS' EQUITY
  ------------------------------------
Current liabilities:
  Book overdraft........................ $ 2,287,472  $ 1,765,213  $ 2,986,815
  Accounts payable......................   4,075,752    9,609,198   11,823,359
  Acquisition price payable (note 3)....     259,146      338,372      288,210
  Accrued expenses......................     253,179      384,241    1,650,135
  Advance billings......................     487,919    1,406,146      903,946
  Current portion of capital lease
   obligation...........................         --           --       243,707
  Loan payable to parent company (notes
   4 and 11)............................         --           --     2,383,421
  Due to parent company (note 4)........         --       529,788      430,062
                                         -----------  -----------  -----------
    Total current liabilities...........   7,363,468   14,032,958   20,709,655
Acquisition price payable (note 3)......         --       408,054      179,054
Capital lease obligation................         --           --       464,190
Other...................................     443,167      225,599      236,307
                                         -----------  -----------  -----------
    Total liabilities...................   7,806,635   14,666,611   21,589,206
                                         -----------  -----------  -----------
Stockholders' equity (notes 4, 7 and
 10):
  Preferred stock, $.001 par value:
   authorized 3,350,000 shares, no
   outstanding shares (note 10).........
  Common stock, $.001 par value:
   authorized 25,000,000 shares,
   outstanding 8,450,576 and 6,760,461
   shares at March 31, 1995 and 1996,
   respectively, and 7,288,700 shares at
   June 30, 1996 (1,690,115 shares and
   1,161,876 shares held in treasury at
   March 31, 1996 and at June 30, 1996,
   respectively)........................       8,451        6,760        7,289
  Additional paid-in capital............   5,091,549    5,164,740    6,471,211
  Accumulated deficit...................  (3,568,507)  (3,072,095)  (3,473,440)
                                         -----------  -----------  -----------
    Total stockholders' equity..........   1,531,493    2,099,405    3,005,060
                                         -----------  -----------  -----------
Commitments and contingent liabilities
 (notes 9 and 11)
    Total liabilities and stockholders'
     equity............................. $ 9,338,128  $16,766,016  $24,594,266
                                         ===========  ===========  ===========

              See accompanying notes to financial statements.

                               POPPE TYSON, INC.

                         STATEMENTS OF OPERATIONS

                                                                  THREE MONTHS
                                 YEARS ENDED MARCH 31,           ENDED JUNE 30,
                          ----------------------------------- ----------------------
                             1994        1995        1996        1995        1996
                          ----------- ----------- ----------- ----------  ----------
                                                                   (UNAUDITED)
Commissions and fees....  $10,585,275 $11,036,050 $17,077,349 $2,761,433  $6,665,755
                          ----------- ----------- ----------- ----------  ----------
Operating expenses (note
 4)
  Salaries and employee
   benefits (note 6)....    6,938,809   7,208,450  10,902,110  2,125,448   4,792,373
  Operating and
   general..............    3,086,228   3,664,123   5,327,827  1,020,412   2,472,027
                          ----------- ----------- ----------- ----------  ----------
    Total operating
     expenses...........   10,025,037  10,872,573  16,229,937  3,145,860   7,264,400
                          ----------- ----------- ----------- ----------  ----------
    Operating income
     (loss).............      560,238     163,477     847,412   (384,427)   (598,645)
                          ----------- ----------- ----------- ----------  ----------
Income tax expense
 (benefit) (note 5).....      247,000     127,000     351,000   (143,000)   (197,300)
                          ----------- ----------- ----------- ----------  ----------
    Net earnings
     (loss).............  $   313,238 $    36,477 $   496,412 $ (241,427) $ (401,345)
                          =========== =========== =========== ==========  ==========
Earnings (loss) per
 share..................  $       .04 $       --  $       .06 $     (.03) $     (.06)
                          =========== =========== =========== ==========  ==========



                See accompanying notes to financial statements.

                               POPPE TYSON, INC.

                    STATEMENTS OF STOCKHOLDERS' EQUITY

           FOR THE YEARS ENDED MARCH 31, 1994, 1995 AND 1996 AND

             THE THREE MONTHS ENDED JUNE 30, 1996 (UNAUDITED)

                                          ADDITIONAL                  TOTAL
                                  COMMON   PAID-IN   ACCUMULATED  STOCKHOLDERS'
                                  STOCK    CAPITAL     DEFICIT       EQUITY
                                  ------  ---------- -----------  -------------
Balance at March 31, 1993........ $8,451  $5,091,549 $(3,918,222)  $1,181,778
  Net earnings...................    --          --      313,238      313,238
                                  ------  ---------- -----------   ----------
Balance at March 31, 1994........  8,451   5,091,549  (3,604,984)   1,495,016
  Net earnings...................    --          --       36,477       36,477
                                  ------  ---------- -----------   ----------
Balance at March 31, 1995........  8,451   5,091,549  (3,568,507)   1,531,493
  Net earnings...................    --          --      496,412      496,412
  Issuance of stock options (note
   7)............................    --       71,500         --        71,500
  Treasury stock purchased....... (1,691)      1,691         --           --
                                  ------  ---------- -----------   ----------
Balance at March 31, 1996........  6,760   5,164,740  (3,072,095)   2,099,405
  Issuance of common stock in
   connection with acquisition,
   451,596 shares (note 11)......    452   1,099,548         --     1,100,000
  Issuance of common stock under
   stock options, 76,643 shares,
   net of tax (note 7)...........     77     206,923         --       207,000
  Net loss.......................    --          --     (401,345)    (401,345)
                                  ------  ---------- -----------   ----------
Balance at June 30, 1996......... $7,289  $6,471,211 $(3,473,440)  $3,005,060
                                  ======  ========== ===========   ==========



                See accompanying notes to financial statements.

                               POPPE TYSON, INC.

                           STATEMENTS OF CASH FLOWS

                                                                    THREE MONTHS
                                YEARS ENDED MARCH 31,              ENDED JUNE 30,
                         -------------------------------------  ----------------------
                            1994         1995         1996         1995        1996
                         -----------  -----------  -----------  ----------  ----------
                                                                     (UNAUDITED)
Cash flows provided by
 operating activities:
 Net earnings (loss).... $   313,238  $    36,477  $   496,412  $ (242,231) $ (401,345)
 Adjustments to
  reconcile net earnings
  to net cash provided
  by (used in) operating
  activities:
 Depreciation and
  amortization..........     263,474      336,409      328,978     102,221     178,859
 Provision for expense
  on stock options......         --           --        71,500         --          --
 Changes in assets and
  liabilities:
  Receivables...........    (729,100)  (1,592,727)  (5,948,530)    369,184  (2,271,172)
  Billable production
   expenditures.........     313,895      110,999     (241,152)   (418,583)    271,622
  Prepaid expenses......      16,353          --       (73,277)        --     (920,206)
  Other assets..........    (136,179)     (24,029)    (130,349)   (108,362)    (23,387)
  Accounts payable......   1,101,225     (464,834)   5,533,446  (1,077,064)  1,999,005
  Due to and from
   Parent Company.......  (2,022,795)   1,281,574      602,510   2,426,727     (99,726)
  Accrued expenses......     308,207     (121,019)     131,062    (153,822)  1,016,760
  Deferred income
   taxes................     (27,000)     (23,000)      79,000     103,000     (63,600)
  Advance billings......     391,568      242,594      918,227     301,145    (589,550)
  Other liabilities.....     395,852       47,315     (168,674)   (233,374)     79,164
                         -----------  -----------  -----------  ----------  ----------
    Net cash provided by
     (used in) operating
     activities.........     188,738     (170,241)   1,599,153   1,068,841    (823,576)
                         -----------  -----------  -----------  ----------  ----------
Cash flows used in
 investing activities:
 Payments for purchases
  of property and
  equipment, net........     (36,995)    (239,359)    (770,452)   (345,569)    (33,713)
 Payment for contingent
  consideration.........         --      (272,736)    (259,146)   (209,436)   (339,473)
 Payments for property
  and equipment from
  acquisitions..........    (266,430)         --       (57,690)        --      (50,000)
 Cash paid in
  acquisition of
  subsidiary (note 11)..         --           --           --          --   (2,009,061)
 Payments for covenants
  not-to-compete........         --           --           --          --     (500,000)
                         -----------  -----------  -----------  ----------  ----------
    Net cash used in
     investing
     activities.........    (303,425)    (512,095)  (1,087,288)   (555,005) (2,932,247)
                         -----------  -----------  -----------  ----------  ----------
Cash flows provided by
 (used in) financing
 activities:
 Change in book
  overdraft.............     119,783      682,713     (522,259)   (514,625)  1,221,602
 Proceeds from loan
  payable to parent
  company (note 11).....         --           --           --          --    2,383,421
 Payments of obligations
  under capital leases..         --           --           --          --      (11,730)
 Proceeds from the
  exercise of stock
  options...............         --           --           --          --      185,500
                         -----------  -----------  -----------  ----------  ----------
    Net cash provided by
     (used in) financing
     activities.........     119,783      682,713     (522,259)   (514,625)  3,778,793
                         -----------  -----------  -----------  ----------  ----------
Net increase (decrease)
 in cash................       5,096          377      (10,394)       (789)     22,970
Cash at beginning of
 period.................      30,421       35,517       35,894      35,894      25,500
                         -----------  -----------  -----------  ----------  ----------
Cash at end of period... $    35,517  $    35,894  $    25,500  $   35,105  $   48,470
                         -----------  -----------  -----------  ----------  ----------
A summary of
 supplemental
 disclosures of cash
 flow information
 follows:
    Cash paid during the
     period for
      income taxes...... $   274,000  $   150,000  $   272,000  $      --   $      --
                         ===========  ===========  ===========  ==========  ==========

SUPPLEMENTAL DISCLOSURES OF NONCASH ACTIVITIES

  In June 1996, the Company paid cash of $2,009,061 and issued 451,596 shares of its common stock to acquire Animated Systems & Design, Inc. and subsidiary. As a result of the transaction, the Company acquired assets of approximately $3,750,000 and assumed liabilities of approximately $1,050,000.

  In June 1996, the Company entered into a capital lease for equipment in the amount of $564,032.

                See accompanying notes to financial statements.

                               POPPE TYSON, INC.

                         NOTES TO FINANCIAL STATEMENTS

(1) NATURE OF OPERATIONS

  Poppe Tyson, Inc. (the "Company") is a subsidiary of Bozell, Jacobs, Kenyon & Eckhardt, Inc. (the "Parent Company"). The Company specializes in offering a wide range of integrated marketing communications products and services that help companies market and sell their products, services or messages. The Company's revenue is derived from commissions, fees and hourly charges earned in the production and placement of advertising in various media and for the creation and production of new media content and applications.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 (a) Basis of Presentation

  The unaudited consolidated balance sheet as of June 30, 1996 includes the accounts of the Company and its subsidiary, Animated Systems & Design, Inc. ("Animated Systems"). Animated Systems was acquired on June 27, 1996 in an acquisition accounted for using the purchase method of accounting (see also note 11). Accordingly, the purchase price has been allocated to the assets purchased and the liabilities assumed based upon the fair values at the date of acquisition. The excess of purchase price over the fair values of net assets acquired was approximately $2,700,000.

  The unaudited financial information as of June 30, 1996 and for the three months ended June 30, 1995 and 1996 have been prepared in conformity with generally accepted accounting principles and include all adjustments which are, in the opinion of management, necessary to a fair presentation of the results for the interim periods presented. All such adjustments are, in the opinion of management, of a normal, recurring nature.

 (b) Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 (c) Revenue Recognition

  Revenues from commissions, fees and hourly charges are recognized when media placements appear, when production costs are incurred and when services are rendered. The Company does not have any significant service obligations related to post contract customer support under any of its service contracts.

 (d) Depreciation and Amortization

  Depreciation of furniture, fixtures and equipment is provided on a straight-line basis over the estimated useful lives of the assets (5 to 12 years). Amortization of leasehold improvements is provided on a straight-line basis over the term of the respective lease.

 (e) Excess of Purchase Price over Fair Value of Net Assets Acquired

  The excess of cost of acquisitions over the fair value of the net assets acquired is being amortized on a straight-line basis generally over 15 years. The Company reviews and, if necessary, adjusts the recorded amounts of intangible assets based upon current facts and circumstances and management's best estimate of recoverability (based on undiscounted future cash flows of the related businesses).

  The excess of purchase price over the fair value of net assets acquired of approximately $2,700,000 resulting from the acquisition of Animated Systems will be amortized over 10 years.

                               POPPE TYSON, INC.

 (f) Income Taxes

  The Company joins the Parent Company and other eligible subsidiaries in filing a consolidated Federal income tax return. Pursuant to the terms of a tax-sharing arrangement, the Company provides for Federal income taxes in the accompanying financial statements and makes payment to the Parent Company as if it filed separate tax returns.

  The Company uses the asset and liability method to account for income taxes. Under this method, deferred income taxes are recognized at enacted tax rates for the tax consequences of temporary differences between financial statement carrying amounts and tax bases of existing assets and liabilities.

 (g) Earnings Per Share

  Earnings per share have been determined by dividing the net earnings applicable to common stockholders by the sum of the weighted average number of common shares and common equivalent shares outstanding (8,450,576, 8,450,576, and 8,334,673 in 1994, 1995 and 1996, respectively, and 8,450,576 and
6,780,429 for the three months ended June 30, 1995 and 1996, respectively).

 (h) Fair Values of Financial Instruments

  Fair values of cash, receivables, book overdrafts, accounts payable, acquisition price payable, loan payable to Parent Company and amounts due to and due from Parent Company are estimated to approximate carrying values due to the short maturities of these financial instruments.

 (i) Recently Issued Accounting Standards

  In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The application of FASB 121, which will be effective for the Company's 1997 fiscal year, requires management to review certain long-lived assets, such as intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of the particular asset may not be recoverable. In the event that it is determined that an impairment loss has occurred, measurement of the impairment loss is based on the fair value of the asset. There was no effect from the adoption of FASB 121, which was implemented by the Company on April 1, 1996 for the three months ended June 30, 1996.

  In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." FASB 123, which will be effective for the Company's 1997 fiscal year, establishes a fair-value based method of measuring compensation expense for stock-based compensation. As permitted by FASB 123, the Company expects to continue to use the intrinsic value based method of recognizing compensation expense for stock-based compensation to employees. However, beginning with its 1997 annual financial statements, the Company will be required to disclose the pro forma effects of the fair value based method of measuring compensation expense on the Company's net income and earnings per share as if that method were adopted.

(3) ACQUISITIONS

  During the three years ended March 31, 1996, the Company acquired the businesses set forth below. Each acquisition has been accounted for as a purchase. As a result, the accompanying financial statements include the operating results of each business from the date of acquisition. Purchase price has been allocated to the assets acquired in each acquisition based upon their fair values at the dates of acquisition. The agreements for each acquisition principally include contingent cash consideration for the value of future gross income from the client accounts of the acquired businesses. The contingent consideration in each of the acquisitions is payable in five annual installments following the date of acquisition. Contingent consideration is recorded as additional cost of the acquired business when the contingency is resolved and the consideration is payable. Contingent consideration was approximately $273,000, $259,000 and $59,000 in 1994, 1995 and 1996,
respectively, and has been reported as an increase in excess of purchase price over fair value of net assets acquired.

                               POPPE TYSON, INC.

  Acquisitions, which occurred through purchases of certain assets of each business, (see also note 11) during the three years ended March 31, 1996 were as follows:

  . On April 1, 1993, the Company purchased the business of Carlick
    Advertising. In 1996, the acquisition agreement was amended to establish a fixed amount of consideration for the client accounts of Carlick Advertising in Mountain View, California.

  . On January 1, 1996, the Company acquired the business of Werner Chepelsky
    & Partners, Inc. ("WCP") in Pittsburgh, Pennsylvania.

  The following table summarizes the amounts paid for the Company's acquisitions:

                                                       YEARS ENDED MARCH 31,
                                                     --------------------------
                                                       1994     1995     1996
                                                     -------- -------- --------
Cash paid for assets at closing..................... $266,430 $    --   $57,690
Additional consideration allocated to excess of
 purchase price over fair value of net assets
 acquired-contingent consideration(1)...............  272,736  259,146   59,210
Fixed consideration for Carlick, payable through
 fiscal 1999........................................      --       --   637,217
                                                     -------- -------- --------
                                                     $539,166 $259,146 $754,117
                                                     ======== ======== ========

  --------

  (1) Includes amounts paid for WCP in 1996 and amounts paid for Carlick in 1995 and 1994.

(4) RELATED PARTY TRANSACTIONS

  The Parent Company's senior debt of $18,800,000 is secured by the common stock of the Company held by the Parent Company. The Company is also a guarantor of the Parent Company's senior debt which guarantee is secured by the Company's accounts receivable. The interest rate on the senior debt was
8.375 percent and 9.5 percent at March 31, 1996 and 1995, respectively. Upon the successful completion of the Company's initial public stock offering (see also note 10), the Company will be released as a guarantor of the Parent Company's senior debt and the lien on the Company's accounts receivable will be removed.

  In the normal course of business, the Company has various transactions with the Parent Company and its subsidiaries. The Company incurs allocated charges for administrative and support services at amounts equal to 3 percent of its commissions and fees. Occupancy and employee benefits expenses are also charged to the Company based on the actual use of those resources. Total allocated expenses were $979,338, $1,131,946 and $1,413,427 in 1994, 1995 and
1996, respectively, and $362,471 and $578,236 for the three months ended June 30, 1995 and 1996, respectively. Management believes that these allocation methods are reasonable.

                               POPPE TYSON, INC.

  Amounts due from (to) the Parent Company represent unsecured advances of cash between the Company and its Parent Company. Interest is not accrued on these advances. Amounts due from (to) the Parent Company as unsecured operating advances reflect the following activities:

                                                                   THREE MONTHS
                                     YEARS ENDED MARCH 31,             ENDED
                                ---------------------------------    JUNE 30,
                                   1994        1995       1996         1996
                                ----------  ----------  ---------  ------------
                                                                   (UNAUDITED)
Balance at beginning of peri-
 od...........................  $ (424,548) $1,354,296  $  72,722   $(529,788)
Administrative and support
 service charges..............    (317,558)   (331,082)  (512,320)   (211,092)
Occupancy.....................    (341,550)   (313,200)  (489,000)   (192,830)
Employee benefits.............    (207,837)   (309,760)  (335,290)    (76,185)
Media service center charges..    (112,393)   (177,904)   (76,817)    (98,129)
Net cash advances to (from)
 the Parent Company...........   2,758,182    (149,628)   810,917     677,962
                                ----------  ----------  ---------   ---------
Balance at end of period......  $1,354,296  $   72,722  $(529,788)  $(430,062)
                                ==========  ==========  =========   =========
Average quarterly balance dur-
 ing the period...............  $  466,539  $  729,386  $(199,679)  $(479,925)
                                ==========  ==========  =========   =========

  The loan payable to Parent Company of $2,383,421 at June 30, 1996 will accrue interest as described in note 11.

  The Company leases office space under two noncancellable operating leases with employees of the Company. The last of these leases expires in 1998. Minimum annual rentals under these leases are approximately $281,000 and $209,000 in 1997 and 1998, respectively. The Company incurred rent expense under these leases of approximately $200,000, $200,000 and $218,500 in 1994, 1995 and 1996, respectively, and approximately $50,000 and $76,000 for the three months ended June 30, 1995 and 1996, respectively.

(5) INCOME TAXES

  The provision for income tax expense (benefit) consists of the following for the years ended March 31, 1994, 1995 and 1996 and for the three months ended June 30, 1995 and 1996:

                                                      YEARS ENDED MARCH 31,
                         ----------------------------------------------------------------------------------
                                    1994                        1995                        1996
                         --------------------------- --------------------------- --------------------------
                         CURRENT  DEFERRED   TOTAL   CURRENT  DEFERRED   TOTAL   CURRENT  DEFERRED  TOTAL
                         -------- --------  -------- -------- --------  -------- -------- -------- --------
Operations:
 Federal................ $236,000 $(27,000) $209,000 $130,000 $(23,000) $107,000 $246,000 $79,000  $325,000
 State & local..........   38,000      --     38,000   20,000      --     20,000   26,000     --     26,000
                         -------- --------  -------- -------- --------  -------- -------- -------  --------
                         $274,000 $(27,000) $247,000 $150,000 $(23,000) $127,000 $272,000 $79,000  $351,000
                         ======== ========  ======== ======== ========  ======== ======== =======  ========

                                        THREE MONTHS ENDED JUNE 30,
                         -------------------------------------------------------------
                                     1995                           1996
                         -----------------------------  ------------------------------
                          CURRENT   DEFERRED   TOTAL     CURRENT   DEFERRED    TOTAL
                         ---------  -------- ---------  ---------  --------  ---------
                                 (UNAUDITED)                    (UNAUDITED)
Operations:
 Federal................ $(147,100) $32,100  $(115,000) $(133,600) $(63,700) $(197,300)
 State & local..........   (28,000)     --     (28,000)       --        --         --
                         ---------  -------  ---------  ---------  --------  ---------
                         $(175,100) $32,100  $(143,000) $(133,600) $(63,700) $(197,300)
                         ---------  -------  ---------  ---------  --------  ---------
Stockholders' equity:
 Federal................       --       --         --     (25,350)    3,850    (21,500)
                         ---------  -------  ---------  ---------  --------  ---------
                         $(175,100) $32,100  $(143,000) $(158,950) $(59,850) $(218,800)
                         =========  =======  =========  =========  ========  =========

                               POPPE TYSON, INC.

  At March 31, 1995 and 1996, and at June 30, 1996, the deferred tax assets and liabilities consisted of the following:

                                                       MARCH 31,
                                                   -----------------  JUNE 30,
                                                     1995     1996      1996
                                                   -------- -------- -----------
                                                                     (UNAUDITED)
Deferred tax assets:
  Allowance for doubtful receivables.............. $ 24,000 $ 24,000  $ 39,100
  Accrued liabilities.............................   24,000   11,900    53,700
  Deferred compensation...........................  155,100   77,600    80,300
  Post retirement benefits other than pensions....      --     6,200     9,000
  Stock options...................................      --    24,000    20,150
                                                   -------- --------  --------
    Total deferred tax assets.....................  203,100  143,700   202,250
                                                   -------- --------  --------
Deferred tax liabilities:
  Excess depreciation.............................   76,100   95,700    94,500
  Other...........................................      --       --      2,056
                                                   -------- --------  --------
    Total deferred tax liabilities................   76,100   95,700    96,556
                                                   -------- --------  --------
    Net deferred tax assets....................... $127,000 $ 48,000  $105,694
                                                   ======== ========  ========

  Actual income tax expense differs from amounts computed by applying the U.S. Federal income tax rate of 34% to pretax earnings as a result of the following:

                    YEARS ENDED MARCH 31,
                  --------------------------
                    1994     1995     1996
                  -------- -------- --------
Expected Federal
 income taxes...  $191,000 $ 56,000 $288,000
State and local
 income taxes,
 net of Federal
 benefit........    25,000   13,000   17,000
Meals and
 entertainment..     8,000   22,000   31,000
Officers life
 insurance......    17,000   31,000   (1,000)
Other...........     6,000    5,000   16,000
                  -------- -------- --------
                  $247,000 $127,000 $351,000
                  ======== ======== ========
                     THREE MONTHS
                    ENDED JUNE 30,
                  ---------------------
                    1995       1996
                  ---------- ----------
                       (UNAUDITED)
Expected Federal
 income taxes...  $(131,000) $(204,000)
State and local
 income taxes,
 net of Federal
 benefit........    (18,500)       --
Meals and
 entertainment..      5,100      5,400
Officers life
 insurance......        --         --
Other...........      1,400      1,300
                  ---------- ----------
                  $(143,000) $(197,300)
                  ========== ==========

(6) EMPLOYEE BENEFIT PLANS

  The Company joins the Parent Company and other eligible affiliated companies in sponsoring a profit-sharing and savings plan covering substantially all employees of the Company. The contribution to the profit-sharing component of the plan is determined annually by the Board of Directors of the Parent Company and may not exceed the amounts allowable under the Internal Revenue Code. Under the employee savings component of the plan, the Company will match 50 percent of an employee's contribution up to 4 percent of salary which is vested immediately. The Company contributed $71,573, $92,749 and $95,939 in 1994, 1995 and 1996, respectively, and $26,993 and $34,283 for the three months ended June 30, 1995 and 1996, respectively, to the employee savings plan. No profit-sharing contributions were made or accrued in any of these periods.

  Through March 31, 1996, the Company also joined the Parent Company and other eligible affiliated companies in sponsoring a Stock Bonus Plan. The Stock Bonus Plan primarily holds Class A common stock of the Parent Company. Contributions to the Stock Bonus Plan were made annually at the discretion of the Board of Directors of the Parent Company. The Company recognized expense of $93,500, $128,000 and $134,000 in

                               POPPE TYSON, INC.

1994, 1995 and 1996, respectively, and $33,500 for the three months ended June 30, 1995 for contributions of Class A common stock and cash to the Stock Bonus Plan for the benefit of the Company's participants. The Company recognized no contribution expense for contributions to the Stock Bonus Plan for the three months ended June 30, 1996.

 Deferred Compensation

  The Company joins the Parent Company and other eligible affiliated companies in sponsoring deferred compensation plans. The plans provide fixed benefits payable over a specified period of time or upon retirement or death. The benefits are partially funded through the purchase of ordinary life insurance policies. The Company recognized expense of $42,764, $89,011 and $63,508 in 1994, 1995 and 1996, respectively, and $15,877 and $36,713 for the three months ended June 30, 1995 and 1996, respectively, for benefits accruing under these plans.

 Postretirement Benefits Other Than Pensions

  The Company also provides health care and life insurance benefits to retired employees meeting certain eligibility criteria. Substantially all of the Company's employees may become eligible for these benefits if they reach normal retirement age while working for the Company.

  Effective April 1, 1995, the Company adopted FASB 106, "Employers' Accounting for Postretirement Benefits Other than Pensions", on a prospective basis. The net transition obligation represents the difference between the Company's April 1, 1995 accrued benefits costs prior to the adoption of FASB 106 and the plan's unfunded liability as of that date. The net transition liability at April 1, 1995 was $205,115 and will be amortized over twenty years.

  The components of net periodic postretirement benefit costs are as follows:

                                                                 THREE MONTHS
                                                     YEAR ENDED ENDED JUNE 30,
                                                     MARCH 31,  ---------------
                                                        1996     1995    1996
                                                     ---------- ------- -------
                                                                  (UNAUDITED)
     Service cost-benefits earned during the
      period.......................................   $ 2,796   $   699  $1,818
     Interest on projected benefit obligations.....    17,415     4,354   4,108
     Amortization of net transition obligation over
      20 years.....................................    10,256     2,564   2,564
                                                      -------   ------- -------
       Net postretirement benefit costs............   $30,467   $ 7,617  $8,490
                                                      =======   ======= =======

  A reconciliation of the accumulated postretirement benefit obligation to the liability recognized in the balance sheet as of March 31, 1996 and June 30, 1996 is as follows:

                                                          MARCH 31,   JUNE 30,
                                                            1996        1996
                                                          ---------  -----------
                                                                     (UNAUDITED)
     Accumulated postretirement benefit obligation:
       Active participants............................... $  79,749   $ 82,718
       Retirees..........................................   159,757    156,305
                                                          ---------   --------
                                                            239,506    239,023
     Unrecognized transition obligation..................  (194,859)  (192,295)
     Unrecognized net losses.............................   (37,403)   (37,403)
                                                          ---------   --------
     Postretirement benefit obligation................... $   7,244   $  9,325
                                                          =========   ========

                               POPPE TYSON, INC.

  The actuarial calculation assumes health care inflation of 8.6% in 1996 and grades down uniformly to 7.0% in 2004 and remains level thereafter. Increases in the health care cost trend rate have a minor effect on the amounts reported because the Company's share of health care premium rates is capped. The discount rate used in determining the accumulated postretirement benefit obligation was 7 1/4%. The Company's postretirement benefit plans are not funded.

  Prior to 1996, the costs of providing these benefits, which were not significant, were expensed as paid.

(7) STOCK OPTION PLAN

  Effective March 1996, the Company established the 1996 Stock Option Plan (the "Plan") to grant options to employees and consultants to the Company meeting specified eligibility requirements. Under the Plan, the Company may grant incentive and nonqualified stock options. The Plan provides for the granting of a maximum of 2,287,389 options. The maximum term of an option may not exceed ten years for both incentive and non-qualified options.

  Information regarding the Plan is summarized as follows. The information for the three months ended June 30, 1996 is unaudited.

                                                                   OPTION PRICE
                                                          SHARES    PER SHARE
                                                          -------  ------------
     Activity:
       Outstanding, April 1, 1995........................     --            --
         Granted......................................... 469,980         $2.42
                                                          -------  ------------
       Outstanding, March 31, 1996....................... 469,980          2.42
         Granted.........................................  67,968    3.42-14.50
         Exercised....................................... (76,643)         2.42
                                                          -------  ------------
       Outstanding, June 30, 1996........................ 461,305  $2.42-$14.50
                                                          =======  ============
     Exercisable:
       As of March 31, 1996.............................. 469,980          2.42
       As of June 30, 1996............................... 393,337         $2.42
                                                          =======  ============

  For the year ended March 31, 1996, the Company recognized expense of $71,500 for the difference between the estimated fair value of the Company's common stock and the exercise price of the options granted. There was no expense recognized in the three months ended June 30, 1995 and 1996.


(8) MAJOR CUSTOMERS

  Commissions and fees from one major customer amounted to $1,398,000 and $1,963,000 in 1995 and 1996, respectively. Another major customer provided commissions and fees of $1,412,000 and $1,350,000 in 1994 and 1995, respectively.

  For the three-month period ended June 30, 1996, commissions and fees from one major customer amounted to $1,070,000. There were no major customers for the three months ended June 30, 1995.

                               POPPE TYSON, INC.

(9) COMMITMENTS

 Employment Contracts

  At March 31, 1996, and at June 30, 1996, the Company was committed to minimum annual payments for employment, consulting and noncompete agreements as follows:

                        MINIMUM PAYMENTS                     AS OF      AS OF
                         BY FISCAL YEAR                    MARCH 31,  JUNE 30,
                        ENDING MARCH 31,                     1996       1996
                        ----------------                   --------- -----------
                                                                     (UNAUDITED)
      1997................................................ $445,000  $1,050,000
      1998................................................  290,000   1,030,000
      1999................................................  290,000     830,000
      2000................................................  290,000     425,000
      2001 and thereafter.................................  217,500     217,500

  Concurrently with the completion of the Company's initial public offering, the Company will be obligated under employment agreements for minimum payments of $540,000 in each of 1997, 1998 and 1999. The amounts shown above as of June 30, 1996 include these commitments.

  Charges to expense under employment, consulting and noncompete agreements approximated $292,000, $280,000 and $353,000 for 1994, 1995 and 1996,
respectively, and $77,500 and $136,250 for the three months ended June 30, 1995 and 1996, respectively.

 Operating Leases

  The Company occupies office space in various locations under noncancellable operating lease agreements. Rent expense under these agreements approximated $1,365,000, $1,132,000 and $1,399,000 in 1994, 1995 and 1996, respectively, and $275,000 and $536,000 for the three months ended June 30, 1995 and 1996, respectively.

    During the three months ended June 30, 1996, the Company entered into lease commitments with the Parent Company for office space. At March 31, 1996 and June 30, 1996, the Company's minimum annual rentals under existing noncancellable leases were approximately as follows:

                       MINIMUM PAYMENTS                     AS OF       AS OF
                        BY FISCAL YEAR                    MARCH 31,   JUNE 30,
                       ENDING MARCH 31,                      1996       1996
                       ----------------                   ---------- -----------
                                                                     (UNAUDITED)
      1997............................................... $1,033,000 $2,479,000
      1998...............................................    982,000  1,926,000
      1999...............................................    730,000  1,773,000
      2000...............................................    712,000  1,276,000
      2001 and thereafter................................    650,000  4,173,000

  It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases on other properties.

(10) COMMON AND PREFERRED STOCK

  The Company is planning to file a Registration Statement on Form S-1 for an initial public offering (the "IPO") pursuant to which the Company will offer shares of the Company's common stock to the public in fiscal year 1997. In connection therewith, the Company effected a stock split, as adjusted, of approximately 8,450-to-1, which has been given retroactive effect in the accompanying financial statements.

                               POPPE TYSON, INC.

The authorized common stock of the Company was increased from 1,000 shares to 25,000,000 shares, the 800 issued and outstanding common shares were increased to 6,760,461 and the 200 treasury shares were increased to 1,690,115. As a result, $10,040 was transferred from additional paid-in capital to common stock. In addition, the Company is authorized to issue up to 3,350,000 shares of preferred stock, $.001 par value.

(11) SUBSEQUENT EVENTS

  Effective April 1, 1996, the Company completed an acquisition of the business of Marshall Jaccoma Mitchell Advertising Incorporated ("MJM"). In connection with the acquisition, the Company paid cash of $50,000 for the tangible assets of MJM and is committed to pay contingent cash consideration for the gross income from the client accounts of MJM through 2001.

  On June 27, 1996, the Company acquired the common stock of Animated Systems. Consideration paid by the Company for the acquisition was $2,600,000, consisting of cash of $1,500,000 and 451,596 shares of common stock of the Company (estimated fair value of $1,100,000). In addition, the Company paid cash consideration of $500,000 in exchange for covenants not-to-compete with two shareholder-managers of Animated Systems. The cash paid for the acquisition plus additional cash required to retire bank borrowings of $383,421 for Animated Systems due at closing was provided by an advance from the Parent Company of $2,383,421. The advance bears interest at the 30-day LIBOR rate plus 2 1/2% (equal to 8 3/8% at March 31, 1996) and is payable from the proceeds of the Company's initial public stock offering.

  Pro forma (unaudited) operating results of the Company for the years ended March 31, 1995 and 1996, which assume the acquisitions of Animated Systems and WCP were made as of April 1, 1994, are summarized below. The pro forma (unaudited) results of operations of the Company for the three months ended June 30, 1996, which assume the acquisition of Animated Systems was made as of April 1, 1994, are also shown below. The operating results of MJM have been excluded from unaudited pro forma information because this business is not significant to the Company.

                                            YEARS ENDED MARCH 31,  THREE MONTHS
                                            ----------------------     ENDED
                                               1995        1996    JUNE 30, 1996
                                            ----------  ---------- -------------
                                                      (IN THOUSANDS)
Commissions and fees....................... $   14,684  $   21,517    $7,566
                                            ==========  ==========    ======
Net earnings (loss)........................ $     (213) $      302    $ (622)
                                            ==========  ==========    ======
Earnings (loss) per share.................. $     (.02) $      .03    $ (.09)
                                            ==========  ==========    ======

  The pro forma results have been prepared for comparative purposes only and include adjustments for amortization of intangible assets, the exclusion of a special bonus to shareholder-managers of WCP and interest expense on advances made in connection with the acquisition of Animated Systems from the Parent Company. They do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred on April 1, 1994.

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
Poppe Tyson, Inc.:

  We have audited the accompanying consolidated balance sheets of Animated Systems & Design, Inc. and Subsidiary as of December 31, 1993 and 1994 and March 31, 1995 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1993 and 1994, the period from January 1, 1995 through March 31, 1995, and for the year ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Animated Systems and Design, Inc. and Subsidiary as of December 31, 1993 and 1994 and March 31, 1995 and 1996, and the results of its operations and its cash flows for the years ended December 31, 1993 and 1994, the period from January 1, 1995 through March 31, 1995, and for the year ended March 31, 1996, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

San Francisco, California
June 21, 1996, except
 as to the second
 paragraph of note 12
 which is as of June
 27, 1996

                 ANIMATED SYSTEMS & DESIGN, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                  DECEMBER 31, DECEMBER 31, MARCH 31, MARCH 31,
                                      1993         1994       1995      1996
                                  ------------ ------------ --------- ---------
Current assets:
  Cash and cash equivalents......   $    --      $ 76,091   $  8,317  $   7,038
  Trade receivables, less
   allowance of $27,000, $3,000,
   $8,000 and $29,000 in 1993,
   1994, 1995 and 1996,
   respectively..................    182,931      148,684    375,926    656,586
  Cost in excess of billings on
   uncompleted
   contracts.....................        --           --         --       9,300
  Deferred taxes.................     31,880        6,451      8,279     15,049
  Loan receivable from officer...     32,872       41,345     43,228        --
  Other assets...................        --           --         --         425
                                    --------     --------   --------  ---------
    Total current assets.........    247,683      272,571    435,750    688,398
Property, plant and equipment,
 net.............................    121,702       89,032     94,750    137,729
Goodwill, net....................        --           --         --      21,124
Other assets.....................      3,106        3,106      3,106      3,709
                                    --------     --------   --------  ---------
                                    $372,491     $364,709   $533,606  $ 850,960
                                    ========     ========   ========  =========

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Current portion of capital
   lease obligation..............   $  4,368     $  4,212   $  4,933  $  29,873
  Current portion of notes
   payable.......................     27,891       17,469     18,580     32,026
  Accounts payable...............     64,195       34,398     31,549    138,670
  Income taxes payable...........        494        7,461      7,042      4,812
  Billings in excess of costs on
   uncompleted contracts.........    212,823      226,325    346,083     93,350
  Bank borrowings................     46,000          --         --     260,000
  Accrued expenses...............     30,282       15,714     47,749    101,365
                                    --------     --------   --------  ---------
    Total current liabilities....    386,053      305,579    455,936    660,096
Capital lease obligations........     16,867       12,655     24,008     47,133
Notes payable....................     41,484       24,015     19,570     11,437
Deferred taxes...................      9,100        3,484      5,670      2,056
                                    --------     --------   --------  ---------
Total liabilities................    453,504      345,733    505,184    720,722
                                    --------     --------   --------  ---------
Stockholders' equity (deficit):
  Common stock no par value;
   10,000,000 shares authorized,
   1,880,000 shares issued and
   outstanding at December 31,
   1993 and 2,000,000 shares
   issued and outstanding at
   December 31, 1994 and March
   31, 1995 and 1996.............      9,400       10,000     10,000     10,000
  Retained earnings (accumulated
   deficit)......................    (90,413)       8,976     18,422    120,238
                                    --------     --------   --------  ---------
    Total stockholders' equity
     (deficit)...................    (81,013)      18,976     28,422    130,238
                                    --------     --------   --------  ---------
Commitments and contingencies....
                                    $372,491     $364,709   $533,606  $ 850,960
                                    ========     ========   ========  =========

       See accompanying notes to consolidated financial statements.

                 ANIMATED SYSTEMS & DESIGN, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                              YEARS ENDED          PERIOD FROM                  THREE MONTHS
                             DECEMBER 31,        JANUARY 1, 1995  YEAR ENDED    ENDED JUNE 30,
                         ----------------------    TO MARCH 31,   MARCH 31,   -------------------
                            1993        1994           1995          1996       1995      1996
                         ----------  ----------  ---------------- ----------  --------  ---------
                                                                                 (UNAUDITED)
Fee revenue............. $1,112,634  $1,429,563      $430,354     $2,637,404  $626,886  $ 899,902
                         ----------  ----------      --------     ----------  --------  ---------
Operating expenses:
  Salaries and employee
   benefits.............    745,115     861,070       254,529      1,592,433   271,708    493,308
  Operating and
   general..............    401,355     426,647       157,927        860,541   143,717    503,412
                         ----------  ----------      --------     ----------  --------  ---------
    Total operating
     expenses...........  1,146,470   1,287,717       412,456      2,452,974   415,425    996,720
                         ----------  ----------      --------     ----------  --------  ---------
    Operating income
     (loss).............    (33,836)    141,846        17,898        184,430   211,461    (96,818)
                         ----------  ----------      --------     ----------  --------  ---------
Other income (expense)
  Interest income.......        281         560           421            712       393        --
  Interest expense......    (17,320)    (13,593)       (1,537)       (15,326)   (3,186)   (12,946)
                         ----------  ----------      --------     ----------  --------  ---------
    Other income
     (expense)..........    (17,039)    (13,033)       (1,116)       (14,614)   (2,793)   (12,946)
                         ----------  ----------      --------     ----------  --------  ---------
  Income (loss) before
   income taxes.........    (50,875)    128,813        16,782        169,816   208,668   (109,764)
  Income tax expense
   (benefit)............    (20,686)     29,424         7,336         68,000    86,900     (3,611)
                         ----------  ----------      --------     ----------  --------  ---------
    Net earnings
     (loss)............. $  (30,189) $   99,389      $  9,446     $  101,816  $121,768  $(106,153)
                         ==========  ==========      ========     ==========  ========  =========

       See accompanying notes to consolidated financial statements.

                 ANIMATED SYSTEMS & DESIGN, INC. AND SUBSIDIARY

         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

              FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1994,

                  THE PERIOD FROM JANUARY 1, 1995 THROUGH

         MARCH 31, 1995, AND THE YEAR ENDED MARCH 31, 1996 AND THE

               THREE MONTHS ENDED JUNE 30, 1996 (UNAUDITED)

                                                      RETAINED       TOTAL
                                    COMMON STOCK      EARNINGS   STOCKHOLDERS'
                                  ----------------- (ACCUMULATED    EQUITY
                                   SHARES   AMOUNT    DEFICIT)     (DEFICIT)
                                  --------- ------- ------------ -------------
Balances, December 31, 1992...... 1,880,000 $ 9,400   $(60,224)    $(50,824)
Net loss.........................       --      --     (30,189)     (30,189)
                                  --------- -------   --------     --------
Balances, December 31, 1993...... 1,880,000   9,400    (90,413)     (81,013)
Net earnings.....................       --      --      99,389       99,389
Stock issued.....................   120,000     600        --           600
                                  --------- -------   --------     --------
Balances, December 31, 1994...... 2,000,000  10,000      8,976       18,976
Net earnings.....................       --      --       9,446        9,446
                                  --------- -------   --------     --------
Balances, March 31, 1995......... 2,000,000  10,000     18,422       28,422
Net earnings.....................       --      --     101,816      101,816
                                  --------- -------   --------     --------
Balances, March 31, 1996......... 2,000,000  10,000    120,238      130,238
Issuance of common stock under
 stock options...................    65,000  48,750        --        48,750
Net loss.........................       --      --    (106,153)    (106,153)
                                  --------- -------   --------     --------
Balances, at June 30, 1996....... 2,065,000 $58,750   $ 14,085     $ 72,835
                                  ========= =======   ========     ========

       See accompanying notes to consolidated financial statements.

                 ANIMATED SYSTEMS & DESIGN, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                            THREE MONTHS
                                                                           ENDED JUNE 30,
                                                                         --------------------
                            YEARS ENDED        PERIOD FROM
                           DECEMBER 31,      JANUARY 1, 1995 YEAR ENDED    1995       1996
                         ------------------      THROUGH     MARCH 31,   ---------  ---------
                           1993      1994    MARCH 31, 1995     1996         (UNAUDITED)
                         --------  --------  --------------- ----------  --------------------
Cash flows from
 operating activities:
Net earnings (loss)....  $(30,189) $ 99,389     $   9,446    $ 101,816   $ 121,768  $(106,153)
Adjustments to
 reconcile net earnings
 (loss) to net cash
 provided (used) by
 operating activities
 net of the effect of
 the acquisition of
 Accent Software, Inc.:
  Depreciation and
   amortization........    59,444    64,643        18,478       69,507       5,943     20,709
  Deferred income
   taxes...............    12,720    19,813           358      (10,384)      2,000        --
  Loss on disposal of
   property and
   equipment...........       --        --            --         4,603         --         --
  Changes in operating
   assets and
   liabilities:
    (Increase) decrease
     in trade
     receivable(s),
     net...............   116,794    34,247      (227,242)    (276,102)     44,445   (204,345)
    (Increase) decrease
     in cost in excess
     of billings on
     uncompleted
     contracts.........       --        --            --        (9,300)        --       9,300
    (Increase) decrease
     in other assets...       --        --            --         2,459      (4,830)    (9,569)
    Increase (decrease)
     in accounts
     payable...........   (58,089)  (29,797)       (2,849)     107,121      53,662     76,486
    Increase (decrease)
     in billings in
     excess of costs on
     uncompleted
     contracts.........    (2,574)   13,502       119,758     (252,733)   (211,207)    (6,000)
    Increase (decrease)
     in accrued
     expenses..........    30,282   (14,568)       32,035       52,450     (34,365)   142,957
    Increase (decrease)
     in income taxes
     payable...........    (7,298)    6,967          (419)      (2,230)     84,900        --
                         --------  --------     ---------    ---------   ---------  ---------
      Net cash provided
       by (used in)
       operating
       activities......   121,090   194,196       (50,435)    (212,793)     62,316    (76,615)
                         --------  --------     ---------    ---------   ---------  ---------
Cash flows from
 investing activities:
  Purchase of
   equipment...........   (47,672)  (31,973)      (10,934)     (36,682)    (16,535)       --
  Acquisition of Accent
   Software, Inc.......       --        --            --       (43,728)        --         --
  Proceeds received
   (advances made) on
   loan receivable from
   officer.............   (25,356)   (8,473)       (1,883)      43,228      (3,900)       --
                         --------  --------     ---------    ---------   ---------  ---------
      Net cash used in
       investing
       activities......   (73,028)  (40,446)      (12,817)     (37,182)    (20,435)       --
                         --------  --------     ---------    ---------   ---------  ---------
Cash flows from
 financing activities:
  Proceeds received
   (payments made) on
   bank borrowings.....   (62,000)  (46,000)          --       260,000      (3,333)   100,000
  Proceeds received
   (payments made) on
   note payable--bank..    31,111   (13,333)       (3,334)       9,449         --     (20,042)
  Payments made on
   capital leases......       --     (4,368)       (1,188)     (16,617)     (1,233)   (39,161)
  Proceed from sale of
   stock...............       --        600           --           --          --      48,750
  Payments made on note
   payable--other......   (18,140)  (14,558)          --        (4,136)        --         --
                         --------  --------     ---------    ---------   ---------  ---------
      Net cash provided
       by (used in)
       financing
       activities......   (49,029)  (77,659)       (4,522)     248,696      (4,566)    89,547
                         --------  --------     ---------    ---------   ---------  ---------
Net increase (decrease)
 in cash and cash
 equivalents...........      (967)   76,091       (67,774)      (1,279)     37,315     12,932
Cash and cash
 equivalents at
 beginning of period...       967       --         76,091        8,317       8,317      7,038
                         --------  --------     ---------    ---------   ---------  ---------
Cash and cash
 equivalents at end of
 period................  $    --   $ 76,091     $   8,317    $   7,038   $  45,632  $  19,970
                         ========  ========     =========    =========   =========  =========
Supplemental
 disclosures of cash
 flow information:
  Cash paid for
   interest............  $ 17,320  $ 13,593     $   1,537    $  15,326   $   2,519  $  12,779
                         ========  ========     =========    =========   =========  =========
  Cash paid for income
   taxes...............  $    --   $ 16,049     $     419    $  43,014   $   4,830  $   2,338
                         ========  ========     =========    =========   =========  =========
Noncash financing
 activities:
  Equipment capital
   leases..............  $ 21,235  $    --      $  13,262    $  64,682   $  28,334  $  74,644
                         ========  ========     =========    =========   =========  =========

       See accompanying notes to consolidated financial statements.

                ANIMATED SYSTEMS & DESIGN, INC. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Organization and Operations

  Animated Systems & Design, Inc., a California corporation, produces and develops digital based marketing and training materials.

 Principles of Consolidation and Basis of Presentation

  The consolidated financial statements as of March 31, 1996 include the accounts of Animated Systems & Design, Inc. and its wholly-owned subsidiary, Accent Software, Inc. (together "the Company") (note 2). All significant intercompany balances and transactions have been eliminated in consolidation. As discussed in note 12, the Company was purchased on June 27, 1996. Accordingly, the statement of operations includes the results of the Company through the date of acquisition.

  The unaudited financial information for the three months ended June 30, 1995 and 1996 have been prepared in conformity with generally accepted accounting principles and include all adjustments which are, in the opinion of management, necessary to a fair presentation of the results for the interim periods presented. All such adjustments, in the opinion of management, are of a normal recurring nature.

 Fiscal Year

  Effective January 1, 1995 the Company changed its fiscal year end from December 31 to March 31. The consolidated statements of operations, stockholders' equity and cash flows are presented for the three months ended March 31, 1995 and for the years ended December 31, 1993 and 1994 and March 31, 1996.

 Use of Estimates

  The Company's management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

 Cash and Cash Equivalents

  The Company considers all liquid investments with a maturity of three months or less to be cash equivalents.

 Property, Plant and Equipment

  Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation expense is computed using the straight-line method over the estimated useful lives of the individual assets (note 3). Costs for major renewals and additions are capitalized, while repairs and maintenance costs are expensed as incurred.

 Revenue Recognition

  The Company uses the percentage-of-completion method of accounting for significant long-term contracts. Percentage of completion is measured by the percentage of costs incurred to date to estimated total contract costs. Contract costs include all direct material and labor costs and those indirect costs related to contract performance. Amounts billed in excess of revenues recognized are reflected on the consolidated balance sheets as billings in excess of costs on uncompleted contracts, a current liability. Amounts of revenue in excess of billings are reflected on the consolidated balance sheets as costs in excess of billings on uncompleted contracts, a current asset.

 Income Taxes

  The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement

                ANIMATED SYSTEMS & DESIGN, INC. AND SUBSIDIARY carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in the tax rates is recognized in income in the period that includes the enactment date.

 Disclosure About Fair Value of Financial Instruments

  The fair values of long-term debt and capital leases, including current portion, are estimated based on the current rates offered to the Company. As of March 31, 1996, the carrying value of the financial instruments approximates fair value. Fair values of cash, trade receivables, accounts payable, bank borrowings and accrued expenses are estimated to approximate carrying values due to the short maturities of these financial instruments.

 Recently Issued Accounting Standards

  In March 1995, the Financing Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The application of FASB 121, which will be effective for the Company's 1997 fiscal year, will require management to review certain long-lived assets, such as intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of the particular asset may not be recoverable. In the event that it is determined that an impairment loss has occurred, then measurement of the impairment loss should be based on the fair value of the asset. There was no effect from the adoption of FASB 121, which was implemented by the Company on April 1, 1996 for the three months ended June 30, 1996.

  In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." FASB 123, which will be effective for the Company's 1997 fiscal year establishes a fair value based method of recognizing compensation expenses for stock-based compensation to employees. However, beginning with its 1997 annual financial statements, the Company will be required to disclose the pro forma effects of the fair value based method of measuring compensation expense on the Company's net income and earnings per share as if that method were adopted.

(2) ACQUISITION OF WHOLLY-OWNED SUBSIDIARY

  On July 19, 1995, the Company acquired all of the outstanding shares of Accent Software, Inc. for $45,000 cash. The acquisition has been accounted for using the purchase method of accounting, and, accordingly, the purchase price has been allocated to the assets purchased and the liabilities assumed based upon the fair values at the date of acquisition. The excess of the net assets acquired over fair value was $24,852 and has been recorded as goodwill, which is being amortized on a straight-line basis over 5 years. The amount of goodwill amortization for fiscal 1996 was $3,728.

  The net purchase price was allocated as follows:

   Accounts receivable................................................ $  4,558
   Furniture and equipment............................................   11,997
   Other assets.......................................................    3,487
   Goodwill...........................................................   24,852
   Accrued expenses...................................................   (1,166)
                                                                       --------
   Purchase price, net of cash received............................... $ 43,728
                                                                       ========

  The operating results of Accent Software, Inc. have been included in the consolidated statements of operations from the date of acquisition.

                 ANIMATED SYSTEMS & DESIGN, INC. AND SUBSIDIARY

(3) PROPERTY, PLANT AND EQUIPMENT

  Major classifications of property, plant and equipment consist of the following:

                                                                             ESTIMATED
                             DECEMBER 31, DECEMBER 31, MARCH 31, MARCH 31,    USEFUL
                                 1993         1994       1995      1996    LIVES (YEARS)
                             ------------ ------------ --------- --------- -------------
   Machinery and
    equipment..............    $176,337     $226,810   $269,037  $325,672       3-5
   Software................      50,875       32,375     13,875       --         3
   Furniture and fixtures..         --           --         470     7,001        7
                               --------     --------   --------  --------
                                227,212      259,185    283,382   332,673
   Less accumulated
    depreciation...........     105,510      170,153    188,632   194,944
                               --------     --------   --------  --------
                               $121,702     $ 89,032   $ 94,750  $137,729
                               ========     ========   ========  ========

  The Company had no capital expenditure commitments at March 31, 1996.

(4) NOTES PAYABLE

  The notes payable consist of the following:

                            DECEMBER 31,       DECEMBER 31,        MARCH 31,            MARCH 31,
                                1993               1994               1995                 1996
                            ------------       ------------        ---------            ---------
Note payable--bank:
 Principal amount.......            $40,000            $40,000            $40,000                $35,000
 Date of issuance.......     April 26, 1993     March 15, 1994     March 15, 1995       January 12, 1996
 Date of expiration.....     March 15, 1994     March 15, 1995      April 1, 1996       January 12, 1998
 Interest rate.......... Prime rate plus 3% Prime rate plus 3% Prime rate plus 3% Prime rate plus 1 1/4%
   Amounts outstanding..            $31,111            $17,778            $14,444                $23,893
Note payable--other:                 38,264             23,706             23,706                 19,570
                                    -------            -------            -------                -------
                                     69,375             41,484             38,150                 43,463
Less current portion....             27,891             17,469             18,580                 32,026
                                    -------            -------            -------                -------
   Amounts outstanding..            $41,484            $24,015            $19,570                $11,437
                                    =======            =======            =======                =======

  The note payable to other than banks for all periods presented is for the purchase of a 50% ownership of a software tool. The note has zero stated interest, thus the principal of the note was discounted based on an imputed interest rate of 9%. The unamortized discount on the note was $4,767, $2,294, $2,294 and $430 as of December 31, 1993, December 31, 1994, March 31, 1995 and
March 31, 1996, respectively.

(5) LINE OF CREDIT

  The Company entered into agreements with banks to borrow up to the following amounts under revolving lines of credit:

                            DECEMBER 31,       DECEMBER 31,        MARCH 31,          MARCH 31,
                                1993               1994               1995               1996
                            ------------       ------------        ---------          ---------
Amount of line of
 credit.................           $100,000           $100,000           $175,000           $300,000
Date of issuance........     April 25, 1993     March 15, 1994     March 15, 1995   January 12, 1996
Date of expiration......     March 15, 1994     March 15, 1995      April 1, 1996   January 10, 1997
Interest rate........... Prime rate plus 3% Prime rate plus 3% Prime rate plus 1% Prime rate plus 1%
Prime rate at period
 end....................                 6%             8 1/2%               9.0%             8 1/4%
Amounts used............            $46,000                --                 --            $260,000
Collateral..............                                                               All assets of
                                        --                 --                 --         the Company

                ANIMATED SYSTEMS & DESIGN, INC. AND SUBSIDIARY

  The facility available as of March 31, 1996 contains financial covenants with respect to working capital, tangible net worth, debt to tangible net worth and profitability. As of March 31, 1996, the Company was not in compliance with these financial covenants.

(6) COMMITMENTS AND CONTINGENCIES

  The Company leases certain facilities, equipment and transportation equipment under operating lease agreements with varying terms and conditions. Certain equipment with a net book value of $99,179 was leased under capital lease arrangements. The leases expire on various dates through 2000. Future minimum lease payments under these leases are summarized as follows:

  EARS ENDINGY                                                CAPITAL   OPERATING
 MRCH 31, 1996A                                                LEASES    LEASES
--------------                                                --------  ---------
   1997................................................... .. $ 36,799  $112,095
   1998................................................... ..   36,321    39,663
   1999................................................... ..   14,311     6,609
   2000................................................... ..      --        890
   2001................................................... ..      --        --
                                                              --------  --------
      Minimum lease payments................................. $ 87,431  $159,257
                                                                        ========
   Amounts representing interest at approximately 11%..... ..  (10,425)
                                                              --------
                                                                77,006
   Current portion of capital lease obligations........... ..  (29,873)
                                                              --------
                                                              $ 47,133
                                                              ========

  Rent expense under operating leases was $58,057, $71,309, $18,762 and $112,606 for the years ended December 31, 1993 and 1994, the period from January 1, 1995 through March 31, 1995 and the year ended March 31, 1996, respectively, and $17,457 and $23,826 for the three months ended June 30, 1995 and 1996, respectively.

  In the ordinary course of business, certain claims, suits and complaints may be filed or are pending against the Company. In the opinion of management, all matters are adequately covered by insurance, or if not covered, are in the opinion of management and counsel not probable or would not be material to the financial position or results of operations of the Company.

(7) RELATED PARTY TRANSACTIONS

  The Company held notes receivable from an officer in the amount of $32,872, $41,345 and $43,228 as of December 31, 1993, December 31, 1994 and March 31,
1995, respectively. The notes did not bear interest and were repaid in full in March 1996.

                ANIMATED SYSTEMS & DESIGN, INC. AND SUBSIDIARY

(8) INCOME TAXES

  Income tax expense for the years ended December 31, 1993 and 1994, the period from January 1, 1995 through March 31, 1995, the year ended March 31, 1996 and for the three months ended June 30, 1995 and 1996 consists of the following:

                                                  FEDERAL    STATE    TOTAL
                                                  --------  -------  --------
   Year ended December 31, 1993:
     Current..................................... $    443  $ 1,651  $  2,094
     Deferred....................................  (17,886)  (4,894)  (22,780)
                                                  --------  -------  --------
                                                  $(17,443) $(3,243) $(20,686)
                                                  ========  =======  ========
   Year ended December 31, 1994:
     Current..................................... $  7,564  $ 2,047  $  9,611
     Deferred....................................   15,557    4,256    19,813
                                                  --------  -------  --------
                                                  $ 23,121  $ 6,303  $ 29,424
                                                  ========  =======  ========
   Period from January 1, 1995 through March 31,
    1995:
     Current..................................... $  3,864  $ 3,114  $  6,978
     Deferred....................................      280       78       358
                                                  --------  -------  --------
                                                  $  4,144  $ 3,192  $  7,336
                                                  ========  =======  ========
   Year ended March 31, 1996:
     Current..................................... $ 58,572  $19,812  $ 78,384
     Deferred....................................   (6,647)  (3,737)  (10,384)
                                                  --------  -------  --------
                                                  $ 51,925  $16,075  $ 68,000
                                                  ========  =======  ========
   Three months ended June 30, 1995 (unaudited):
     Current..................................... $ 65,400  $19,500  $ 84,900
     Deferred....................................    2,000      --      2,000
                                                  --------  -------  --------
                                                  $ 67,400  $19,500  $ 86,900
                                                  ========  =======  ========
   Three months ended June 30, 1996 (unaudited):
     Current..................................... $    --   $(3,611) $ (3,611)
     Deferred....................................      --       --        --
                                                  --------  -------  --------
                                                  $    --   $(3,611) $ (3,611)
                                                  ========  =======  ========

  The following is a reconciliation of the statutory Federal income tax rate to the effective income tax rate:

                                               FOR THE PERIOD
                                YEARS            JANUARY 1,             THREE MONTHS
                                ENDED               1995        YEAR        ENDED
                            DECEMBER 31,          THROUGH       ENDED     JUNE 30,
                            ----------------     MARCH 31,    MARCH 31, ---------------
                             1993      1994         1995        1996     1995     1996
                            ------    ------   -------------- --------- ------   ------
                                                                         (UNAUDITED)
   Statutory tax rate......    (34)%      34%        34%          34%       34%     (34)%
   State taxes net of
    Federal benefit........     (6)        6          6            6         6        2
   Meals and
    entertainment..........     --         4         12            5         1        7
   Graduated tax rates.....     --       (20)        (8)          (3)       --       27
   Other...................     (1)       (1)        --           (2)       --        1
                            ------    ------        ---          ---    ------   ------
   Effective tax rate......    (41)%      23%        44%          40%       41%       3%
                            ======    ======        ===          ===    ======   ======

                ANIMATED SYSTEMS & DESIGN, INC. AND SUBSIDIARY

  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below:

                                            DECEMBER 31,        MARCH 31,
                                           ----------------  -----------------
                                            1993     1994     1995      1996
                                           -------  -------  -------  --------
   Deferred tax assets:
     Depreciable assets................... $   --   $   --   $   --   $  3,350
     Deferred revenue.....................  13,361      650      --        --
     Bad debt expense.....................  11,835    1,299    3,464     6,176
     Net operating loss carryforwards.....     --       --       --     52,700
     General business credits.............     --       --       --      6,300
     Other................................   6,684    4,502    4,815     5,523
                                           -------  -------  -------  --------
   Gross deferred tax assets..............  31,880    6,451    8,279    74,049
   Valuation allowance....................     --       --       --    (59,000)
                                           -------  -------  -------  --------
     Net deferred tax assets.............. $31,880  $ 6,451  $ 8,279   $15,049
                                           =======  =======  =======  ========
   Deferred tax liabilities:
     Depreciable assets................... $(9,100) $(3,484) $(5,670) $    --
     State taxes..........................     --       --       --     (2,056)
                                           -------  -------  -------  --------
       Deferred tax liabilities........... $(9,100) $(3,484) $(5,670) $ (2,056)
                                           =======  =======  =======  ========

  At March 31, 1996, the Company's subsidiary had Federal and California net operating loss carryforwards of $123,064 and $176,909, respectively, which are not expected to be available to offset future taxable income due to various tax loss limitations. The Company had general business credits at March 31, 1996 of approximately $18,500 which are also not expected to be available to offset future tax liabilities. There are no net operating loss carryforwards or general business credits for the years ended December 31, 1993 and 1994 and March 31, 1995.

  The valuation allowance for deferred tax assets was $59,000 at March 31, 1996. This valuation allowance relates to deferred tax assets from net operating loss and business credit carryforwards related to the Accent Software, Inc. acquisition which are not likely to be realized due to limitations in tax statutes. No valuation allowance was necessary for periods prior to the fiscal year ended March 31, 1996.

(9) EMPLOYEE RETIREMENT AND SAVINGS PLAN

  The Company maintains a defined contribution plan for eligible employees with eligibility conditioned upon full-time employment. Benefits are accrued through annual contributions as a percent of taxable wages. Participants are 100% vested in their accounts. The employer contributions were $6,432 for the year ended March 31, 1996 and $945 for the three months ended June 30, 1996. The Company did not incur any expense for this plan prior to the year ended March 31, 1996.

(10) STOCK OPTION PLAN

  In 1996, the Company adopted a Stock Option Plan (the "Plan"). Under the Plan, options may be granted to employees, nonemployee board members and consultants, who provide valuable services to the Company, to purchase common stock at an exercise price fixed by the Plan Administrator. In no event, however, shall the exercise price per share be less than eighty-five percent of the fair market value per share of common stock on the date of the option grant. If the individual to whom an incentive option is granted is a ten percent shareholder or greater, then the exercise price per share shall not be less than one hundred ten percent of the fair market

                ANIMATED SYSTEMS & DESIGN, INC. AND SUBSIDIARY value per share of common stock on the grant date. As adopted the Plan calls for up to an aggregate of 2,000,000 shares of common stock to be available for issuance upon the exercise of options.

  On February 28, 1996, the Company granted options for the issuance of 110,000 shares of common stock at an exercise price of $0.75 per share. The exercise price reflected the fair market value of the shares at the date of grant and therefore no compensation has been recorded.

  As of March 31, 1996, all 110,000 options are fully exercisable. Shares issued in connection with option exercises continue to be subject to forfeiture as follows: Of the total, 45,000 option shares were fully vested as of the grant date and the remaining 65,000 option shares vest ratably over a period of three years from the date of grant. The unvested shares are forfeited to the Company in the event of termination of employment prior to completion of the vesting period. In the event that the employee terminates prior to vesting, option shares held by the employee revert to the Company. In the case of the transfer of all or substantially all of the assets of the Company or upon a sale, merger, or other transfer of shares resulting in the current shareholders of the Company owning less than fifty percent of the outstanding shares of the Company, 20,000 option shares become fully vested.

(11) MAJOR CUSTOMERS

  The Company considers an individual customer that generates more than ten percent of total revenue in any of the years represented a major customer. The revenues are derived from discrete projects that vary in size and scope. Therefore, major customers change from year to year. Commissions and fees from major customers amounted to $400,389, $173,441, $54,610 and $1,089,000 for the
periods ended December 31, 1993, December 31, 1994, March 31, 1995 and March 31, 1996, respectively. For the three months ended June 30, 1995 and 1996, commissions and fees from major customers amounted to $127,267 and $553,600, respectively.

(12) SUBSEQUENT EVENT

  Effective May 10, 1996, the Company's Board of Directors declared a 200-for-1 stock split of the Company's common shares. Therefore, each outstanding share of stock was divided into 200 shares of stock. In addition, the shareholders approved an amendment to the Company's Articles of Incorporation to increase the number of shares of common stock authorized from 100,000 to 10,000,000, and decrease the par value from $1.00 to $0.001. All share amounts in these consolidated financial statements have been retroactively adjusted accordingly.

  On June 27, 1996, the common stock of the Company was acquired by Poppe Tyson, Inc. In connection with closing, the bank borrowings were repaid.

                         INDEPENDENT AUDITOR'S REPORT

The Board of Directors Poppe Tyson, Inc.:

  We have audited the accompanying statements of operations and retained earnings and cash flows of Werner, Chepelsky and Partners, Inc. for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Werner, Chepelsky and Partners, Inc. for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Pittsburgh, Pennsylvania
June 14, 1996

                      WERNER, CHEPELSKY AND PARTNERS, INC.

                 STATEMENT OF OPERATIONS AND RETAINED EARNINGS

           FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

                                                  1993       1994       1995
                                               ---------- ---------- ----------
Commissions and fees (note 6)................. $1,604,750 $2,172,243 $2,317,933
                                               ---------- ---------- ----------
Operating expenses:
  Salaries and employee benefits (note 3).....  1,189,432  1,413,259  2,197,659
  Operating and general.......................    152,923    241,971    296,142
  Rent expense (note 3).......................     84,642     94,582    104,405
  Depreciation and amortization...............     42,632     58,442     50,647
  Bad debt expense............................     25,875     17,276     38,123
                                               ---------- ---------- ----------
    Total operating expenses..................  1,495,504  1,825,530  2,686,976
                                               ---------- ---------- ----------
    Operating income (loss)...................    109,246    346,713   (369,043)
                                               ---------- ---------- ----------
Nonoperating income:
  Interest income.............................      5,372     22,927     20,110
                                               ---------- ---------- ----------
  Income (loss) before income taxes...........    114,618    369,640   (348,933)
Income tax expense (benefit) (note 4).........     38,227    159,961   (106,557)
                                               ---------- ---------- ----------
  Net earnings (loss).........................     76,391    209,679   (242,376)
Retained earnings, beginning of year..........    403,262    479,653    689,332
                                               ---------- ---------- ----------
Retained earnings, end of year................ $  479,653 $  689,332 $  446,956
                                               ========== ========== ==========


                See accompanying notes to financial statements.

                      WERNER, CHEPELSKY AND PARTNERS, INC.

                            STATEMENT OF CASH FLOWS

           FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

                                              1993         1994        1995
                                           -----------  ----------  -----------
Cash flows provided by (used in)
 operating activities:
 Net earnings (loss).....................  $    76,391  $  209,679  $  (242,376)
 Adjustments to reconcile net earnings to
  net cash provided by (used in)
  operating activities:
  Depreciation and amortization..........       42,632      58,442       50,647
  Changes in assets and liabilities:
   Receivables...........................     (180,178)    (60,030)  (1,575,967)
   Billable production expenditures......       91,788         639      (49,167)
   Prepaid expenses......................       (3,707)        323         (980)
   Accounts payable......................     (262,845)   (146,007)   1,207,495
   Advanced billings.....................   (1,806,117)   (604,568)      60,098
   Accrued expenses......................       (7,274)     30,183       20,862
   Income taxes..........................       97,648      76,659     (489,897)
                                           -----------  ----------  -----------
  Net cash used in operating activities..   (1,951,662)   (434,680)  (1,019,285)
                                           -----------  ----------  -----------
Cash flows used in investing activities:
 Purchase of property and equipment......      (11,063)   (118,444)     (19,208)
                                           -----------  ----------  -----------
Cash flows provided by (used in)
 financing activities:
 Change in bank overdraft, net...........          --          --       118,795
 Payment of long-term debt...............      (23,333)     (5,833)         --
 Net collection of stock subscriptions
  receivable.............................        2,835       3,009        3,195
                                           -----------  ----------  -----------
 Net cash provided by (used in) financing
  activities.............................      (20,498)     (2,824)     121,990
                                           -----------  ----------  -----------
Net decrease in cash and cash
 equivalents.............................   (1,983,223)   (555,948)    (916,503)
Cash and cash equivalents at beginning of
 period..................................    3,479,338   1,496,115      940,167
                                           -----------  ----------  -----------
Cash and cash equivalents at end of
 period..................................  $ 1,496,115  $  940,167  $    23,664
                                           ===========  ==========  ===========
A summary of supplemental disclosures of
 cash flow information follows:
 Cash paid (received) during the year
  for:
  Interest...............................  $     1,578  $      135  $       --
                                           ===========  ==========  ===========
  Income taxes...........................  $   (59,421) $   83,302  $   383,340
                                           ===========  ==========  ===========

                See accompanying notes to financial statements.

                      WERNER, CHEPELSKY & PARTNERS, INC.

                         NOTES TO FINANCIAL STATEMENTS

(1) NATURE OF OPERATIONS

  Werner, Chepelsky & Partners, Inc. (the "Company") is a marketing communications agency located in Pittsburgh, Pennsylvania. The Company's principal sources of revenue are commissions, fees and hourly charges earned in the production and placement of advertising in various media. The substantial majority of the Company's revenues is derived from three clients located in the Pittsburgh area. (See also note 8.)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 (a) Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 (b) Revenue Recognition

  Income from commissions, fees, and hourly charges is recognized when media placements appear, production costs are incurred and new media services are rendered. Salaries and other agency costs are expensed in the year incurred.

 (c) Depreciation and Amortization

  Depreciation of furniture, fixtures and equipment and amortization of leasehold improvements are provided using an accelerated method and the estimated useful lives of the assets, which produces a result that is immaterially different from the straight line method.

 (d) Income Taxes

  The Company uses the asset and liability method to account for income taxes. Under this method, deferred income taxes are recognized at enacted tax rates for the tax consequences of temporary differences between financial statement carrying amounts and tax bases of existing assets and liabilities.

 (e) Cash Equivalents

  Cash equivalents include highly liquid debt instruments purchased with original maturity dates of three months or less.

(3) RELATED PARTY TRANSACTIONS

  In 1995, the Company paid a bonus of $632,850 to three members of executive management who were also the principal shareholders of the Company.

  The Company leased its facilities on a month-to-month basis from a partnership which was controlled by the former majority shareholder of the Company. Rent expense incurred by the Company under this arrangement totaled $84,000, $93,750 and $93,750, for the years ended December 31, 1993, 1994 and
1995, respectively. Upon acquiring the Company (see note 8), Poppe Tyson, Inc. entered into a one year lease agreement covering the same facilities, commencing on January 1, 1996 with an annual rental of $102,000.

                      WERNER, CHEPELSKY & PARTNERS, INC.

(4) INCOME TAXES

  The provision (benefit) for income taxes for the years ended December 31, 1993, 1994, and 1995, consisted of the following:

                                                     1993      1994     1995
                                                   --------  -------- ---------
   Current:
     Federal...................................... $ 33,366  $114,423 $ (92,830)
     State........................................   15,407    36,986       --
                                                   --------  -------- ---------
                                                     48,773   151,409   (92,830)
   Deferred:
     Federal......................................   (9,372)    2,924   (13,727)
     State........................................   (1,174)    5,628       --
                                                   --------  -------- ---------
                                                    (10,546)    8,552   (13,727)
                                                   --------  -------- ---------
                                                   $ 38,227  $159,961 $(106,557)
                                                   ========  ======== =========

  The following is a reconciliation between the Federal statutory tax and the Company's provision for (benefit from) income taxes:

                                                   YEARS ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1993      1994     1995
                                                  --------  -------- ---------
   Expense (benefit) at statutory rate..........  $ 38,970  $125,678 $(118,637)
   State income (net of Federal income tax bene-
    fit)........................................     9,394    28,125       --
   Surtax exemption.............................   (11,526)      --        943
   Other........................................     1,389     6,158    11,137
                                                  --------  -------- ---------
                                                  $ 38,227  $159,961 $(106,557)
                                                  ========  ======== =========

(5) EMPLOYEE BENEFIT PLAN

  The Company sponsored a 401(k) savings and retirement plan which covered its full-time employees who had attained the age of 21 and completed one year of service. Eligible employees made voluntary contributions to the plan up to 8% of their annual compensation. The Company provided a 25% matching contribution which totaled $5,873, $6,552 and $9,059 in 1993, 1994 and 1995, respectively.
The plan was terminated on December 31, 1995.

(6) MAJOR CUSTOMERS

  Commissions and fees from one customer totaled $1,252,000, $1,739,000 and $1,657,000 for the years ended 1993, 1994 and 1995, respectively. Commissions and fees from a second customer totaled $318,000 and $383,000 in 1994 and 1995 respectively. Commissions and fees from a third customer totaled $294,000 in 1995.

(7) COMMITMENTS AND CONTINGENCIES

  In the ordinary course of business, the Company is subjected to claims and legal actions. While it is not possible to accurately predict or determine the ultimate outcome of these matters, management does not believe that any of those presently pending will have a material adverse effect upon the Company's financial position or results of operations.

(8) SUBSEQUENT EVENT

  Effective January 1, 1996, the business, through the sale of certain assets, was acquired by Poppe Tyson, Inc. (a wholly-owned subsidiary of Bozell, Jacobs, Kenyon & Eckhardt, Inc.).

                      POPPE TYSON, INC. AND SUBSIDIARIES

             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             BASIS OF PRESENTATION

  The following unaudited pro forma condensed consolidated financial statements give effect to Poppe Tyson, Inc.'s acquisitions of Werner Chepelsky & Partners, Inc. ("WCP") and Animated Systems & Design, Inc. and Subsidiary ("Animated Systems") using the purchase method of accounting.

  A summary of these acquisitions and the basis of presentation used in these unaudited pro forma condensed consolidated financial statements are as follows:

  . The Company's acquisition of the business of WCP through the purchase of certain assets was effective as of January 1, 1996. Consequently, the historical financial statements of the Company include the financial position of WCP as of March 31, 1996 and the results of WCP's operations for the three-month period from January 1, 1996 to March 31, 1996 and for the three months ended June 30, 1996.

   The unaudited pro forma condensed consolidated statement of operations for the year ended March 31, 1996 gives effect to WCP's results of operations for the (pre-acquisition) nine-month period from April 1, 1995 to December 31, 1995.

  . The Company acquired all of the common stock of Animated Systems subsequent to March 31, 1996, closing the transaction on June 27, 1996.

   The unaudited pro forma condensed consolidated balance sheet gives effect to the acquisition of Animated Systems as if the transaction had occurred on March 31, 1996.

   The unaudited pro forma condensed consolidated statement of operations gives effect to Animated Systems' results of operations for the (pre-acquisition) year ended March 31, 1996 and for the three months ended June 30, 1996.

  The unaudited pro forma condensed consolidated financial statements are based upon the historical financial statements of the Company, WCP and Animated Systems, and should be read in conjunction with those financial statements and the notes thereto appearing elsewhere in this Prospectus.

  The unaudited pro forma condensed consolidated financial statements do not necessarily indicate the results that would have actually occurred if the acquisitions had been in effect on the date indicated or that may occur in the future.

                       POPPE TYSON, INC. AND SUBSIDIARIES

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                                 MARCH 31, 1996
                                  (UNAUDITED)

                                                  PRO FORMA
                               POPPE     ANIMATED  ADJUST-    NOTE     PRO FORMA
          ASSETS               TYSON     SYSTEMS    MENTS     REF.    POPPE TYSON
          ------            -----------  -------- ----------  ----    -----------
Current assets:
 Cash.....................  $    25,500  $  7,038 $  123,421    1(a)  $   155,959
 Receivables, net.........   13,248,014   656,586        --            13,904,600
 Billable production
  expenditures............      436,548     9,300        --               445,848
 Prepaid expenses.........      138,040       --         --               138,040
 Other assets.............          --        425        --                   425
 Deferred income taxes....       24,000    15,049        --                39,049
                            -----------  -------- ----------          -----------
 Total current assets.....   13,872,102   688,398    123,421           14,683,921
Property and equipment,
 net......................    1,402,697   137,729        --             1,540,426
Deferred income taxes.....       24,000       --         --                24,000
Covenants not-to-compete..          --        --     500,000    1(b)      500,000
Excess of purchase price
 over fair value of net
 assets acquired, net.....    1,172,446    21,124  2,469,762    1(c)    3,663,332
Other.....................      294,771     3,709        --               298,480
                            -----------  -------- ----------          -----------
 Total assets.............  $16,766,016  $850,960 $3,093,183          $20,710,159
                            ===========  ======== ==========          ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
 Book overdraft...........  $ 1,765,213  $    --  $      --           $ 1,765,213
 Current portion of
  capital lease
  obligations and long-
  term obligation.........          --     61,899        --                61,899
 Accounts payable.........    9,609,198   138,670        --             9,747,868
 Income taxes payable.....          --      4,812        --                 4,812
 Acquisition price
  payable--current........      338,372       --         --               338,372
 Bank borrowings..........          --    260,000   (260,000)   1(a)            0
 Accrued expenses.........      384,241   101,365        --               485,606
 Advance billings.........    1,406,146    93,350        --             1,499,496
 Due to parent company....      529,788       --   2,383,421    1(a)    2,913,209
                            -----------  -------- ----------          -----------
 Total current
  liabilities.............   14,032,958   660,096  2,123,421           16,816,475
Acquisition price
 payable--long-term.......      408,054       --         --               408,054
Capital lease obligations
 and notes payable........          --     58,570        --                58,570
Deferred taxes............          --      2,056        --                 2,056
Other.....................      225,599       --         --               225,599
                            -----------  -------- ----------          -----------
 Total liabilities........   14,666,611   720,722  2,123,421           17,510,754
                            -----------  -------- ----------          -----------
Stockholders' equity:
 Common stock.............        6,760    10,000     (9,548)   1(d)        7,212
 Additional paid-in
  capital.................    5,164,740       --   1,099,548    1(e)    6,264,288
 Retained earnings
  (deficit)...............   (3,072,095)  120,238   (120,238)   1(f)   (3,072,095)
                            -----------  -------- ----------          -----------
 Total stockholders'
  equity..................    2,099,405   130,238    969,762            3,199,405
                            -----------  -------- ----------          -----------
 Total liabilities and
  stockholders' equity....  $16,766,016  $850,960 $3,093,183          $20,710,159
                            ===========  ======== ==========          ===========

      See accompanying notes to pro forma condensed consolidated financial statements.

                       POPPE TYSON, INC. AND SUBSIDIARIES

            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                                  (UNAUDITED)

                                            YEAR ENDED MARCH 31, 1996
                          ----------------------------------------------------------------
                                                   ANIMATED    PRO FORMA  NOTE  PRO FORMA
                          POPPE TYSON    WCP       SYSTEMS    ADJUSTMENTS REF. POPPE TYSON
                          ----------- ----------  ----------  ----------- ---- -----------
Commission and fees.....  $17,077,349 $1,801,769  $2,637,404   $    --         $21,516,522
                          ----------- ----------  ----------   --------        -----------
Operating expenses:
 Salaries and employee
  benefits..............   10,902,110  1,808,422   1,592,433   (632,850)    3   13,670,115
 Operating and general..    5,327,827    372,572     860,541    358,603     4    6,919,543
                          ----------- ----------  ----------   --------        -----------
 Total operating
  expenses..............   16,229,937  2,180,994   2,452,974   (274,247)        20,589,658
                          ----------- ----------  ----------   --------        -----------
 Operating income
  (loss)................      847,412   (379,225)    184,430    274,247            926,864
                          ----------- ----------  ----------   --------        -----------
Other income (expense):
 Interest income........          --      11,407         712        --              12,119
 Interest expense.......          --         --      (15,326)  (199,500)    5     (214,826)
                          ----------- ----------  ----------   --------        -----------
                                  --      11,407     (14,614)  (199,500)          (202,707)
                          ----------- ----------  ----------   --------        -----------
 Earnings (loss) before
  income taxes..........      847,412   (367,818)    169,816     74,747            724,157
                          ----------- ----------  ----------   --------        -----------
Income tax expense
 (benefit)..............      351,000   (106,557)     68,000    109,385     6      421,828
                          ----------- ----------  ----------   --------   ---  -----------
 Net earnings (loss)....  $   496,412 $ (261,261) $  101,816   $(34,638)       $   302,329
                          =========== ==========  ==========   ========        ===========
Earnings (loss) per
 share..................  $       .06                                          $       .03
                          ===========                                          ===========
Weighted average common
 shares and common
 equivalents............    8,334,673                           451,596     7    8,786,269
                          ===========                          ========        ===========

                                    THREE MONTHS ENDED JUNE 30, 1996
                            ---------------------------------------------------
                              POPPE     ANIMATED    PRO FORMA  NOTE  PRO FORMA
                              TYSON      SYSTEMS   ADJUSTMENTS REF. POPPE TYSON
                            ----------  ---------  ----------- ---- -----------
Commission and fees.......  $6,665,755  $ 899,902   $     --        $7,565,657
                            ----------  ---------   ---------       ----------
Operating expenses:
 Salaries and employee
  benefits................   4,792,373    493,308         --         5,285,681
 Operating and general....   2,472,027    503,412      88,911    4   3,064,350
                            ----------  ---------   ---------       ----------
 Total operating ex-
  penses..................   7,264,400    996,720      88,911        8,350,031
                            ----------  ---------   ---------       ----------
 Operating income (loss)..    (598,645)   (96,818)    (88,911)        (784,374)
                            ----------  ---------   ---------       ----------
Other income (expense):
 Interest income..........         --         --          --               --
 Interest expense.........         --     (12,946)    (52,137)   5     (65,083)
                            ----------  ---------   ---------       ----------
                                   --     (12,946)    (52,137)         (65,083)
                            ----------  ---------   ---------       ----------
 Earnings (loss) before
  income taxes............    (598,645)  (109,764)   (141,048)        (849,457)
                            ----------  ---------   ---------       ----------
Income tax expense (bene-
 fit).....................    (197,300)    (3,611)    (26,953)   6    (227,864)
                            ----------  ---------   ---------       ----------
 Net earnings (loss)......  $ (401,345) $(106,153)  $(114,095)      $ (621,593)
                            ==========  =========   =========       ==========
Earnings (loss) per
 share....................  $     (.06)                             $     (.09)
                            ==========                              ==========
Weighted average common
 shares and
 common equivalents.......   6,780,429                451,596    7   7,232,025
                            ==========              =========       ==========

      See accompanying notes to pro forma condensed consolidated financial statements.

                      POPPE TYSON, INC. AND SUBSIDIARIES

        NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                MARCH 31, 1996
                                  (UNAUDITED)

1. ACQUISITION OF ANIMATED SYSTEMS

  On June 27, 1996, Poppe Tyson, Inc. (the "Company") acquired the outstanding common shares of Animated Systems. Consideration paid by the Company to the shareholders of Animated Systems included $1,500,000 in cash plus 451,596 shares of common stock of the Company. The common stock issued by the Company had an estimated fair value of $1,100,000 for a total purchase price of $2,600,000 for Animated Systems. In addition, for covenants not-to-compete, the Company paid cash of $435,000 to one manager-shareholder (5-year term) and $65,000 to another manager-shareholder (3-year term). The cash paid for the acquisition of Animated Systems, covenants not-to-compete plus additional cash of $383,421 required to retire bank borrowings at closing was provided by a loan of $2,383,421 from the Company's parent company. The loan bears interest at the 30-day LIBOR rate plus 2 1/2% (equal to 8 3/8% and 8 3/4% at March 31, 1996 and June 30, 1996, respectively) and is payable from the proceeds of the Company's initial public stock offering.

 (a) Due to parent company

  For purposes of the pro forma condensed consolidated balance sheet as of March 31, 1996, an adjustment has been made to record the payment of bank borrowings ($260,000) and the increase to working capital ($123,421). A corresponding adjustment to record the advance of $2,383,421 from the parent company has also been made.

 (b) Covenants not-to-compete

  For purposes of the pro forma condensed consolidated balance sheet as of March 31, 1996, an adjustment of $500,000 has been made to record the purchase of covenants not-to-compete (to be amortized over their terms of 3 and 5 years).

 (c) Excess of purchase price over fair value of net assets acquired

  For purposes of the pro forma condensed consolidated balance sheet as of March 31, 1996, an adjustment of $2,469,763 has been made to record the excess of purchase price over fair value of net assets acquired (to be amortized over 10 years).

 (d) Common stock

  For purposes of the pro forma condensed consolidated balance sheet as of March 31, 1996, an adjustment of $9,548 has been made to eliminate the common stock accounts of Animated Systems in consolidation and to record the issuance of shares by the Company in connection with the acquisition of Animated Systems. These entries are summarized as follows:

       Common stock issued in connection with acquisition (451,596
        shares at $.001 per share)................................. $    452
       Elimination of the common stock account of Animated Systems in consolidation...........................................  (10,000)
                                                                    --------
         Total adjustments......................................... $ (9,548)
                                                                    ========

                      POPPE TYSON, INC. AND SUBSIDIARIES

 (e) Additional paid-in capital

  For purposes of the pro forma condensed consolidated balance sheet as of March 31, 1996, an adjustment of $1,099,548 has been made to record the excess of fair value over par value of common stock issued by the Company in connection with the acquisition of Animated Systems.

 (f) Retained earnings/(deficit)

  For purposes of the pro forma condensed consolidated balance sheet as of March 31, 1996, an adjustment of $120,238 has been made to eliminate the retained earnings of Animated Systems in consolidation.

2. ACQUISITION OF WCP

  The Company acquired the business of WCP through the purchase of certain assets (effective January 1, 1996) in a transaction accounted for as a purchase. Pursuant to the terms of the acquisition agreement, the Company paid cash for the fixed assets of this business and is committed to pay contingent consideration for the future gross income from the client accounts of WCP. The contingent consideration is based upon a percentage of the gross income generated by the business and is payable in five annual installments following the effective date of each acquisition.

  The Company records contingent consideration when the contingency is resolved and the consideration is payable. Through March 31, 1996, the Company has incurred contingent consideration of $59,210 for the acquisition of WCP. The amortization of additional purchase price occurs over 15 years. Consequently, additional charges to the statement of operations may result as additional contingent consideration is incurred by the Company over the remaining earn-out period. The Company estimates that additional contingent consideration under this acquisition will be approximately $1,900,000, which would be paid during the next five years.

3. SPECIAL BONUS

  In 1995, WCP paid a special bonus of $632,850 to three members of executive management who were also the principal shareholders of WCP. For the pro forma condensed consolidated statement of operations, the effect of this special bonus on pro-forma earnings has been eliminated because the bonus is not reflective of compensation that may be expected for these executives as employees of the Company.

4. AMORTIZATION EXPENSE

  For purposes of the pro forma condensed consolidated statements of operations for the year ended March 31, 1996 and for the three months ended June 30, 1996, adjustments have been made to give effect to the amortization of covenants not-to-compete and the excess of purchase price over fair value of net assets acquired, allocated as follows:

                                                                 THREE MONTHS
                                                    YEAR ENDED       ENDED
                                                  MARCH 31, 1996 JUNE 30, 1996
                                                  -------------- -------------
Covenants not-to-compete.........................    $108,667       $27,167
                                                     --------       -------
Excess of purchase price over fair value of net
 assets acquired:
  Animated Systems...............................     246,976        61,744
  WCP............................................       2,960           --
                                                     --------       -------
                                                      249,936        61,744
                                                     --------       -------
    Total adjustments............................    $358,603       $88,911
                                                     ========       =======

                      POPPE TYSON, INC. AND SUBSIDIARIES

5. INTEREST EXPENSE

  For purposes of the condensed consolidated statements of operations for the year ended March 31, 1996 and for the three months ended June 30, 1996, adjustments of $199,500, and $52,137, respectively, have been made to record interest expense on the advance of $2,383,421 from the parent company for purposes of funding the acquisition of Animated Systems and covenants not-to-compete. See also note 1.

6. TAX EFFECTS

  For purposes of the condensed consolidated statement of operations for the year ended March 31, 1996 and for the three months ended June 30, 1996, pro forma adjustments affecting pretax income (loss) have been tax-effected at a rate of 34%, after consideration of permanent differences between book and taxable income resulting from the amortization of nondeductible intangible assets.

7. EARNINGS PER SHARE

  For purposes of the pro forma condensed consolidated statement of operations, the weighted average common shares and common share equivalents have been adjusted for 451,596 shares of common stock issued in connection with the acquisition of Animated Systems in calculating pro forma earnings per share.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHO-RIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Use of Proceeds..........................................................  17
Dividend Policy..........................................................  17
Capitalization...........................................................  18
Dilution.................................................................  19
Selected Financial Data..................................................  20
Management's Discussion and Analysis of Results of Operations and
 Financial Condition.....................................................  21
Business.................................................................  29
Management...............................................................  40
Certain Transactions.....................................................  46
Principal Stockholders...................................................  49
Description of Capital Stock.............................................  50
Shares Eligible for Future Sale..........................................  52
Underwriting.............................................................  54
Legal Matters............................................................  55
Experts..................................................................  55
Additional Information...................................................  56
Index to Financial Statements............................................ F-1

                               ----------------

 UNTIL      , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS) ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             3,000,000 SHARES

                               POPPE TYSON, INC.

                                  COMMON STOCK

                               ----------------

                                   PROSPECTUS

                               ----------------

                              MERRILL LYNCH & CO.
                           DEAN WITTER REYNOLDS INC.

                                       , 1996

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the estimated (except for the Securities and Exchange Commission fee, the National Association of Securities Dealers, Inc. fee and the Nasdaq National Market listing fee) expenses, other than the underwriting discounts, expected to be incurred by the Registrant in connection with the distribution of the securities registered under this Registration Statement.

   Securities and Exchange Commission registration fee.............. $   17,242
   Nasdaq National Market listing fee...............................     43,222
   National Association of Securities Dealers, Inc. fee.............      5,500
   Printing (other than stock certificates).........................    200,000
   Engraving and printing stock certificates........................      6,000
   Blue Sky fees and expenses.......................................     20,000
   Accounting fees and expenses.....................................    350,000
   Transfer Agent and Registrar fees................................      5,000
   Legal fees and expenses..........................................    350,000
   Miscellaneous....................................................    403,036
                                                                     ----------
     Total.......................................................... $1,400,000
                                                                     ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Registrant's Amended and Restated Certificate of Incorporation, as amended to date (the "Certificate of Incorporation") provides for the Registrant to indemnify directors and officers to the maximum extent permitted by the Delaware General Corporation law (the "Delaware GCL"). In addition, the Registrant's Certificate of Incorporation limits the liability of directors to the maximum extent permitted by the Delaware GCL. Delaware law provides that the directors of a Delaware corporation will not be personally liable to such corporation or its stockholders for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of their duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for unlawful payments of dividends or unlawful stock purchases or redemptions as provided in Section 174 of the Delaware GCL; or (iv) for any transaction from which the director derives an improper personal benefit. The Company is currently a named insured under Bozell, Jacobs, Kenyon & Eckhardt, Inc.'s insurance coverage for certain liabilities which may be incurred by directors and officers. Additionally, the Registrant has entered into employment agreements with certain of its executive officers whereby the Registrant has agreed to indemnify them to the fullest extent permitted under the Certificate of Incorporation and Bylaws.

  Article TENTH of the Registrant's Certificate of Incorporation provides, in pertinent part, as follows:

    TENTH. Indemnification. (a) Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a director or an officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter "indemnities"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, consultant, employee or agent or in any other capacity while serving as a director or officer shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the General Corporation Law of Delaware, as the same exists or may hereafter be amended (but in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than permitted prior thereto), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such in connection therewith; provided, however, that, except as provided below with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

    (b) The right to indemnification conferred in paragraph (a) of this Article shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that if the General Corporation Law of Delaware requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of any undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such person is not entitled to be indemnified under this section or otherwise. The rights to indemnification and to the advancement of expenses conferred in paragraphs
  (a) and (b) of this Article shall be contract rights and such rights to indemnification and advancement of expenses shall continue as to an indemnitee who has ceased to be a director or officer and shall inure to the benefit of the indemnitee's heirs, executors and administrators.

    (g) A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except that a director shall be liable to the extent provided by applicable law (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for any transaction from which the director derived an improper personal benefit or (iv) under Section 174 of the General Corporation Law of Delaware. If the General Corporation Law of Delaware is hereafter amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of Delaware, as so amended. Any repeal or modification of this paragraph (g) shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  The following sets forth information relating to all securities of the Registrant sold by it since October 1, 1993:

    On March 2, 1996, options to purchase an aggregate of 469,980 shares of Common Stock at an exercise price of $2.42 per share were granted pursuant to the Registrant's stock option plan to three executive officers of, and three advisors to, the Registrant in respect of services rendered to the Registrant. As of May 16, 1996, options to purchase 58,125 shares of Common Stock at an exercise price equal to the initial public offering price were granted pursuant to such plan to an executive officer of the Registrant in connection with his employment by the Registrant. On June 27, 1996, an aggregate of 451,596 shares of Common Stock were issued to the former shareholders of Animated Systems & Design, Inc. ("ASD") as part of the merger of ASD into a wholly-owned subsidiary of the Registrant. Options to purchase an aggregate of 9,843 shares of Common Stock at an exercise price of $3.42 per share were granted pursuant to the Registrant's stock option plan to the former optionholders of ASD in connection with the assumption, amendment and restatement of outstanding options to purchase ASD stock as part of such merger on June 27, 1996. On June 27, 1996, an aggregate of 76,643 shares of Common Stock were issued to two advisors to the Registrant upon exercise of options at an exercise price of $2.42 per share. On July 16, 1996, options to purchase an aggregate of 229,893 shares of Common Stock (options to purchase 14,403 shares of which have since been forfeited pursuant to the terms of the Registrant's stock option plan) at an exercise price equal to the initial public offering price were granted pursuant to the Registrant's stock option plan to certain employees of the Registrant. On October 10, 1996, options to purchase an aggregate of 73,500 shares of Common Stock at an exercise price equal to the initial public offering price were granted pursuant to the Registrant's stock option plan to certain employees of the Registrant. Effective as of the effective date of this Registration Statement, options to purchase an aggregate of 43,749 shares of Common Stock at an exercise price equal to the initial offering price were granted pursuant to the Registrant's stock option plan to nominees to the Registrant's Board of Directors.

    Exemption from registration under the Securities Act of 1933, as amended (the "Act"), is claimed for the grant of options under the Registrant's stock option plan referred to above in reliance upon the exemption afforded by Sections 3(b) and 4(2) of the Act and the rules thereunder and for the sales of common stock referred to above in reliance upon the exemption afforded by Section 4(2) of the Act and the rules thereunder for transactions not involving a public offering. Each certificate evidencing such shares of Common Stock bears an appropriate restrictive legend and "stop transfer" orders are maintained on Registrant's stock transfer records there against. None of these sales involved participation by an underwriter or a broker-dealer.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE.

  A) EXHIBITS

  Unless otherwise indicated, the following Exhibits are filed to the Registration Statement:

   EXHIBIT
   NUMBER                               DESCRIPTION
   -------                              -----------
     1.1   Form of Purchase Agreement
     3.1   Amended and Restated Certificate of Incorporation of Registrant*
     3.2   Bylaws of Registrant*
     3.3   Amendment to Certificate of Incorporation of Registrant dated
            October 1, 1996
     5.1   Opinion of Loeb & Loeb LLP
    10.1   Employment Agreement between Registrant and Fergus O'Daly, Jr.*
    10.2   Employment Agreement between Registrant and David S. Carlick*
    10.3   Employment Agreement between Registrant and Thomas E. Wharton, Jr.*
    10.4   Employment Agreement between Registrant and Steven M. Blondy*
    10.5   Operating Services Agreement between Registrant and Bozell, Jacobs,
            Kenyon & Eckhardt, Inc.*
    10.6   Tax Sharing Agreement between Registrant and Bozell, Jacobs, Kenyon
            & Eckhardt, Inc.*
    10.7   Registration Rights Agreement between Registrant and Bozell, Jacobs,
            Kenyon & Eckhardt, Inc.*
    10.8   Sublease Agreement between Registrant and Bozell, Jacobs, Kenyon &
            Eckhardt, Inc.*
    10.9   Lease Agreement between Registrant and David S. Carlick*
    10.10  Amendment to Business Acquisition Agreement between Registrant and
            Carlick Advertising and Carlick Data Base Marketing*
    10.11  Amended and Restated Stock Option Plan of Registrant*
    10.12  Stock Purchase Plan of Registrant*
    10.13  Agreement and Plan of Reorganization and Merger among Registrant,
            Animated Systems & Design, Inc. (Delaware), Animated Systems &
            Design, Inc. (California) and Rea B. Callender*
    10.14  Registration Rights Agreement among Registrant and Former
            Shareholders of Animated Systems & Design, Inc. (California)*
    10.15  Agreement between Registrant and The Jayme Organization, Inc.*
    10.16  Acquisition Agreement between Registrant and Werner Chepelsky &
            Partners, Inc.*
    10.17  Stock Option Agreement between Registrant and Fergus O'Daly, Jr.*
    10.18  Stock Option Agreement between Registrant and David S. Carlick*

   EXHIBIT
   NUMBER                               DESCRIPTION
   -------                              -----------
    10.19  Stock Option Agreement between Registrant and Thomas E. Wharton,
            Jr.*
    10.20  Amended and Restated Stock Option Agreement between Registrant and
            Steven M. Blondy*
    10.21  Form of Advisor Stock Option Agreement*
    10.22  Agreement between Registrant and Bozell, Jacobs, Kenyon & Eckhardt,
            Inc.*
    10.23  Asset Purchase Agreement between Registrant and Bozell, Jacobs,
            Kenyon & Eckhardt, Inc.
    11.1   Statement re computation of per share earnings
    21.1   Subsidiaries of the Registrant*
    23.1   Auditors' Report on Schedule II and Consent of KPMG Peat Marwick LLP
    23.2   Consent of Loeb & Loeb LLP (included in Exhibit 5.1)
    23.3   Consent of David E. Bell*
    23.4   Consent of Paul C. Schorr III*
    23.5   Consent of Thomas H. Stoner*
    24.1   Powers of Attorney (included on signature page to Registration
            Statement)*
    27.1   Financial Data Schedule (Year Ended March 31, 1996)
    27.2   Financial Data Schedule (Three Months Ended June 30, 1996)

--------

 *Previously submitted.


  B) THE FOLLOWING CONSOLIDATED FINANCIAL STATEMENT SCHEDULES ARE FILED
HEREWITH:

   SCHEDULES
   ---------
      II     Valuation and Qualifying Accounts (included in Exhibit 23.1)

  All other financial statement schedules are not included because they are inapplicable.

ITEM 17. UNDERTAKINGS.

  The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Purchase Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF NEW YORK, STATE OF NEW YORK, ON OCTOBER 11, 1996.

                                          Poppe Tyson, Inc.

                                                /s/ Fergus O'Daly, Jr.
                                          By: _________________________________
                                                    Fergus O'Daly, Jr.
                                                 Chairman of the Board and
                                                  Chief Executive Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

              NAME                              TITLE                   DATE


                                   Chairman of the Board and
   /s/ Fergus O'Daly, Jr.           Chief Executive Officer       October 11,
_________________________________   (principal executive           1996
       Fergus O'Daly, Jr.           officer)

                                   Executive Vice President--
    /s/ Steven M. Blondy            Finance and                   October 11,
_________________________________   Administration (principal      1996
        Steven M. Blondy            financial and accounting
                                    officer)

             *                                                    October 11,
_________________________________  Director                        1996

      David S. Carlick

             *                     Director                       October 11,
_________________________________                                  1996

   Thomas E. Wharton, Jr.

             *                     Director                       October 11,
_________________________________                                  1996

       Kevin C. Clark

             *                                                    October 11,
_________________________________  Director                        1996

     Michael D. Drexler

             *                                                    October 11,
_________________________________  Director                        1996

  Charles D. Peebler, Jr.

             *                     Director                       October 11,
_________________________________                                  1996

    Valentine J. Zammit

* Executed pursuant to power of attorney.

   /s/ Fergus O'Daly, Jr.

_____________________________

     Fergus O'Daly, Jr.

    as attorney-in-fact

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                          DESCRIPTION                           PAGE NO.
 -------                         -----------                           --------
   1.1   Form of Purchase Agreement
   3.1   Amended and Restated Certificate of Incorporation of
          Registrant*
   3.2   Bylaws of Registrant*
   3.3   Amendment to Certificate of Incorporation of Registrant
          dated October 1, 1996
   5.1   Opinion of Loeb & Loeb LLP
  10.1   Employment Agreement between Registrant and Fergus O'Daly,
          Jr.*
  10.2   Employment Agreement between Registrant and David S.
          Carlick*
  10.3   Employment Agreement between Registrant and Thomas E.
          Wharton, Jr.*
  10.4   Employment Agreement between Registrant and Steven M.
          Blondy*
  10.5   Operating Services Agreement between Registrant and Bozell,
          Jacobs, Kenyon & Eckhardt, Inc.*
  10.6   Tax Sharing Agreement between Registrant and Bozell,
          Jacobs, Kenyon & Eckhardt, Inc.*
  10.7   Registration Rights Agreement between Registrant and
          Bozell, Jacobs, Kenyon & Eckhardt, Inc.*
  10.8   Sublease Agreement between Registrant and Bozell, Jacobs,
          Kenyon & Eckhardt, Inc.*
  10.9   Lease Agreement between Registrant and David S. Carlick*
  10.10  Amendment to Business Acquisition Agreement between
          Registrant and Carlick Advertising and Carlick Data Base
          Marketing*
  10.11  Amended and Restated Stock Option Plan of Registrant*
  10.12  Stock Purchase Plan of Registrant*
  10.13  Agreement and Plan of Reorganization and Merger among
          Registrant, Animated Systems & Design, Inc. (Delaware),
          Animated Systems & Design, Inc. (California) and Rea B.
          Callender*
  10.14  Registration Rights Agreement among Registrant and Former
          Shareholders of Animated Systems & Design, Inc.
          (California)*
  10.15  Agreement between the Registrant and The Jayme
          Organization, Inc.*
  10.16  Acquisition Agreement between Registrant and Werner
          Chepelsky & Partners, Inc.*
  10.17  Stock Option Agreement between Registrant and Fergus
          O'Daly, Jr.*
  10.18  Stock Option Agreement between Registrant and David S.
          Carlick*
  10.19  Stock Option Agreement between Registrant and Thomas E.
          Wharton, Jr.*
  10.20  Amended and Restated Stock Option Agreement between
          Registrant and Steven M. Blondy*
  10.21  Form of Advisor Stock Option Agreement*
  10.22  Agreement between Registrant and Bozell, Jacobs, Kenyon &
          Eckhardt, Inc.*
  10.23  Asset Purchase Agreement between Registrant and Bozell,
          Jacobs, Kenyon & Eckhardt, Inc.
  11.1   Statement re computation of per share earnings
  21.1   Subsidiaries of the Registrant*
  23.1   Auditors' Report on Schedule II and Consent of KPMG Peat
          Marwick LLP
  23.2   Consent of Loeb & Loeb LLP (included in Exhibit 5.1)

 EXHIBIT
 NUMBER                          DESCRIPTION                          PAGE NO.
 -------                         -----------                          --------
  23.3   Consent of David E. Bell*
  23.4   Consent of Paul C. Schorr III*
  23.5   Consent of Thomas H. Stoner*
  24.1   Powers of Attorney (included on signature page to
          Registration Statement)*
  27.1   Financial Data Schedule (Year Ended March 31, 1996)
  27.2   Financial Data Schedule (Three Month Period Ended June 30,
          1996)

--------

 *Previously submitted.

                            Description of Artwork
                    Contained in the Registration Statement

Inside Front Cover
------------------

        The top 2/3 of this page contains one large globe in the center. This globe is surrounded on each side by three smaller globes which grow incrementally larger with the smallest surrounding globe being next to the center globe. The globes appear to be spinning. The center globe is in a shaft of light which casts concentric ripples in the sea below and sky above. A caption which reads "POPPE TYSON" appears above the picture and a caption which reads "Advanced Marketing Communications for an Evolving World." appears below the picture.

        Three pictures appear on the bottom of this page immediately below a caption identifying each picture. These pictures each depict the home page of the Web site for, from left to right, LensCrafters, Valvoline and Chase Manhattan Bank. Along the bottom of this page the stabilization legend and additional text appears.

Left-Side Fold-Out Page
-----------------------

        The bottom half of this page contains two rows of three pictures each immediately below a caption identifying each picture. The pictures in the top row, from left to right, depict the home page of an IBM CD-ROM, the home page for the Cadillac Web site and a print ad for Banfi Vintners. The pictures in the bottom row, from left to right, depict a page for the Charles Schwab interactive disk, a print ad for Pennsylvania Tourism and a billboard for Mellon Bank.

        In the center of this page a paragraph which reads as follows appears:
Interactive Innovation. Poppe Tyson has an extensive resume of marketing services. Poppe Tyson's marketing communications services include Web site design and development, Web applications, Web hosting, Web-to-database connectivity, on-line media placement, public relations and database marketing services. Since 1994, as part of its Web marketing efforts, Poppe has provided design and development services for The White House Web site and over 60 other Web sites for such clients as General Motors Corporation's Cadillac Motor Car Division, LensCrafters Inc., Merrill Lynch & Co. and Netscape Communications Corp.

        Centered in the top third of this page is half of a picture, the other half of which appears on the following page, of various three-dimensional geometric shapes including spheres, cones and cubes below a skyline. A caption which reads "Communicating in the 21st century and beyond." appears above the picture.

Right-Side Fold-Out Page
------------------------

        The other half of the above-described picture appears centered in the top third of this page.

        In the center of this page a paragraph which reads as follows appears:
The High-Tech Connection. The Company believes that the emergence of new media vehicles provides marketing communications opportunities unavailable through traditional broadcast and print media. The development of new software tools and applications has allowed businessess to deliver more technologically sophisticated marketing messages through varied digital-based delivery vehicles. Poppe's new media products and services allow its clients to provide interactive delivery of information and services to their customers.

        The bottom half of this page contains two rows of three pictures in the top row and two pictures in the bottom row immediately below a caption identifying each picture. The pictures in the top row, from left to right, depict the home page for the Milk Board's Web site, the package design for Pennsylvania Brewing and a print ad for PSE&G. The pictures in the bottom row, from left to right, depict a print ad for Toshiba and the home page of a Symantec CD-ROM.

Inside Back Cover Page
----------------------

        Centered in the top 1/4 of this page is a picture of two rows of columns with globes on top. The columns decrease in size incrementally as they extend toward the horizon. The first row contains seven columns. The second row contains one. The far left side of the picture contains part of a pyramid. A caption which reads "Branding through Integrated Marketing." appears below the picture.

        In the center of this page a paragraph which reads as follows appears:
Poppe Tyson develops marketing communications programs for its clients that combine traditional and new media vehicles. We utilize the appropriate forums - broadcast, print, outdoor and direct mail - support them with public relations and database marketing and complement them with Web environments. Our marketing strategies are designed to actively target consumers with our clients' marketing messages in a consistent, persuasive and effective manner. Poppe's ability to integrate Internet-related business into its existing mix of advertising, public relations and database marketing was an important factor in its recognition by Marketing Computers magazine as the 1995 High-Tech Agency of the Year.

        The bottom 2/3 of this page contains three columns. The left column has three pictures immediately below a caption identifying each picture, from top to bottom, which depict the Toshiba Web site home page and two examples of Toshiba television commericals. The middle column contains two examples of Toshiba print ads, one above the other, immediately below a caption identifying each picture. The right column contains the center most portion of the picture appearing in the top 2/3 of the inside front cover. A caption which lists the following cities appears above this column: New York, Los Angeles, Cleveland, Pittsburgh, Mountain View, Palo Alto and Morris Plains. A caption which reads "POPPE TYSON Application Branding. For A New World" appears below the picture.